1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4/30/04

For the month of April 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 30, **2004**

By ______________________

Lora Ho

Vice President & Chief Financial Officer

Scaling Heights Again

Taiwan Semiconductor Manufacturing Company, Ltd.

ANNUAL REPORT 2003



NT$ Billion
200
150
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Net Sales
Net Income

MAJOR FACILITIES

Corporate Headquarters & FAB 12
8, Li-Hsin Rd. 6, Hsinchu Science Park
Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

FAB 2, FAB 5
121, Park Ave. 3, Hsinchu Science Park
Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5780221 Fax: 886-3-5781546

FAB 3
9, Creation Rd. 1, Hsinchu Science Park
Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5781688 Fax: 886-3-5781548

FAB 6
1, Nan-Ke North Rd., Tainan Science Park
Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5052000 Fax: 886-6-5052057

FAB 7
6, Creation Rd. 2, Hsinchu Science Park
Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5785112 Fax: 886-3-5773628

FAB 8
25, Li-Hsin Rd., Hsinchu Science Park
Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5678888 Fax: 886-3-5662051

TSMC North America
2585 Junction Avenue
San Jose, CA 95134, U.S.A.
Tel: 408-3828000 Fax: 408-3828008

TSMC Europe B.V.
World Trade Center, Strawinskylaan 1145
1077 XX Amsterdam, The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan K.K.
21F, Queen's Tower C, 2-3-5, Minato Mirai
Nishi-ku, Yokohama, Kanagawa, 220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road
Songjiang Science & Technology Park
Shanghai, China Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC SPOKESPERSON
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Acting Spokesperson
Name: J. H. Tzeng
Title: Public Relations Department Manager
Tel: 886-3-6665028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

AUDITORS
Company: Deloitte & Touche
Auditors: Andy Huang, Edward Way
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd.
Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: China Trust Commercial Bank
Transfer Agency Department
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd.
Taipei, Taiwan 100, R.O.C.
Tel: 886-2-23613033 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

DEPOSITARY BANK (ADR)
Company: Citibank, N.A.
Depositary Receipts Services
Address: 111 Wall Street
New York, NY10005, U.S.A.
Website: http://www.citibank.com/adr

ADR Shareholder Information
Toll Free: 1-877-2484237
Outside USA: 1-816-8434281
Email: citibank@shareholders-online.com

TSMC's depositary receipts of the common shares are listed on New York Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at http://www.nyse.com and http://mops.tse.com.tw

TSMC WEBSITE: http://www.tsmc.com

TABLE OF CONTENTS



BUSINESS PHILOSOPHY

TSMC is committed to:

- Integrity
- Focus on Our Core Business- IC Foundry
- Globalization
- Long-term Vision and Strategies
- Treating Customers as Partners
- Building Quality into All Aspects of Our Business
- Unceasing Innovation
- Fostering a Dynamic and Fun Work Environment
- Keeping Communication Channels Open
- Caring for Employees and Shareholders, and Being a Good Corporate Citizen





LETTER TO SHAREHOLDERS

Dear Shareholders,

In 2003, as the world semiconductor industry showed signs of recovering from a cyclical slowdown which began in late 2000, Taiwan Semiconductor Manufacturing Company (TSMC) produced the highest revenues in its history, surpassing the previous record set in 2000. TSMC also recorded its second highest net income in history.

Throughout 2003, TSMC continued to demonstrate its leadership in three important areas for sustainable profitability and future growth: advanced technology, manufacturing efficiency and customer service. For example:

- TSMC became the first foundry with multiple low-k, 0.13 um products in commercial production.
- Many customers engaged TSMC on 90 nm process with specific products under design.
- Cumulative product tape-outs using 0.13 um process were close to 400 by year-end.
- TSMC served more than 200 active customers and produced over 3,000 products in its fabs.
- TSMC's capability of integrating design and backend services with its core manufacturing strength provided a total solution to its customers.

Financial Strength and Results

TSMC achieved strong financial results in 2003. Revenue totaled NT$201,904 million, an increase of 25% from the previous year. Net income was NT$47,259 million, an increase of 119% compared with 2002 results, while earnings per share were NT$2.33, an increase of 122%. In US dollar terms, revenue for 2003 was US$5.87 billion, an increase of 26%, while net income grew to US$1.37 billion, a 120% increase.

Quarterly sales grew steadily from NT$39,325 million in the first quarter to a record high NT$57,780 million in the fourth quarter.

Our recovery in revenue growth preceded and surpassed that of the world semiconductor industry and helped TSMC maintain its global leadership of the foundry segment of the semiconductor market.

R&D Successes Continue to Achieve Technology Leadership

TSMC's continued to sustain technological leadership in the industry, especially in the development of 90 nm process technology. Among our many achievements during 2003 are:

- TSMC launched the industry's first production of 90 nm copper and low-k dielectrics on 12-inch wafers.
- TSMC generated around 17% of wafer sales from 0.13 um products.

Enhanced Capacity and Capital Expansion Addressed Customer Needs

Total installed capacity on an 8-inch equivalent basis surpassed 4 million wafers in 2003, compared with 3.54 million wafers in 2002. The percentage of this capacity devoted to advanced process production (90 nm, 0.13 um, 0.15 um and 0.18 um) reached 51%, compared with 36% in 2002. TSMC's first 12-inch wafer plant, Fab 12, reached volume production with nearly 28,000 12-inch wafers commercially produced in fourth quarter of 2003.

Capital expenditure for 2003 totaled NT$37.25 billion (US$1.1 billion), a decrease of 32% from 2002 and a decrease of 45% from 2001. Most of the expenditure was devoted to expansion of advanced process production capacity. During 2004, the Company plans to continue to invest in the future through significant investment in production capacity expansion, mostly in 0.13 um and 90 nm copper processes located at its 12-inch wafer fabrication facilities, Fab 12 and Fab 14.

Recognition and Awards for Outstanding Achievements

In December 2003, the Executive Yuan of the Republic of China gave TSMC's Research and Development team an exceptional recognition - "The 2003 Outstanding Scientific and Technological Worker Award". This award, considered the highest honor for technology development in Taiwan, recognizes TSMC's leading 0.13 um low-k, copper system-on-chip (SoC) technology. In announcing its unanimous decision, the Award Steering Committee noted that the development of this advanced semiconductor process has not only made significant contribution to the Taiwan economy, but has also set a leading example of the successful implementation of Taiwan's "Silicon Island" policy through advanced Research and Development.

TSMC continues to garner recognition and awards from around the world. Among the numerous media surveys conducted in 2003 (e.g., *Asiamoney, Euromoney, FinanceAsia, Far Eastern Economic Review, IR Magazine, The Asset Magazine, Institutional Investor*, and *CommonWealth Magazine*), TSMC stood out as a corporate role model. The awards that TSMC received in 2003 included areas of overall management, financial management, corporate strategy, corporate governance, board communications, shareholder value, investor relations, and social responsibility.

Other Corporate Developments

Among other items of interest, the Company concluded two secondary offerings of ADSs during 2003: (1) an 88 million ADS offering in July represented shares held mainly by Executive Yuan's Development Fund, and (2) a 100 million ADS offering in November represented shares held by Koninklijke Philips Electronics N.V. Each TSMC ADS represents five common shares of TSMC.

Late in the year, TSMC, TSMC North America, and WaferTech filed a complaint in US District Court of Northern California against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), and SMIC Americas alleging that SMIC has infringed multiple patents and misappropriated trade secrets. The suit also asks for injunctive relief along with monetary damages. The complaint alleges that SMIC improperly obtained TSMC trade secrets and infringed TSMC patents. Management intends vigorously to protect its patents and trade secrets to maintain shareholder value.

A Bright and Promising Outlook

We believe that the world semiconductor industry is likely to expand at a compounded annual growth rate of close to 10% within this decade. While global semiconductor revenue in 2003 is estimated to have grown by about 16%, revenue in 2004 is poised to increase 26%. The value of the foundry segment's output is likely to have increased from 16% of world IC markets in 2001 to 21% in 2003. Industry drivers such as outsourcing, demand for capital efficiency, and the increased complexity of advanced integrated circuits continue to favor TSMC.

With unwavering focus on its core competencies, management is confident that TSMC will remain the leader of the industry for years to come.

2004 Production Plan*

Quantity: thousand pcs 8-inch equivalent wafer by fab


507
883
442
779
152
789
544
14
Fab2
Fab3
Fab5
Fab6
Fab7
Fab8
Fab12
Fab14

* TSMC only: 4,110 thousand pcs 8-inch equivalent wafers; total TSMC managed capacity: 4,613 thousand pcs 8-inch equivalent wafers, including WaferTech and SSMC

2004 Sales Plan by Technology


≤0.13um 18%
0.15um 13%
0.18um 25%
0.25um 17%
0.35um 13%
≥0.50um 14%



F. C. Tseng, Deputy CEO   Morris Chang, Chairman and CEO   Rick Tsai, President and COO



Morris Chang,
Chairman and CEO



F. C. Tseng,
Deputy CEO



Rick Tsai,
President and COO




A BRIEF INTRODUCTION TO TSMC

1. Company Profile

TSMC's establishment of a dedicated integrated circuit (IC) foundry on February 21, 1987 at Hsinchu Science-Based Industrial Park, Taiwan, was the first of its kind in the world. The common shares of TSMC are listed on the Taiwan Stock Exchange (TSE); the depositary receipts of the common shares are listed on the New York Stock Exchange (NYSE) under the symbol TSM.

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. In the year 2003, TSMC operated one 6-inch wafer fab (Fab 2), five 8-inch wafer fabs (Fab 3, 5, 6, 7, and 8), and one12-inch fab (Fab 12), while another 12-inch fab (Fab 14) had completed facility construction by the year-end. The Company also has capacity commitments in its subsidiary WaferTech in the United States, and in a joint venture (with Philips Semiconductor) under the name of Systems on Silicon Manufacturing Company (SSMC) in Singapore. The total installed annual capacity of TSMC and affiliates amounted to 4 million 8-inch equivalent wafers by the end of 2003.

TSMC views its role as a responsible corporate citizen seriously. The Company is committed to community service and maintaining strong stakeholder relationships.

Sound corporate governance is rooted in a strong Board of Directors (the Board) comprised of experienced businessmen and distinguished scholars. The Board reinforces the financial integrity and management soundness of TSMC. There are three independent board members among a total of nine directors. They are Sir Peter L. Bonfield, Professor Lester C. Thurow, and Mr. Stan Shih. In addition, Professor Michael E. Porter is an independent supervisor. TSMC's Audit Committee, established in 2002, oversees the integrity of TSMC's financial and audit systems, while the Compensation Committee, established in June 2003, reviews and recommends on issues related to employee and executive compensation.

1.1 Core Values

- **Integrity-** Integrity is a fundamental value of the Company. This commitment to integrity can best be illustrated by our strong corporate governance efforts as well as the demand of honesty and uprightness for all TSMC employees as established in its ethics policy and procedures.
- **Customer Orientation-** Superior customer service distinguishes TSMC from its peers. Our premium service results in premium competitiveness to customers and signficant return to shareholders.
- **Innovation-** Everyone at TSMC has the potential and capability to innovate. We demand and encourage that from our employees. The spirit of innovation is applied to every aspect of the Company's business, from the way we think to the way we act.
- **Commitment-** Commitment is the driving force that makes things happen. TSMC asks of its entire staff their personal commitments to their job and to the Company. The welfare of our employees is best served when the welfare of the Company is ensured by all that we do.

1.2 Statement of Company Vision

Our vision is to be the most advanced, innovative and largest provider of foundry services, and, in partnership with our customers, to forge a most powerful force in the semiconductor industry.

To realize our vision, we must be:

(1) a technology leader, competitive with any industry leaders,

(2) the manufacturing leader,

(3) the most reputable and service-oriented foundry, and the greatest total-benefits provider.

1.3 Corporate Recognition

Awards honoring TSMC in 2003 included:

- Most Admired Company in Taiwan (*CommonWealth Magazine*, October 2003 - for the seventh consecutive year);
- Best Managed Company in Taiwan (*Euromoney*, December 2003);
- Best Managed Company, Best Corporate Strategy, Best Focus on Shareholder Value, Best Financial Management, Best Corporate Governance, and Best Investor Relations in Taiwan (*Asiamoney*, December 2003);
- Best Managed Company, Best Financial Management, Best Corporate Governance, Most Committed to Shareholder Value, and Best Investor Relations (*FinanceAsia*, 2003);
- Best Board Communications in Asia, and Best Investor Relations by a Taiwan Company (*IR Magazine*, 2003);
- Best Corporate Governance in Taiwan (*The Asset Magazine*, 2003);
- Best Corporate Governance in Asia for a Semiconductors and Semiconductor Equipment Company (*Asiamoney*, September 2003), and
- Best Investor Relations in Taiwan: The Buy Side View (*Institutional Investor*, 2003).

2. Market Overview

2.1 TSMC Achievements

In 2003, TSMC maintained its leading position in the dedicated foundry segment of the semiconductor industry, with an estimated market share of 53%, about twice that of its closest competitor. TSMC achieved this result in the face of fierce competition from both established competitors and new entrants to the business.

A key contributor to TSMC's strong position is its lead in advanced process technologies, with 62% of TSMC's revenues in 2003 coming from geometries of 0.18 um-and-below manufacturing processes. Working closely with its customers, TSMC took the lead in volume production of many products designed with its 0.13 um FSG and low-k processes. TSMC also introduced advanced process design reference flows to streamline customers' advanced process designs by providing tested solutions to many design issues. The reference flows, together with a comprehensive IP and library program, help customers to cut costs and increase productivity before products go into production. Because they reduce barriers to new designs, they also decrease customers' time to market.

Other key contributors to TSMC's success in 2003 were its continued progress in Research and Development (R&D) program and its unwavering focus on Customer Service.

2.2 Market Analysis

After a deep IC industry recession in 2001 and 2002, IC revenues grew about 16% in 2003 to US$140 billion, out of the total worldwide semiconductor revenue of US$166 billion. Fabless and Integrated Device Manufacturers (IDM) market shares remained constant between 2002 and 2003, with fabless contributing 15% of total IC revenues. IC foundry, a manufacturing sub-segment of the IC industry that serves fabless companies as well as IDM, had a total revenue of US$14 billion in 2003, up 30% from a year ago.

Analysts estimated about 20% of global IC production came from foundries in 2003. According to *IC Insights*, a market research company, the largest geographic segment of the dedicated foundry market is North America; 60% of the dedicated foundry revenue came from companies based in North America in 2003. The second largest market segment is Asia Pacific, which accounted for 23% of the dedicated foundry revenue in 2003. European-based companies accounted for 9%, and companies based in Japan contributed 8%.

2.3 Industry Growth Forecast

TSMC believes the semiconductor industry will grow at an average annual rate of about 10% for the next ten years. TSMC believes the IC industry recovery will continue in 2004 with growth at an above-trend rate of 26%. Associated with the faster growth fabless segment, when combined with the IDM outsourcing trend, dedicated foundries are expected to generate a stronger business demand than that of the industry average.



2.4 Foundry Market Outlook: Opportunities and Threats

TSMC believes foundry services will play an increasingly important role as the IC industry continues to consolidate worldwide. Industry analysts forecast that by 2005, 23% of global IC production will come from foundries.

Confident of near-future demand, TSMC has accelerated its capacity expansion. Besides continued ramping up and expansion of Fab 12, TSMC's first 300 mm production fab, the Company is in the midst of bringing Fab 10 (200 mm fab in Shanghai) and Fab 14 (300 mm fab in Tainan) into production by the fourth quarter of 2004. The threat of excess capacity and falling wafer prices, however, may return over the next couple of years. To capitalize on opportunities, to minimize competitive threats, and to reduce risk, TSMC will continue focusing on high-growth segments of the industry.



Moreover, TSMC is committed to staying ahead of other foundry vendors with advanced process development and services. TSMC's emphasis on the development and introduction of technologies and support services in 2003 included the following:

- Advanced Technologies (0.13 um, 90 nm, and low-k)
- Mixed-Signal and Radio Frequency (MS/RF) Technologies
- Embedded Memory Processes
- Special Logic Processes (CMOS Image Sensor, Color Filter, High Voltage, Liquid Crystal on Silicon)
- Premium Foundry Design Services
- Mask Services
- Backend Services (Bumping, Flip-Chip Assembly, Testing)

2.5 China Project

In September 2002, TSMC submitted an application to the Taiwan Government requesting permission to invest in a semiconductor fabrication plant in China. At the end of February 2003, the Government granted a "Phase I" approval for TSMC to begin the investment process. In August 2003, TSMC established TSMC (Shanghai) Company Limited in China.

The purpose of the investment is to enable TSMC to become a key participant in the Mainland China domestic semiconductor market. TSMC plans to equip the plant initially with used tools and machinery relocated from existing TSMC fabs. We expect to begin installing the tools and machinery after Phase II approval is obtained.

3. Organization

3.1 Organization Chart



Shareholders' Meeting
Supervisors
Board of Directors
Chairman & CEO
Deputy CEO
President & COO
China Project
Research & Development
Chief Information Officer
Chief Technology Officer
Human Resources
Quality & Reliability
Corporate Planning
World-Wide Marketing & Sales
Materials Management & Risk Management
Operations I
Operations II
Chief Financial Officer & Spokesperson
General Counsel
Internal Auditing
Marketing
Pricing & Business Process
Customer Service
Asia / Pacific Business
TSMC Europe
TSMC Japan
TSMC North America

3.2 Function Description

China Project

- China Development Strategy

Research & Development

- Advanced technology research and development, mask operations, and design services

Chief Information Officer

- Company-wide information infrastructure, e-Business strategy, information systems development and operation

Chief Technology Officer

- Exploratory technology development and patent affairs management

Human Resources

- Human resources management and organizational development

Quality & Reliability

- Quality and reliability management

Corporate Planning

- Production planning and control

Worldwide Marketing & Sales

- Marketing – strategy, technology, and services marketing
- Pricing and Business Process – pricing and business management
- Customer Service – customer loyalty and solution effectiveness
- Regional Operations – business development and account services for North America, Europe, Japan, and Asian regions

Materials Management & Risk Management

- Purchasing, warehousing, industrial safety, import and export, logistic support, and environmental protection

Operations I

- Manufacturing operations (Fab 2, 3, 5, 6, 7, and 8), product engineering, and back-end operations

Operations II

- Manufacturing operations (Fab 12 and 14), new fab planning, manufacturing technology integration, production control, industrial engineering, and operational efficiency

Chief Financial Officer & Spokesperson

- Finance and accounting services, including investor relations, treasury, tax, assets management, financial and accounting management
- Corporate spokesperson

General Counsel

- Corporate legal affairs, contracts, patent and other intellectual property matters

Internal Audit

- Internal audit and process compliance

3.3 Directors & Supervisors

Title Name	Date Elected	Term Expires	Date First Elected	Shareholding when Elected		Current Shareholding (Note 1)		Spouse & Minor Shareholding (Note 1)		TSMC Shareholding by Nominee Arrangement (Shares) (Note 1)
				Shares	%	Shares	%	Shares	%	
Chairman Morris Chang	06/03/2003	06/02/2006	12/10/1986	91,669,112	0.49%	102,383,349	0.51%	97,929	0.00%	0
Koninklijke Philips Electronics N.V. Representatives: (Note 6)	06/03/2003	06/02/2006	12/10/1986	2,554,450,279	13.72%	2,258,806,301	11.15%	-	-	0
Director J. C. Lobbezoo										
Director Scott McGregor										
Director F. C. Tseng	06/03/2003	06/02/2006	05/13/1997	30,356,889	0.16%	33,809,219	0.17%	106,076	0.00%	0
Director Stan Shih	06/03/2003	06/02/2006	04/14/2000	2,225,077	0.01%	1,181,883	0.01%	12,869	0.00%	0
Development Fund, Executive Yuan Representatives: (Note 6)	06/03/2003	06/02/2006	12/10/1986	1,793,522,406	9.63%	1,504,718,198	7.42%	-	-	0
Director Chintay Shih										
Director Sir Peter Leahy Bonfield	06/03/2003	06/02/2006	05/07/2002	0	0.00%	0	0.00%	0	0.00%	0
Director Lester Carl Thurow	06/03/2003	06/02/2006	05/07/2002	0	0.00%	0	0.00%	0	0.00%	0
Director Rick Tsai	06/03/2003	06/02/2006	06/03/2003	19,491,738	0.10%	20,807,456	0.10%	0	0.00%	0
Koninklijke Philips Electronics N.V. Representatives: (Note 6)	06/03/2003	06/02/2006	12/10/1986	2,554,450,279	13.72%	2,258,806,301	11.15%	-	-	0
Supervisor Robbert Brakel										
Development Fund, Executive Yuan Representatives: (Note 6)	06/03/2003	06/02/2006	12/10/1986	1,793,522,406	9.63%	1,504,718,198	7.42%	-	-	0
Supervisor Susan Chang (Note 5)										
Supervisor Michael E. Porter	06/03/2003	06/02/2006	05/08/2002	0	0.00%	0	0.00%	0	0.00%	0

Note 1: As of 02/29/2004

Note 2: Chi Cherng Investment Co., Ltd. and Hsin Ruey Investment Co., Ltd. each received NT$4,911,262 for serving as a director and a supervisor, respectively, in 2002. The two companies stepped down TSMC's Board in June 2003. The 2002 Board compensation was subsequently distributed after being approved by 2003 Regular Shareholders' Meeting.

Note 3: Koninklijke Philips Electronics N.V. was paid NT$20,159,494 in the aggregate for the services of its representative directors and supervisor.

Note 4: The Development Fund was paid NT$9,822,524 in the aggregate for the services of its representative director and supervisor.

Note 5: Ms. Susan Chang replaced Mr. George Shiu on April 1, 2003.

Note 6: Information on Directors and Supervisors that are Representatives of Juridical Person Shareholders.

Directors / Supervisors That are Representatives of Juridical Person Shareholders	Juridical Person Shareholders	Top Ten Shareholders of Juridical Person Shareholders, or Shareholders Owning More than 10% of Juridical Person Shareholders
Director: J. C. Lobbezoo Director: Scott McGregor Supervisor: Robbert Brakel	Koninklijke Philips Electronics N.V.	Top Ten Shareholders: Not Available Shareholders Owned More than 10% Shares: None
Director: Chintay Shih Supervisor: Susan Chang	Development Fund, Executive Yuan	Not Applicable

Education & Selected Past Positions	Selected Current Positions	Managers Are Spouse or Within Second-degree Relative of Consanguinity to Each Other			The Aggregate Compensation Paid and Benefits in Kind Granted in 2003 (NT$) (Note 2)
		Title	Name	Relation	
Ph.D., Electrical Engineering, Stanford University Chairman, Industrial Technology Research Institute President & COO, General Instrument Corporation	Chairman & CEO, TSMC Director and/or President of TSMC subsidiary companies Supervisor, Industrial Technology Research Institute	-	-	-	5,031,264
		-	-	-	(Note 3)
M.A., Business Economics, Erasmus University	Executive Vice President & Chief Financial Officer, Philips Semiconductors B.V. Chairman, Systems on Silicon Manufacturing Company Pte Ltd. Director, FEI Company	-	-	-	-
M.S., Computer Science/Computer Engineering, Stanford University Senior Vice President and General Manager, Santa Cruz Operation, Inc.	President & Chief Executive Officer, Philips Semiconductors B.V.	-	-	-	-
Ph.D., Electrical Engineering, National Cheng-Kung University President, TSMC President, Vanguard International Semiconductor Corp.	Deputy CEO, TSMC Director and/or President of TSMC subsidiary companies Chairman of Global Unichip Corp.	-	-	-	5,031,262
Honorary EE Ph.D., National Chiao Tung University Master of Electronic Engineering, National Chiao Tung University Chairman, CEO, Co-Founder, Acer Group	Chairman & CEO, Acer Group Director, Applied Materials, Inc. Managing Director, Industrial Technology Research Institute	-	-	-	120,000
		-	-	-	(Note 4)
Ph.D., Electrical Engineering, Princeton University President, Industrial Technology Research Institute	Managing Director & Special Advisor, Industrial Technology Research Institute Director, Industrial Technology Investment Corporation Director, Vanguard International Semiconductor Corp.	-	-	-	120,000
Engineering, Loughborough University of Technology CEO and Chairman of the Executive Committee, British Telecommunications PLC	Senior Non-Executive Director, AstraZeneca Group PLC, London Director, L.M. Ericsson, Sweden Director, Mentor Graphics Corporation Inc., Oregon, USA Vice President, the British Quality Foundation Member of the Citigroup International Advisory Board	-	-	-	4,719,451
Ph.D., Economics, Harvard University Dean, Sloan School of Management, M.I.T.	Jerome and Dorothy Lemelson Professor of Management and Economics, Sloan School of Management, M.I.T. Director, Analog Devices Inc. Director, E*Trade	-	-	-	4,719,451
Ph.D., Material Science, Cornell University Executive Vice President, Worldwide Marketing and Sales, TSMC President, Vanguard International Semiconductor Corp.	President & COO, TSMC Director of TSMC subsidiary companies	-	-	-	69,333
		-	-	-	(Note 3)
Drs., Business Economics, Free University of Amsterdam Post Doctorate Controllers Programme (RC), Free University of Amsterdam	Vice President & Financial Controller, Asia Pacific of Philips Semiconductors CFO & Director, Philips Taiwan, Ltd. Director, Philips Electronic Industries (Taiwan) Ltd. Director, Philips Electronic Building Elements Industries (Taiwan) Ltd.	-	-	-	-
		-	-	-	(Note 4)
M.A., Economics, National Taiwan University Director General, Department of National Treasury, Ministry of Finance Deputy Director, General Bureau of Monetary Affairs, Ministry of Finance	Administrative Deputy-Minister, Ministry of Finance	-	-	-	90,000
Ph.D., Business Economics, Harvard University	Bishop William Lawrence University Professor, Harvard Business School Director, Inforte Corporation Director, Parametric Technology Corporation Director, Thermo-Electron Corporation	-	-	-	189,186

Independence Analysis of Board Members Under Taiwan SFC Criteria

Taiwan SFC provides a set of criteria to determine the independence of Board Members. The specific criteria and applicability to TSMC Board Members are shown below in detail.

Independence Criteria of Directors and Supervisors

Name	Over five years of experience in business, finance, legal or areas required by the Company	Criteria			
		Not an employee of the Company, nor a director, supervisor or employee of affiliated companies	Not a natural person shareholder directly or indirectly owning more than 1% of the Company's outstanding shares, nor one of the Company's top ten natural person shareholders	Not a spouse nor first- or second-degree relative to any person specified in columns 3 and 4	
Chairman Morris Chang	V			V	
Director Peter Leahy Bonfield	V	V	V	V	
Director Lester Carl Thurow	V	V	V	V	
Director Stan Shih	V	V	V	V	
Director J. C. Lobbezoo	V		V	V	
Director Scott McGregor	V		V	V	
Director Chintay Shih	V		V	V	
Director F. C. Tseng	V			V	
Director Rick Tsai	V			V	
Supervisor Robbert Brakel	V		V	V	
Supervisor Susan Chang	V	V	V	V	
Supervisor Michael E. Porter	V	V	V	V	

"V" indicates meeting conditions specified above.

Board of Directors

Composition

TSMC's Board of Directors consists of nine distinguished members. Their outstanding careers and breadth of experiences cover the high-technology industry, finance, business, as well as management sectors. Three of the nine members on the Board -- Sir Peter L. Bonfield, former CEO of British Telecommunications, Professor Lester C. Thurow of M.I.T., and Mr. Stan Shih, Chairman of Acer Group -- are independent directors. A complete list of TSMC's directors, their qualifications and experiences can be found on pages 14-15.

Responsibilities

The Company's management is legally responsible, among other things, for day-to-day operations, preparation of financial statements, fund raising, and investments. The activities of the Board do not supersede or alter those responsibilities. The Board's primary duty is to fulfill its oversight responsibilities for the overall business and affairs of TSMC. Also, in conjunction with the Company's staff, the Board monitors regulatory activities, such as amendments to Taiwan's laws, amendments to the U.S. SEC Rules and Regulations, and changes to the Taiwan Stock Exchange and New York Stock Exchange listing requirements.

Criteria			
Not a director, supervisor or employee of a shareholder of juridical person of the Company directly or indirectly owning more than 5% of the Company's outstanding shares, nor one of the Company's top five shareholders of juridical person	Not a director, supervisor, manager or shareholder holding more than 5% of the outstanding shares of certain companies or institutions that have financial or business relationship with the Company	Not an owner, partner, director, supervisor, manager of any sole proprietor, partnership, company or institution and his/her spouse, or the specialist and his/her spouse, that provides finance, commerce, legal consultation and services to the Company or affiliated companies within one year	Not a juridical person or its representative as defined in Article 27 of Company Law
V	V	V	V
V	V	V	V
V	V	V	V
V	V	V	V
	V	V	
	V	V	
V	V	V	
V	V	V	V
V	V	V	V
	V	V	
V	V	V	
V	V	V	V

3.4 Management Team

Title Name	Date Effective	Shareholding (Note 1)	%	Spouse & Minor		TSMC Shareholding by Nominee Arrangement (Shares) (Note 1)	Education & Selected Past Positions
				Shareholding (Note 1)	%		
Chairman & Chief Executive Officer Morris Chang	03/03/1998	(see page 14)		(see page 14)		(see page 14)	(see page 15)
Deputy Chief Executive Officer F. C. Tseng	08/07/2001	(see page 14)		(see page 14)		(see page 14)	(see page 15)
President & Chief Operating Officer Rick Tsai (Note 3)	08/07/2001	(see page 14)		(see page 14)		(see page 14)	(see page 15)
Senior Vice President & Chief Information Officer Quincy Lin (Note 3)	05/13/1997	22,533,767	0.11%	1,797,353	0.01%	0	Ph.D., Business Administration, University of Kentucky, USA Vice President, Corporate Sales and Marketing, TSMC
Senior Vice President Research & Development Shang-Yi Chiang (Note 3)	11/07/2000	10,389,909	0.05%	0	0.00%	0	Ph.D., Electrical Engineering, Stanford University, USA Vice President, Research and Development, TSMC Department Manager, Device Research and Applications, Hewlett-Packard Company
Senior Vice President Worldwide Marketing & Sales Kenneth Kin (Note 3)	08/07/2001	1,902,515	0.01%	0	0.00%	0	Ph.D., Nuclear Engineering and Applied Physics, Columbia University, USA Vice President, Worldwide Sales & Services, IBM
Vice President Materials Management & Risk Management J. B. Chen (Note 3)	09/05/2000	5,366,881	0.03%	44,936	0.00%	0	M.S., Physics, National Tsing Hua University Vice President, Tainan Site Operation, TSMC President, TSMC-Acer Semiconductor Manufacturing Corp.
Vice President Research & Development Ping Yang (Note 3)	08/07/2001	4,705,812	0.02%	0	0.00%	0	Ph.D., Electrical Engineering, University of Illinois, Champaign-Urbana, USA Vice President, U.S. Subsidiary, TSMC North America Director, Device and Flow Design, Semiconductor Process and Device Center, Texas Instruments Incorporated
Vice President Operations I C. C. Wei (Note 3)	03/03/1998	3,588,721	0.02%	1,045	0.00%	0	Ph.D., Electrical Engineering, Yale University, USA Vice President, South Site Operation, TSMC Senior Vice President, Chartered Semiconductor Manufacturing Ltd.
Vice President Operations II Mark Liu (Note 3)	05/11/1999	7,963,995	0.04%	0	0.00%	0	Ph.D., Electrical Engineering and Computer Science, University of California, Berkeley, USA Vice President, South Site Operation, TSMC President, Worldwide Semiconductor Manufacturing Corp.
Vice President Corporate Marketing Genda Hu (Note 3)	08/11/2000	1,378,508	0.01%	0	0.00%	0	Ph.D., Electrical Engineering, Princeton University, USA General Director, Electronic Research and Service Organization, Industrial Technology Research Institute President, Taiwan Semiconductor Industry Association
Chief Technology Officer Chenming Hu (Note 3)	08/07/2001	1,667,238	0.01%	0	0.00%	0	Ph.D., Electrical Engineering and Computer Science, University of California, Berkeley, USA
Vice President Operations I M. C. Tzeng (Note 3)	08/07/2001	3,575,094	0.02%	542,969	0.00%	0	M.S., Applied Chemistry, Chung Yuan University Senior Director, Fab 2 Operation, TSMC
Vice President & General Counsell Richard Thurston (Note 3)	02/08/2002	834,309	0.00%	0	0.00%	0	J.D., Rutgers School of Law, State University of New Jersey, USA Ph.D., History, University of Virginia, USA Partner, Haynes Boone, LLP Vice President Corporate Staff, Assistant General Counsel, Texas Instruments Incorporated
Vice President Worldwide Customer Service Chiam Wu (Note 3)	05/07/2002	577,000	0.00%	0	0.00%	0	M.S., Materials Science and Engineering, Oregon State University, USA Group Vice President, Applied Materials, Inc. Vice Chairman, Applied Materials Taiwan, Ltd.
Vice President, CFO & Spokesperson Lora Ho (Note 3)	09/08/2003	1,788,520	0.01%	154,004	0.00%	0	EMBA, National Taiwan University Senior Director, Accounting, TSMC Vice President, TI-Acer Semiconductor Manufacturing Corp.
Vice President Human Resources P. H. Chang	02/17/2004	470,285	0.00%	0	0.00%	0	Ph.D., Materials Science, Purdue University Senior Director, Material Management, TSMC Vice President, Worldwide Semiconductor Manufacturing Corp.
Senior Director Internal Auditing Jan Kees van Vliet	10/15/2003	293,566	0.00%	0	0.00%	0	M.S., Management Science and Engineering, Delft University, Netherlands Senior Director, Pricing & Business Process, TSMC Controlling Officer, Philips Taiwan
Senior Director Corporate Planning Organization L. C. Tu	01/01/2002	6,279,701	0.03%	1,000,000	0.00%	0	EMBA, Tulane University, USA Senior Director, Fab 5 Operation, TSMC

Note 1: As of 02/29/2004

Note 2: TSMC granted options to certain of its officers as a result of their voluntary selection to exchange part of their profit sharing for stock options.

Note 3: The aggregate compensation paid and benefits in kind granted to President in 2003: NT$23,243 thousand dollars; to all Vice Presidents: NT$164,348 thousand dollars.

Selected Current Positions	Managers are Spouse or Within Second-degree Relative of Consanguinity to Each Other			Number of Employee Stock Option Granted (Note 2)
	Title	Name	Relation	
(see page 15)				615,000
(see page 15)				0
(see page 15)				615,000
Director of TSMC subsidiary companies Director of Shin-Etsu Handotai Taiwan Director of W.K. Technology Fund IV Director of Powertech Technology Inc.				0
Director of International Sematech				0
-				298,476
Director of United Industrial Gases Co., Ltd.				0
Director of Global Unichip Corp.				0
Director of TSMC (Shanghai) Company Ltd. Director of VisEra Technology Company, Ltd.				206,019
Director of System on Silicon Manufacturing Company Pte Ltd.				615,000
Director of Hontung Venture Capital Co., Ltd.	CTO	Chenming Hu	Brother	0
-	Vice President	Genda Hu	Brother	0
-	Manager	M. J. Tzeng	Brother	0
Director of TSMC Partners, Ltd. Director of System on Silicon Manufacturing Company Pte Ltd.				65,262
-				0
Director and/or Supervisor of TSMC subsidiary companies Supervisor of Global Unichip Corporation Supervisor of VisEra Technology Company, Ltd.				0
-				0
-				0
-				0

Information on Net Change in Shareholding and Net Change in Shares Pledged by Directors, Supervisors, Management and Shareholders of 10% Shareholdings or More:

Unit: Share

Title Name	2003		01/01/2004 ~ 02/29/2004	
	Net Change in Shareholding	Net Change in Shares Pledged (Note 1)	Net Change in Shareholding	Net Change in Shares Pledged (Note 1)
Chairman & CEO Morris Chang	10,714,237	0	0	0
Director & Supervisor Koninklijke Philips Electronics N.V. Representatives: J. C. Lobbezoo Scott McGregor Robbert Brakel	(295,643,978)	0	0	0
Director & Deputy CEO F. C. Tseng	3,802,330	0	(350,000)	0
Director Stan Shih	(1,253,194)	0	0	0
Director & Supervisor Development Fund, Executive Yuan Representatives: Chintay Shih Susan Chang	(288,804,208)	(1,182,720,000)	0	0
Director Sir Peter Leahy Bonfield	0	0	0	0
Director Lester Carl Thurow	0	0	0	0
Director & President & COO Rick Tsai	1,395,718	(1,000,000)	(310,000)	0
Supervisor Michael E. Porter	0	0	0	0
Senior Vice President & CIO Quincy Lin	2,538,615	(55,000)	0	0
Senior Vice President Shang-Yi Chiang	1,745,894	0	(30,000)	0
Senior Vice President Kenneth Kin	554,343	0	(170,000)	0
Vice President J. B. Chen	(90,639)	0	(90,000)	0
Vice President Ping Yang	(363,744)	0	0	0
Vice President C. C. Wei	64,399	(250,000)	(50,000)	0
Vice President Mark Liu	69,625	0	(140,000)	0
Vice President Genda Hu	512,000	0	0	0
CTO Chenming Hu	708,603	0	0	0
Vice President M. C. Tzeng	70,538	0	0	0
Vice President & General Counsel Richard Thurston	604,309	0	(20,000)	0
Vice President Chiam Wu	267,354	0	0	0
Vice President, CFO & Spokesperson Lora Ho	404,507 (Note 2)	0 (Note 2)	(10,000)	0
Vice President P. H. Chang	Not applicable	Not applicable	0 (Note 3)	0 (Note 3)
Senior Director Jan Kees van Vliet	189,449 (Note 2)	0 (Note 2)	0	0
Senior Director L. C. Tu	(192,229) (Note 2)	0 (Note 2)	(5,000)	0

Note 1: This refers to the creation of security interest over TSMC shares in favor of creditors, usually in connection with a shareholder's own financing activities.
Note 2: Net change in shareholding or share pledged from 04/01/2003 to 12/31/2003.
Note 3: Net change in shareholding or share pledged from 02/17/2004 to 02/29/2004.

As of 02/29/2004
Unit: Share/NT$

Remark		
Sources of Capital	**Capital Increase by Assets other than Cash**	**Date of Approval & Approval Document No.**
Founding	No	02/21/1987 (76) Ko Chu She Tzu No. 065
Cash Offering	No	12/19/1988 (77) Yuan Ching Tzu No. 15501
Cash Offering	No	11/24/1989 (78) Yuan Ching Tzu No. 12823
Capitalization of Profits	No	07/23/1990 (79) Yuan Ching Tzu No. 08171
Cash Offering	No	12/21/1990 (79) Yuan Ching Tzu No. 14632
Par Value Change from NT$1000 to NT$10	-	07/18/1991 (80) Yuan Ching Tzu No. 08651
Cash Offering	No	12/06/1991 (80) Yuan Ching Tzu No. 14252
Cash Offering: NT$582,171,120 Capitalization of Profits: NT$189,531,880	No	12/30/1992 (81) Yuan Ching Tzu No. 17304
Capitalization of Profits	No	08/27/1993 (82) Yuan Ching Tzu No. 11830
Capitalization of Profits	No	07/21/1994 (83) Yuan Ching Tzu No. 09791
Capitalization of Profits	No	06/30/1995 (84) Yuan Shang Tzu No. 09473
Capitalization of Profits	No	05/29/1996 (85) Yuan Shang Tzu No. 08703
Capitalization of Profits	No	07/11/1997 (86) Yuan Shang Tzu No. 13347
Capitalization of Profits	No	07/13/1998 (87) Yuan Shang Tzu No. 016805
Capitalization of Profits	No	07/09/1999 (88) Yuan Shang Tzu No. 014308
Conversion of ECB	No	11/24/1999 (88) Yuan Shang Tzu No. 025112
Capitalization of Profits: NT$21,320,311,040 and Capital Surplus: NT$1,879,366,020	No	06/05/2000 (89) Yuan Shang Tzu No. 011645
Cash Offering (ADR)	No	06/30/2000 (89) Yuan Shang Tzu No. 013893
Merger with WSMC & TSMC-ACER	No	08/11/2000 (89) Yuan Shang Tzu No. 018254
Cash Offering (Preferred Stock)	No	12/18/2000 (89) Yuan Shang Tzu No. 027775
Capitalization of Profits	No	07/19/2001 (90) Yuan Shang Tzu No. 018039
Capitalization of Profits	No	07/15/2002 Yuan Shang Tzu No. 0910016373
Redemption of Preferred Stock	No	06/13/2003 Yuan Shang Tzu No. 0920014915
Capitalization of Profits	No	07/31/2003 Yuan Shang Tzu No. 0920019932

4.2 Capital & Shares

Unit: Share

Type of Stock	Authorized Capital				Total
	Issued Shares			Unissued Shares	
	Listed	Non-Listed	Total		
Common Stock	20,266,618,984	-	20,266,618,984	4,333,381,016	24,600,000,000

4.3 Status of Shareholders

Stock: Common Share

As of 07/13/2003 (last record date)

	Government Agencies	Financial Institutions	Other Juridical Persons	Foreign Institutions & Natural Persons	Domestic Natural Persons	Total
Number of Shareholders	11	111	926	1,678	460,148	462,874
Shareholding	2,083,527,549	851,692,281	2,531,089,749	10,394,212,662	4,406,096,743	20,266,618,984
Holding Percentage (%)	10.28	4.20	12.49	51.29	21.74	100.00

4.4 Distribution Profile of Shareholder Ownership

Stock: Common Share

As of 07/13/2003 (last record date)

Shareholder Ownership (Unit: Share)	Number of Shareholders	Ownership	Ownership (%)
1 ~ 999	102,322	37,183,805	0.18
1,000 ~ 5,000	235,994	548,490,691	2.71
5,001 ~ 10,000	57,046	396,009,934	1.95
10,001 ~ 15,000	24,427	291,719,407	1.44
15,001 ~ 20,000	10,919	187,866,492	0.93
20,001 ~ 30,000	11,310	272,755,629	1.35
30,001 ~ 40,000	5,325	184,061,814	0.91
40,001 ~ 50,000	2,955	131,883,081	0.65
50,001 ~ 100,000	5,986	410,407,274	2.03
100,001 ~ 200,000	3,051	421,442,338	2.08
200,001 ~ 400,000	1,553	428,118,359	2.11
400,001 ~ 600,000	497	242,173,792	1.19
600,001 ~ 800,000	316	217,457,595	1.07
800,001 ~ 1,000,000	204	181,989,096	0.90
Over 1,000,001	969	16,315,059,677	80.50
Total	462,874	20,266,618,984	100.00

4.5 Major Shareholders

Stock: Common Share

As of 07/13/2003 (last record date)

No.	Shareholders	Total Shares Owned	Ownership (%)
1	Koninklijke Philips Electronics N.V.	2,758,806,301	13.61
2	ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	1,992,704,837	9.83
3	Development Fund, Executive Yuan	1,937,004,198	9.56
4	Philips Electronics Industries (Taiwan), Ltd.	1,609,316,837	7.94
5	The Growth Fund of America, Inc.	537,748,200	2.65
6	JPMorgan Chase Bank, Taipei Branch Emerging Markets Growth Fund, Inc.	239,307,334	1.18
7	Merrill Lynch International, Ltd.	235,998,612	1.16
8	JPMorgan Chase Bank, Taipei Branch in Custody for Europacific Growth Fund	209,107,322	1.03
9	JPMorgan Chase Bank, Taipei Branch in Custody for The New Perspective Fund, Inc.	205,108,992	1.01
10	Morgan Stanley and Co. International Ltd.	167,839,972	0.83

4.6 Other Share Information

Net Worth, Earnings, Dividends and Market Price Per Common Share

Unit: NT$, except Weight Average Shares and Return on Investment

Item	2002	2003	01/01/2004 - 02/29/2004
Market Price Per Share			
Highest Market Price	97.5	72.5	68.5
Lowest Market Price	34.9	40.1	61.5
Average Market Price	67.4	56.4	65.0
Net Worth Per Share			
Before Distribution	15.19	16.24	(Note 2)
After Distribution	13.93	(Note 1)	(Note 1)
Earnings Per Share			
Weighted Average Shares (thousand shares)	18,580,700	20,231,739	20,237,308
Earnings Per Share	1.14	2.33	(Note 2)
Earnings Per Share (Note 3)	1.05	(Note 1)	(Note 1)
Dividends Per Share			
Cash Dividends	-	0.60 (Note 1)	(Note 1)
Stock Dividends			
Dividends from Retained Earnings	0.80	1.40 (Note 1)	(Note 1)
Dividends from Capital Surplus	-	-	(Note 1)
Accumulated Undistributed Dividend	-	-	-
Return on Investment			
Price / Earning Ratio (Note 4)	59.12	24.21	(Note 2)
Price / Dividend Ratio (Note 5)	-	94.03 (Note 1)	(Note 1)
Cash Dividend Yield Rate (Note 6)	-	0.01 (Note 1)	(Note 1)

Note 1: Pending shareholder's meeting resolution
Note 2: Financials of the period not yet finalized
Note 3: Retroactive adjustment for stock dividends and bonus to employees
Note 4: Price / Earning Ratio = Average Market Price / Earnings Per Share
Note 5: Price / Dividend Ratio = Average Market Price / Cash Dividends Per Share
Note 6: Cash Dividend Yield Rate = Cash Dividends Per Share / Average Market Price

4.7 Dividend Policy

Except as otherwise specified in its Articles of Incorporation, TSMC shall not pay dividends when there is no profit for a particular fiscal year. The ratio for cash dividend shall not exceed 50% of the total distribution. Profits may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock. In the past, profit distribution generally had been made by way of stock dividend. However, the Board of Directors has recommended a distribution of cash dividends in addition to stock dividends from year 2003 profit. The proposal will be discussed and brought to a vote at the Company's Regular Shareholders' Meeting scheduled for May 11, 2004.

4.8 Distribution of Profit

The Board adopted a proposal for 2003 profit distribution at its Meeting on Feb. 17, 2004. The proposed profit distribution will be effected upon the approval of shareholders at the Regular Shareholders' Meeting on May 11, 2004.

Proposal to Distribute 2003 Profits	
Bonus to Directors & Supervisors	NT$127,805,326
Cash Dividends to Preferred A Shareholders	NT$184,493,151
Cash Dividends to Common Shareholders (NT$0.60 per share)	NT$12,159,971,390
Stock Dividends to Common Shareholders (NT$1.40 per share at par value) (Note 1)	NT$28,373,266,580
Employees' Profit Sharing (in cash)	NT$681,628,401
Employees' Profit Sharing (in stock) (Note 2)	NT$2,726,513,630
Employee Profit Sharing in Stock as % of the sum of Stock Dividends to Common Shareholders and Employee Profit Sharing in Stock	8.77%

Note 1: Equivalent to underlying number of shares: 2,837,326,658
Note 2: Equivalent to underlying number of shares: 272,651,363

According to the Company's Articles of Incorporations, when allocating net profits for each fiscal year, the Company, after setting aside regulatorily-required legal capital reserves, shall set aside 0.3% of the balance as bonus to directors and supervisors, and not less than 1% as bonus to employees of this Corporation. 2002 profit distribution set aside as Directors & Supervisors Compensation, and Employee Profit Sharing.

	Board Resolution (March 4, 2003)	Actual Result		
	Amount (NT$)	Amount (NT$)	Underlying Number of Shares	Dilution Rate % (on Common Shares Outstanding as of December 31, 2003)
Directors & Supervisors Compensation (Cash)	58,484,489	58,484,489	-	-
Employee Profit Sharing (Common Share)	1,539,012,990	1,539,012,990	153,901,299	0.76%
Total	1,597,497,479	1,597,497,479	-	-

The EPS of 2002 and 2003 might have varied if "Directors & Supervisors Compensation" and "Employee Profit Sharing" had been subject to different accounting treatments.

Accounting Treatments	2002 EPS	2003 EPS
Treatment as Profit Distribution	NT$1.14	NT$2.33
Treatment as Expenses (Employee Profit Sharing expensed at par value)	NT$1.05	NT$2.15

4.9 Impact to 2004 Business Performance, EPS and ROE Resulting from Stock Dividend Distribution: Not Applicable

TSMC is not required by Taiwan law to provide 2004 financial forecast (see "Guidelines for Disclosure of Financial Forecast by Public Companies").

4.10 Buyback of Treasury Stock during the period January 1, 2003 to February 29, 2004: None

5. Issuance of Corporate Bonds

5.1 Corporate Bonds

As of 02/29/2004

Issuance		Domestic Unsecured Bond (III)	Domestic Unsecured Bond (IV)	Domestic Unsecured Bond (V)
Issuing Date		10/21/1999	12/04/2000 - 12/15/2000	01/10/2002 - 01/24/2002
Denomination		NT$1,000,000	NT$ 1,000,000 NT$10,000,000	NT$1,000,000 NT$5,000,000
Offering Price		Par	Par	Par
Total Amount		NT$10,000,000,000	NT$15,000,000,000	NT$15,000,000,000
Coupon Rate		Tranche A: 5.67% p.a. Tranche B: 5.95% p.a.	Tranche A: 5.25% p.a. Tranche B: 5.36% p.a.	Tranche A: 2.60% p.a. Tranche B: 2.75% p.a. Tranche C: 3.00% p.a.
Tenure		Tranche A: 3 years Maturity: 10/21/2002 Tranche B: 5 years Maturity: 10/21/2004	Tranche A: 5 years Maturity: 12/04/2005 - 12/15/2005 Tranche B: 7 years Maturity: 12/04/2007 - 12/14/2007	Tranche A: 5 years Maturity: 01/10/2007 - 01/22/2007 Tranche B: 7 years Maturity: 01/10/2009 - 01/24/2009 Tranche C: 10 years Maturity: 01/10/2012 - 01/24/2012
Guarantor		None	None	None
Trustee		TC Bank	The International Commercial Bank of China	TC Bank
Underwriter		Grand Cathay Securities	Not Applicable	Not Applicable
Legal Counsel		Lee & Li	Eluvzy International Law Office	Yan-an International Law Office
Auditor		TN Soong & Co	TN Soong & Co	TN Soong & Co
Repayment		Bullet	Bullet	Bullet
Outstanding		NT$5,000,000,000	NT$15,000,000,000	NT$15,000,000,000
Redemption or Early Repayment Clause		None	None	None
Covenants		Customary Covenants	Customary Covenants	Customary Covenants
Credit Rating		TSMC's Domestic Unsecured Bond III received a rating of "twAA" from Taiwan Ratings Corporation on 09/20/1999	TSMC's Domestic Unsecured Bond IV received a rating of "twAA" from Taiwan Ratings Corporation on 11/08/2000	TSMC's Domestic Unsecured Bond V received a rating of "twAA" from Taiwan Ratings Corporation on 12/03/2001
Other Rights of Bondholders	Conversion Right	None	None	None
	Amount of Converted or Exchanged Common Shares, ADRs or Other Securities as of 02/29/2004	Not Applicable	Not Applicable	Not Applicable
Dilution Effect and Other Adverse Effects on Existing Shareholders		None	None	None
Custodian		None	None	None

5.2 Convertible Bond: None

5.3 Exchangeable Bond: None

5.4 Bond with Warrants: None

6. Preferred Shares

6.1 Preferred Share: None

6.2 Preferred Share with Warrant: None

7. Issuance of American Depositary Shares

Issuing Date	10/08/1997	11/20/1998	01/12/1999 ~ 01/14/1999	07/15/1999	08/23/1999 ~ 09/09/1999	02/22/2000 ~ 03/08/2000	04/17/2000
Issuance & Listing	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
Total Amount (US$)	594,720,000	184,554,440	35,500,000	296,499,641	158,897,089	379,134,599	224,640,000
Offering Price per ADS (US$)	24.78	15.26	17.75	24.516	28.964	57.79	56.16
Units Issued	24,000,000	12,094,000	2,000,000	12,094,000	5,486,000	6,560,000	4,000,000
Underlying Securities	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders
Common Shares Represented	120,000,000	60,470,000	10,000,000	60,470,000	27,430,000	32,800,000	20,000,000
Rights and Obligations of ADS Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Trustee	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Depositary Bank	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York
Custodian Bank	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch
ADSs Outstanding (Note)	24,000,000	46,222,650	48,222,650	71,407,859	76,893,859	83,453,859	87,453,859
Apportionment of expenses for the issuance and maintenance	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC
Terms and Conditions in the Deposit Agreement and Custody Agreement	See Deposit Agreement and Custocy Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details
Closing Price per ADS (US$)	2003	High	US$12.92				
		Low	US$ 5.93				
		Average	US$ 9.21				
	01/01/2004 - 02/29/2004	High	US$11.63				
		Low	US$10.30				
		Average	US$10.90				

Note: TSMC has in aggregate issued 410,517,000 ADSs since 1997, which, if taking into consideration of stock dividend distributed over the period, would amount to 586,375,207 ADSs. As of February 29, 2004, total number of outstanding ADSs was 585,865,498 after 509,709 ADSs were redeemed. Stock dividend distributed in 1998, 1999, 2000, 2001, 2002 and 2003 was 45%, 23%, 28%, 40%,10% and 8% respectively.

06/07/2000 ~ 06/15/2000	**05/14/2001 ~ 06/11/2001**	**06/12/2001**	**11/27/2001**	**02/07/2002 ~ 02/08/2002**	**11/21/2002 ~ 12/19/2002**	**07/14/2003 ~ 07/21/2003**	**11/14/2003**
NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
1,167,873,850	240,999,660	297,649,640	320,600,000	1,001,650,000	160,097,914	908,514,880	1,077,000,000
35.75	20.63	20.63	16.03	16.75	8.73	10.40	10.77
32,667,800	11,682,000	14,428,000	20,000,000	59,800,000	18,348,000	87,357,200	100,000,000
Cash Offering and TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders
163,339,000	58,410,000	72,140,000	100,000,000	299,000,000	91,740,000	436,786,000	500,000,000
Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York	Citibank, N.A.- New York
Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch	Citibank, N.A.- Taipei Branch
144,608,739	156,290,739	170,718,739	259,006,235	318,806,235	369,019,413	485,898,166	585,898,166
All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by TSMC and the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC	All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC
See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details

8. Status of Employee Stock Option Plan (ESOP)

8.1 Issuance of Employee Stock Options

As of 02/29/2004

ESOP Granted	First Grant	Second Grant	Third Grant	Fourth Grant	Fifth Grant	Sixth Grant
Approval Date by the Securities and Futures Commission	06/25/2002	06/25/2002	06/25/2002	06/25/2002	10/29/2003	10/29/2003
Issue (Grant) Date	08/22/2002	11/08/2002	03/07/2003	06/06/2003	12/03/2003	02/19/2004
Number of Options Granted	18,909,700	1,085,000	6,489,514	23,090,550	842,900	15,720
Percentage of Shares Exercisable to Outstanding Common Shares	0.09330%	0.00535%	0.03202%	0.11393%	0.00416%	0.00008%
Option Duration	10 years	10 years	10 years	10 years	10 years	10 years
Source of Option Shares	New Common Share	New Common Share	New Common Share	New Common Share	New Common Share	New Common Share
Vesting Schedule	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
Shares Exercised	0	0	0	0	0	0
Value of Shares Exercised (NT$)	0	0	0	0	0	0
Shares Unexercised	18,909,700	1,085,000	6,489,514	23,090,550	842,900	15,720
Original Grant Price Per Share	NT$53.0	NT$51.0	NT$41.6	NT$58.5	NT$66.5	NT$63.5
Percentage of Shares Unexercised to Outstanding Common Shares	0.09330%	0.00535%	0.03202%	0.11393%	0.00416%	0.00008%
Impact to Shareholders' Equity	Dilution to Shareholders' Equity is limited	Dilution to Shareholders Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited

8.2 ESOP Granted to Management Team and to Top 10 Employees with an Individual Grant Value over NT$30,000,000

As of 02/29/2004

Title	Name	Number of Options Granted	% of Shares Exercisable to Outstanding Common Shares	Exercised				Unexercised			
				Shares Exercised	Exercise Price Per Share	Value of Shares Exercised (NT$)	% of Shares Exercised to Outstanding Common Shares	Shares Unexercised	Original Grant Price Per Share	Value of Shares Unexercised (NT$)	% of Shares Unexercised to Outstanding Common Shares
Chairman & Chief Executive Officer	Morris Chang (Note)	615,000	0.00303%	-	-	-	-	615,000	41.6	-	0.00303%
President & Chief Operating Officer	Rick Tsai (Note)	615,000	0.00303%	-	-	-	-	615,000	41.6	-	0.00303%
Senior Vice President	Kenneth Kin (Note)	298,476	0.00147%	-	-	-	-	298,476	41.6	-	0.00147%
Vice President	C. C. Wei (Note)	206,019	0.00102%	-	-	-	-	206,019	41.6	-	0.00102%
Vice President	Mark Liu (Note)	615,000	0.00303%	-	-	-	-	615,000	41.6	-	0.00303%
Vice President & General Counsel	Richard Thurston (Note)	65,262	0.00032%	-	-	-	-	65,262	41.6	-	0.00032%
Other Employees	-	3,421,829	0.01688%	-	-	-	-	3,421,829	58.5	-	0.01688%

Note: TSMC granted options to certain of its officers (as listed above) as a result of their voluntary selection to exchange part of their profit sharing for stock options.

9. Status of Mergers and Acquisitions: None

10. Corporate Governance

Maintaining the highest standards of corporate governance has been an integral part of TSMC's core values since its founding. TSMC advocates and upholds operational transparency and respect for shareholder rights. TSMC believes that a sound and effective Board of Directors is the hub of successful corporate governance. TSMC established an Audit Committee in 2002 and a Compensation Committee in 2003. During 2003, TSMC was recognized by *FinanceAsia*, *Asiamoney* and *The Asset Magazine* as having the best corporate governance of any Taiwan Corporation, and recognized by *Asiamoney* as having the best corporate governance of any semiconductor company in Asia.

10.1 Audit Committee

The Audit Committee assists the Board in fulfilling its financial oversight responsibilities, which include reviewing the Company's financial reports, the Company's auditing and accounting policies and procedures, and the Company's systems of internal control.

TSMC's Audit Committee is empowered by its Charter to conduct any study or investigation it deems appropriate to discharge its responsibilities. It has direct access to TSMC's internal auditors, the Company's outside independent auditors, and any employees of the Company. The Committee is authorized to retain and oversee special legal, accounting or other consultants it deems appropriate to fulfill its charter purposes.

As of March 2004, there were four members on the Audit Committee: three independent directors and a supervisor of TSMC. The Committee meets at least four times a year. The Audit Committee convened four regular meetings and two special meetings in 2003.

10.2 Compensation Committee

The Compensation Committee assists the Board in discharging its responsibilities related to compensation and benefit policies, plans and programs of TSMC, and evaluation and compensation of TSMC's executives, directors and supervisors.

As of March 2004, five members comprised the Compensation Committee: three of whom are independent directors serving as voting members of the Committee, and two other non-voting directors. The Compensation Committee convened two regular meetings in 2003.

10.3 Taiwan Corporate Governance Implementation as Required by SFC

Item
1. Shareholding Structure & Shareholders' Rights (1) The way of handling shareholder suggestions or disputes (2) The Company's possession of major shareholder's list and the list of ultimate owners of these major shareholders (3) Risk Management Mechanism and Fire Wall between the Company and its affiliates
2. Composition and Responsibilities of the Board of Directors (1) Independent Directors (2) Regular evaluation of external auditors' independency
3. Composition and Responsibilities of Supervisors (1) Independent Supervisor(s) (2) Communication channel with employees or shareholders
4. Communication channel with stakeholders
5. Information Disclosure (1) Establishment of corporate website to disclose information regarding the Company's financials, business and corporate governance status (2) Other information disclosure channels (e.g. English website, appointing responsible people to handle information collection and disclosure, appointing spokesperson, webcasting investor conference)
6. Operations of the Company's audit committee and other committees of the Board of Directors
7. If the Company has established corporate governance policies based on TSE Corporate Governance Best Practice Principles, please describe discrepancy between the policies and their implementation.
8. Other important information to facilitate better understanding of the Company's corporate governance practices (e.g. directors' and supervisors' training records, directors' and supervisors' attendance of the board of director's meetings, the implementation of risk management policies and risk evaluation measures, the implementation of consumers/customers protection policies, the implementation of directors recusing themselves in case of conflicts of interests situations, purchasing insurance for directors and supervisors, and social responsibilities.)

Implementation Status	Reason for Non-Implementation
TSMC has designated relevant departments, such as Investor Relations, Public Relations, Legal, etc., to handle shareholder's suggestions or disputes. TSMC tracks the shareholdings of directors, supervisors, officers, and shareholders holding more than 10% of the outstanding shares of TSMC. TSMC has established relevant guidelines in its "Internal Control System" policy and procedures.	
Sir Peter Leahy Bonfield, Prof. Lester Carl Thurow, and Mr. Stan Shih are independent directors of TSMC. The Audit Committee regularly evaluates the independency of external auditors.	
Prof. Michael E. Porter is an independent supervisor of TSMC. The employees and managers of relevant departments regularly report and present Company information to the Independent Supervisors; all Supervisors have access to Company employees or managers for information they need.	
TSMC designates relevant departments to communicate with stakeholders on a case by case basis.	
TSMC discloses information through its website www.tsmc.com. TSMC has designated relevant departments (e.g. Investor Relations, Public Relations, etc.) to handle the collection and disclosure of information as required by relevant laws and regulations of Taiwan and other jurisdictions. TSMC has designated a spokesperson as required by relevant regulation. TSMC is the first Taiwan company that webcasts live investor conferences.	
TSMC's Board of Directors has established an Audit Committee and a Compensation Committee. Please refer to "Corporate Governance" section on page 31 of this Annual Report for the details.	

For the status of TSMC's corporate governance, please refer to "Corporate Governance" section on page 31 of this Annual Report.

1. From time to time, TSMC provides to directors and supervisors information concerning regulatory requirements and developments as related to director's and supervisors' activities. TSMC management also regularly present Company's business and other information to directors and supervisors.
2. The Board convened four regular meetings and one special meeting in 2003. Meeting attendance was as follows:

Name of Directors/Supervisors	Number of Meetings of Board of Directors Attended in 2003
Directors:	
Morris Chang	5
Peter L. Bonfield	5
Lester C. Thurow	5
Stan Shih	4
Jan Lobbezoo	5
Jaap van Oost	2
Scott McGregor (appointed in September 1, 2003 to replace Jaap van Oost)	3
Chintay Shih	5
F. C. Tseng	5
Rick Tsai (elected in June 3, 2003)	4
Supervisors:	
Michael E. Porter	1
Robbert Brakel	5
Susan Chang (appointed in April 1, 2003 to replace George C. Shiu)	1

3. TSMC conducts risk management and risk evaluation pursuant to the internal policies established in accordance with relevant laws and regulations.
4. TSMC's directors recuse themselves from voting on matters in which their interests conflict with TSMC's.
5. TSMC maintains D&O Insurance for its directors, supervisors, and officers.
6. TSMC established the "TSMC Education and Culture Foundation" in 1998 to perform its social responsibilities.

11. Social Responsibility Information

11.1 TSMC Education and Culture Foundation

TSMC established the "TSMC Education and Culture Foundation" (TSMC Foundation) in 1998, and in 2002 appointed Dr. F. C. Tseng, Deputy CEO of TSMC, as Chairman of the Foundation. The company is dedicated to becoming the leading Taiwan corporate citizen in its commitment to society. TSMC Foundation participates in the country's vibrant social and cultural growth by sponsoring and developing cultural and educational activities. Last year, in addition to existing projects, the Foundation started several new initiatives.

Promotion of Science Education–from corporate sponsorship to employee participation

To increase public interest in science, TSMC Foundation has sponsored a permanent exhibition, "The World of the Integrated Circuits," in the National Museum of Natural Science since 1997. In 2003, the Foundation completely renovated and strengthened the exhibition, with the content fully updated to reflect the most advanced, state-of-the-art technology in the semiconductor industry. Through more interactive presentations, the exhibition explains the basic ideas and development of semiconductor IC technology. Visitors will experience the ways in which semiconductor products have changed daily life. To expand TSMC's commitment beyond financial assistance and content design, along with the opening of the new exhibition, the Company initiated a volunteer program for TSMC employees to participate directly in our sponsorship. Employees and their family members serve as guides to the exhibition during the weekend. More than 200 employees have joined the volunteer program this year.

Sponsorship of Esthetics Education and National Arts Activities

TSMC Foundation continued to support the Esthetics Education Program launched in 2002, designed to promote esthetic experiences for elementary school students in the rural areas. By exposing students to fine arts at a young age, TSMC hopes to expand their creativity and cultivate their interest in art. The Foundation also sponsored major national art and cultural events, which include: Taiwan and Scandinavian Film Festivals, The Joy of Calligraphy, and the Taipei Museum of Contemporary Art.

Commitment to Education

To encourage talented students in pursuing interests in high technology, management, and intellectual property rights, TSMC Foundation is committed to support related academic programs in leading universities. The Foundation provided TSMC Scholarships and sponsored the TSMC Hall for College of Technology Management in National Tsing-hua University, as well as TSMC Lectures in Technology Law in National Chiao-tung University.

In 2003, the Foundation extended its collaboration with the IMBA program of National Cheng-chi University to foster the cultivation of international business leaders.

Contribution to Site Communities

TSMC devotes significant resources to community development. The Foundation focuses on art and cultural activities, environmental protection initiatives, athletic events, as well as other programs to improve the quality of community life. In 2003, the Foundation launched TSMC Hsinchu Art Festival, and sponsored the National Cheng Kung University Culture and Art Festival in Tainan.

Recognitions & Awards

TSMC Foundation received, for the sixth consecutive year, the Annual Gold Medal of the Wen-Hsin Award by the Council for Culture Affairs. Taiwan's *CommonWealth Magazine* ranked TSMC No. 1 in Corporate Citizens for the fourth consecutive year.



11.2 Other Social Issues

Health and Safety Performance

TSMC offers comprehensive health care and employee assistance programs throughout all of its operating sites. Employees have access to the services of on-site physician consultation, dental clinic, 24-hour nursing service, annual physical check-ups, and a series of on-site fitness services and programs. All employees have access to the Company's web-based wellness information and health programs.

During the outbreak of SARS, TSMC formed a SARS prevention committee, which implemented comprehensive preventive measures. As a result, operations and productivity were not impaired.

TSMC is committed to achieving the highest standard of health and safety. In 2003, there were no severe work-related injuries, and the incidence of mild injuries significantly dropped compared with the previous year.

Policies and Procedures Relating to Adherence to Health and Safety

TSMC believes its health and safety actions should not only meet relevant environmental, safety and health, and legal requirements, but also be benchmarked against recognized international practices. The Company's goals are to prevent incidents, improve employee safety and health, protect property, prevent pollution, and use all resources effectively. In 2003, TSMC continued its efforts on Environmental Accounting, Life Cycle Assessment, Green Procurement, Job Safety Observation, Employee Health Promotion and Contractor Responsible Care.

TSMC actively incorporates the concept of risk management in new building design and process development. In order to minimize potential operational losses, the Company regularly evaluates and enhances seismic protection while installing measures aimed to reduce the interruption of electricity supply.

Equal Opportunity

TSMC believes in equal opportunity, and values the diversity that its staff contributes. Recruitment is carried out via open selection based on candidate merit, and matching the needs of each position to ensure selection of the best talents irrespective of race, gender, age, religion, nationality and political affiliation.

Supplier Selection Process and Criteria Regarding Social and Environmental Issues

TSMC conducted "Green Procurement" evaluation of seventeen major suppliers who provide raw materials and package materials. Fifteen suppliers met the requirements, including ISO 14001 certification and material declaration of prohibited and restricted substances. TSMC has also received "Green Partner Program" certification from SONY Company, recognizing TSMC's outstanding environmental performances.

Social and Environmental Impacts of TSMC's Outsourced Operations and Contractors

TSMC promoted a "Responsible Care Program" to assist contractors to enhance the Company's Environmental, Safety and Health (ESH) management system. An annual meeting was held to gather inputs from suppliers and deliver TSMC ESH performance expectations to them. Based on the content of Voluntary Protection Program (VPP), TSMC has developed "ESH Auditing Manual" used for major contractors' auditing.

Social and Environmental Impacts of TSMC's Suppliers

In 2003, TSMC conducted "Life Cycle Assessment (LCA)" for 150 mm and 200 mm wafer process to evaluate their environmental impact on the manufacturing process and supply chain.



OPERATIONAL HIGHLIGHTS

1. Business Activities

1.1 TSMC Business Scope

TSMC excels in all aspects of its business. This excellence includes process technologies, wafer manufacturing and logistics, capacity utilization, customer services, as well as a wide range of support services including design services, mask manufacturing, wafer probing, and in-house bumping and testing. The essence of our foundry business is customer success. TSMC continually strives to provide the overall best value to its customers.

1.2 Customer Applications

Over the past 17 years, nearly five hundred customers worldwide have relied on TSMC to manufacture chips used across the entire spectrum of electronic applications. A non-exhaustive list of applications includes computers and peripherals, information appliances, wired and wireless communications systems, automotive and industrial equipment, as well as consumer electronics such as DVD, digital TVs, game consoles, and digital still cameras (DSC).

The innovative evolution of end products drives our customers to utilize TSMC's technologies and services, while concurrently propelling TSMC to further its technology development.

1.3 Net Sales over the Last Two Years

Unit: Quantity (8-inch equivalent wafer) / Amount (NT$ thousand)

Sales Quantity & Amount \ Year / Major Product	2003			
	Local		Export	
	Quantity	Amount	Quantity	Amount
Wafer	734,922	24,704,913	2,895,843	156,792,897
Package	175	18,960	66,238	5,094,196
Other	14,771	2,211,759	37,963	13,081,616
Total	749,868	26,935,632	3,000,044	174,968,709

Sales Quantity & Amount \ Year / Major Product	2002			
	Local		Export	
	Quantity	Amount	Quantity	Amount
Wafer	486,036	17,552,160	2,137,078	125,580,978
Package	85	13,407	51,903	3,521,966
Other	13,268	1,603,118	36,415	12,689,700
Total	499,389	19,168,685	2,225,396	141,792,644

1.4 Production over the Last Two Years

Unit: Capacity / Quantity (8-inch equivalent wafer) / Amount (NT$ thousand)

	Wafers		
Year	Capacity	Quantity	Amount
2003	4,013,855	3,588,871	108,043,471
2002	3,890,893	2,833,818	90,745,812

2. Customers



TSMC's global customers have diverse product specialties, and enjoy prominent standing in various business segments of the semiconductor industry. Fabless segment customers include Altera Corporation, ATI Technologies, Broadcom Corporation, nVidia Corporation, Qualcomm Inc. and VIA Technologies Inc. Examples of IDM customers include Analog Devices Inc., Motorola Inc., and Philips Electronics N.V. TSMC's business with nVidia Corporation amounted to over 10% of TSMC's revenue in 2003. No other customer had business with TSMC that amounted to 10% or more of Company revenue in 2003.

2.1 Customer Service

TSMC is a service-oriented company and believes customer service is the critical factor in enhancing customer loyalty. Also, customer loyalty leads to higher levels of customer retention and expansion of relationships. TSMC's goal is to maintain its position as the most advanced and largest technology and foundry service provider. TSMC believes that achieving this goal will help retain existing customers, attract new customers, and strengthen their partnership relationship with TSMC.

To facilitate customer interaction and information access on a real-time basis, TSMC has established a range of internet-based services covering applications in design collaboration, engineering collaboration, and logistic collaboration. They are collectively branded as *e-foundry*[sm].

2.2 Customer Satisfaction

TSMC conducts regular reviews and surveys to ensure that customers' needs are adequately addressed. Improvement plans and customer feedback are integral parts of this business process.

2.3 Market Expansion/Penetration

TSMC continues to diversify its customer base while supporting growth of existing customers. Among all active customers in 2003, more than 40 were new. TSMC's customers also gained market share in a number of end applications in computers, wired communications, wireless communications, and consumer electronics.

3. Raw Material Supply

Major Materials	Major Suppliers	Market Status	Procurement Strategy
Wafer	MEMC S.E.H. SUMCO Siltronic (formerly named Wacker)	There are four suppliers combined provide over 80% of the world's wafer capacity. Each supplier has multiple manufacturing sites, including USA, Asia and Europe, to meet customer and market demands.	TSMC's suppliers of silicon wafer are required to pass stringent quality certification procedures. TSMC procure wafers from multiple sources to ensure adequate supplies for volume manufacturing and to reinforce risk management. TSMC maintains competitive price and service agreements with its wafer suppliers and when necessary includes strategic and collaborative agreements with key suppliers. TSMC reviews quality, delivery, cost and service performance of its wafer suppliers and reflects the reviews in TSMC's orders accordingly. An annual audit of each wafer supplier's physical quality system ensures TSMC maximum quality maintenance.
Chemicals	Merck-Kanto (TPS) Tai-Young High Tech (TYS)	These two companies are major bulk chemical suppliers worldwide. The chemical raw materials of these two suppliers are imported from Japan or Taiwan local producers, primarily to support the Taiwan market.	Both suppliers have localized many of their operations closer to TSMC's major manufacturing centers, improving inventory and quality control significantly. TSMC audits the suppliers' physical quality to maintain specifications and ensure quality control.
Photoresist	AZ/Clariant S.E.H. Sumitomo T.O.K.	These four companies are worldwide major photoresist suppliers. These four suppliers are competitors in the Taiwan market. They all store stock in Taiwan and provide just in time service.	TSMC provides a three-month forecast of rolling demand to its photoresist suppliers to give them adequate preparation time. TSMC monitors suppliers' inventory status through their respective monthly inventory reports. TSMC's IQC personnel conduct monthly physical inventory checks at suppliers' warehouses to confirm material quality and availability. TSMC conducts annual audits of each supplier's physical quality system to ensure quality, supply, and availability of photoresist.
Specialty Gases	Air Products Air Liquide BOC TAIYO TOYO SANSO	These four companies are worldwide major specialty gas suppliers. These four suppliers are competitors; their products are mutually replaceable. Other domestic suppliers are available and ready to penetrate the Taiwan market, thus facilitating TSMC to secure better commercial terms in the future.	TSMC's four major specialty gas suppliers are located in Japan, USA and the UK, providing sufficient geographic dispersion to minimize supply risk. Products of four suppliers are mutually replaceable, ensuring competitive pricing and quality service. TSMC requires each supplier to provide monthly inventory reports as a measure to monitor and ensures steady provisions. TSMC conducts annual audits of each supplier's physical quality system to ensure quality and supply availability of special gases.

4. Employees

Attracting and retaining the right talent is one of the key objectives of TSMC's human resource strategy. TSMC's total workforce, by the end of 2003, reached 16,066 in number, representing an increase of 7.6% from the end of 2002. New staff in 2003 consisted of 111 managers, 1,719 professionals and 2,005 technicians. By the end of February 2004, TSMC's total workforce reached 16,529.

In 2003, there were 1,627 managers and 5,697 professionals. Of the 1,627 managers, 11.6% was female. Non-Taiwan nationals made up 2.1% of TSMC's employees at the managerial and professional levels. By the end of February 2004, there were 1,675 managers and 5,922 professionals.

TSMC's staff are well educated: 2.5% of employees hold PhD's, 26.3% Masters, 16.3% university bachelors, 24.5% college degrees, and 30.4% are high school graduates.

The following table shows the TSMC personnel structure from 2001 until February 29, 2004.

TSMC Personnel Structure by Job Title

	2001	2002	2003	As of 02/29/2004
Manager	1,286	1,465	1,627	1,675
Professional	4,600	5,077	5,697	5,922
Assistant Engineer/Clerical	982	914	816	822
Technician	6,801	7,482	7,926	8,110
Total	13,669	14,938	16,066	16,529

TSMC Personnel Structure by Gender, Age and Service Year

		2001	2002	2003	As of 02/29/2004
Gender	Male	42.1%	42.2%	43.2%	43.9%
	Female	57.9%	57.8%	56.8%	56.1%
Average Age		29.8	30.0	30.3	30.4
Average Service Year		4.1	4.2	4.6	4.5

4.1 Human Capital

TSMC strives to create an environment that provides favorable workplace facilities, offers personal challenges, and supports career development. TSMC also endorses professional know-how, positive attitude, affirmative values, honest behavior and genuine commitment to succeed as part of its human capital base. There were no labor disputes that caused the company financial losses from January 1, 2003 until February 29, 2004.

4.2 People Development

Continuous learning is the cornerstone of TSMC's employee development strategy. TSMC provides its employees with a range of technical, professional and management training programs, and promotes "On-the-Job-Training" (OJT) initiatives for new employees. Since its launch in 2002, the Individual Development Plan (IDP) program has become an effective tool to enhance organizational learning in the aspects of employees' personal development as well as business needs.

4.3 Employee Satisfaction

TSMC conducts an annual Employee Satisfaction Survey to determine levels of employee involvement and engagement. As an indicator of employee satisfaction, TSMC has been recognized as "2003 Best Employer in Asia" and "Best Employer in Taiwan" in a survey conducted by Hewitt Associates, *Asia Wall Street Journal,* and *Far Eastern Economic Review.*

To foster a dynamic and fulfilling work environment, TSMC has launched a series of company wide employee relations programs, such as Zest-for-Life@TSMC, in 2003. These programs include annual sports day, family day, engineer festival, Employee Assistance Programs (EAPs), and many others.

4.4 Compensation

The Company's compensation program consists of cash compensation and profit sharing. Cash compensation includes monthly salary and a quarterly variable cash incentive bonus. The profit sharing program appropriates a certain portion of the Company's earnings available to common stockholders for distribution to employees to reward their contributions and to encourage them for continuous efforts while linking employees' interests with that of shareholders. The amount and format of distribution depend on recommendation by the Compensation Committee to the Board of Directors, and are subject to resolution by annual shareholders' meeting. Individual rewards are based on each employee's job responsibility, contribution and performance.

To align with respective local market practices, the Company granted stock options to overseas employees based on "Employee Stock Option Program." The options are granted for a period of ten years with a vesting schedule of 50% upon completion of a two-year period, 75% after three years, and 100% after four years.

5. Innovation

5.1 R&D Organization and Investment

TSMC has one of the highest-quality semiconductor Research and Development teams in the world. TSMC increased R&D staff by over 7.5% in 2003 to further strengthen long-term R&D and technology leadership. R&D expenditure in 2003 increased to NT$12.7 billion, a 11% increase over 2002.

TSMC continued to expand the capacity of its 300 mm R&D pilot line in 2003 to accommodate its growing R&D development activities, such as 90 nm, 65 nm, and 45 nm platform technologies, related derivative technologies, and other exploratory research programs. We also added additional modeling simulation capabilities for R&D, such as an advanced optical proximity correction (OPC) simulation center, and a molecular quantum material simulation lab. TSMC maintains strong relationships with key process tool and material vendors in exploring new materials and processes.

R&D Expense
Amount: NT$ thousand



12,712,695
11,440,332
1,875,170
2002
2003
01/01/2004~02/29/2004

5.2 R&D Accomplishments in 2003

Reflecting its commitment to innovation, TSMC was awarded 418 US patents and 260 ROC patents in 2003. With many key patent disclosures and patents awarded over the past years, TSMC now has a rich and strong patent portfolio, as well as other significant intellectual property assets. Our intellectual capital is a key to maintaining our technology leadership and independence, in addition to being able to enjoy certain cross license and royalty benefits.

In 2003, TSMC's R&D has qualified an industry-leading manufacturable 90 nm CMOS logic process with advanced Cu/low-k interconnects at the 300 mm Fab 12. TSMC also demonstrated the feasibility of a 65 nm CMOS logic platform featuring gate length in the range of 35-45 nm and extreme low-k dielectric. A 6T-SRAM design with industry-leading cell size has been functionally proven with the 65 nm baseline process.

TSMC continued to engage in and expand exploratory research activities such as strained-Si processes, FinFET devices, SOI technology, MRAM and semi-insulating substrate for RFIC. These activities cover long-term, potentially high-payoff, and over-the-horizon technologies. Publications in 2003 noted several novel innovations among those exploratory activities, such as sub-25 nm FinFET devices, a new Tri-gate "Omega FET", and innovative strained Si techniques on bulk and SOI.

5.3 Spectrum of New Technologies

Anticipating and leading the IC industry recovery in 2003, TSMC developed a rich mix of new process technologies. In addition to the qualification of 90 nm logic SoC platform technology in 300 mm and the demonstration of competitive SRAM bit cell in 65 nm, other new process technology options introduced were:

- Mixed-Signal/RF Technology
  TSMC completed technology qualification of 0.13 um MS/RF and offered customers this technology for mass production with excellent product performance. TSMC also completed the characterization of 90 nm mixed signal technology for baseband analog devices.

- Silicon Germanium BiCMOS Technology
  TSMC developed a foundry-based 0.18 um versatile SiGe BiCMOS technology. This integrated technology offers the opportunity for microwave power amplifier applications as well as single chip solution for high performance, low power, low noise, wired and wireless applications. TSMC also successfully developed a stacked Metal Insulator Metal (MIM) capacitor technology with twice the unit capacitance while keeping the same RF and analog performance as a single MIM capacitor.

• 0.18 um CMOS Image Sensor Process

TSMC's 0.18 um high performance CMOS image sensor process entered volume production with strong growth in demand. It features high performance and full compatibility with TSMC's 0.18 um CMOS logic and embedded memory processes. It provides a SoC platform for consumer and industrial applications such as DSC, mobile phone, security and other image sensor markets.

• Embedded High Density Memory Technology

TSMC successfully manufactured 0.13 um 1TRAM products. A version with a shrunk cell size called 1TQ has been demonstrated and technology qualification is underway. The 0.13 um embedded memory using MIM capacitor with high-k dielectric was proven with high yield and the pre-qualification results have passed reliability criteria.

• Flash/Embedded Flash Technology

TSMC's 0.18 um embedded Flash technology has been verified with good yield and excellent data retention performance from customer's product. Also, a self-aligned Flash was launched with 32Mb density and achieved risk production. This offers a competitive solution for the next generation embedded Flash applications. Meanwhile, TSMC's 0.13 um embedded Flash technology creates the synergy of devices between 0.18 um and 0.13 um technologies. TSMC has demonstrated fully functional 8Mb Flash IP in 0.13 um.

• Mask Technology

Mask technology is an integral part of advanced lithography. TSMC mask facilities featured state-of-the-art E-beam mask writers and inspection tools for both R&D and production use. This in-house mask technology R&D and production is strength of TSMC which also benefits our customers tremendously in terms of technical excellence, quality, fast cycle time, and one-stop service. In 2003, TSMC has successfully established high quality and cost-effective 90 nm generation mask making technology and mass production capability, as well as the mask technology for 65 nm generation.

• Lithography Process Technology

TSMC has successfully demonstrated the capability and feasibility of liquid immersion lithography technology with the collaboration of tool vendors. This technology can extend the resolution capability of 193 nm light source down to the 30 nm technology node without having to rely on high risk and expensive 157 nm alternatives.

• Design Services

TSMC announced the Reference Flow 4.0 in Design Automation Conference in 2003. TSMC's Reference Flow addressed various issues for chip designs based on advanced process technology. It also set a new industry trend for the foundry to provide solutions for advanced design methodology. TSMC offered the industry's first multiple-Vt library along with the design flow. Multiple-Vt library significantly lowers the standby current while maintaining the high performance advantage over the single Vt methodology.

5.4 R&D Plans for 2004

Moving forward, TSMC's R&D focus will be on Nexsys℠ 65 nm, 45 nm-logic/mixed signal technology platforms, and related embedded memory for SoC applications in 300 mm wafers. Intense efforts will be devoted to demonstrate superior transistor performance featuring strong strained Si and manufacturability of 6T SRAM with sub-0.5 um^2 cell size for the 65 nm node. The pioneering work on 45 nm should also bear new fruit in 2004, particularly in the areas of high-k gate dielectric, metal gate, and extreme-low-k interconnect.

Other development projects include 90 nm mixed signal/RF for communication applications and embedded 1T MIM memory for high-density applications, 0.13 um embedded Flash IP development and 1TQ SRAM release for production, 0.15 um CMOS image sensor technology aiming at new pixel structure development for high-end imaging applications, 0.25 um high-voltage process modules, as well as low power, low cost, customized SiGe RF BiCMOS technologies.

TSMC's R&D team will explore process capabilities beyond the 45 nm technology node, for geometries as small as 30 nm or below. Exploratory work continues on new transistors and process technologies such as SOI, 3D structures, MRAM, strained-layer CMOS and semi-insulating substrate for RFIC. The goal is to extend Moore's law by innovative work internally as well as to push the envelope with industry leaders and academia in finding cost-effective solutions.

TSMC plans to continue working closely with international consortia and photolithography equipment suppliers to ensure timely development of 193 high NA scanner, liquid immersion lithography, EUV scanner and E-Beam Projection technology to support process development of 45 nm technology and beyond. TSMC will also continue to collaborate with mask inspection equipment suppliers to develop aerial image inspection techniques in order to maintain the leadership position in mask quality and cycle time to meet aggressive R&D, prototyping and production requirements.

TSMC continues to invest heavily to expand R&D capabilities. TSMC plans to maintain its long-term lead over competitors in the foundry industry through a strong exploratory technology research program. With a highly competent and dedicated R&D team and its commitment to innovation, TSMC is confident in its ability to deliver the best and most cost-effective SoC technologies for its customers.

6. Efficiency

6.1 Yield Management

Reducing the time to achieve yield maturity for new products is a very important goal to TSMC. TSMC has developed a comprehensive technology transfer methodology from R&D to production environment to shorten the new technology learning curve. TSMC has a proven record in delivering industry's best-yield performance to our customers.

6.2 Delivery Management

TSMC has a proven record of providing customers with a consistent product delivered on time. To further strengthen our commitment to be more responsive to change, TSMC has re-engineered its demand fulfillment system as well as developed a state-of-the-art material planning system.

6.3 Cycle Time Management

Delivering products with short demand fulfillment cycle time is key to our customers. To create this value to our customers, TSMC has developed a sophisticated manufacturing scheduling system as well as embarked on Lean manufacturing approach.

6.4 Inventory Management

TSMC implemented a series of collaborative projects in 2003 to integrate information among Materials Management, Accounting, and Fab users through easy-to-access and powerful IT platform. The focuses are suppliers' related information integration and productivity enhancement of materials logistic, which contribute to a significant reduction in inventory levels and the risk of material shortage. The results have successfully enhanced the efficiency and effectiveness of the entire supply chain.

6.5 Knowledge Management

TSMC has built the industry's leading, state-of-the-art knowledge management system. In addition to building a vast repository system for the capture of key knowledge, TSMC has developed a sophisticated expert system that embeds this knowledge into its engineering system. TSMC is the only Taiwan company that has been awarded the Most Admired Knowledge Enterprises (MAKE) award, the most prestigious award in the knowledge management community, in 2002 and 2003.

7. Quality

TSMC commits itself to providing its customers with the best quality wafers for their products. TSMC Quality and Reliability (Q&R) ensures best quality wafer manufacturing from technology development to production through qualification, failure analysis and reliability assurance. Wafer manufacturing quality starts from raw material supply management, real time in-process monitoring, to customer field quality performance. Wafer sort and assembly quality are achieved through the same quality criteria, in-house as well as through subcontractor services. TSMC Q&R is also responsible to lead the company towards the ultimate goal of zero defect through continuous improvement programs in terms of cost consciousness, efficient systems and effective methodologies. Quality of raw materials, equipment, metrology calibration and methodology are areas of vital challenges that TSMC Q&R establishes the quality criteria to support timely and successful wafer production. On-line data availability, quality and reliability technical services accelerate customers' time to market requirements from the early design stage.

Customer feedback indicates that products shipped from TSMC have either met or exceeded their field quality requirements in the marketplace. Also, in 2003, TSMC received certification, for the second consecutive year, of ISO/TS 16949 that meets the Automotive industry's quality requirement.

8. Environmental Protection

8.1 PFCs Emission and Air Quality Control

TSMC has endorsed a Memorandum of Understanding (MOU) between Taiwan Semiconductor Industrial Association and ROC-Environmental Protection Administration (EPA) where TSMC is committed to reducing perfluorinated compounds (PFCs) emission to 10% below the average of 1997 and 1999 by 2010. Based on the MOU, TSMC has set up a PFCs reduction policy and implementation roadmap. Moreover, the emission of volatile organic compounds, acid gases, and alkali gases are also well controlled in compliance with regulation.

8.2 Water Consumption and Conservation

By improving water recovery rate and reducing water usage by Chemical Mechanical Polishing (CMP) process tool by adopting International Sematech's recommendations, TSMC was able to notably reduce the water quantity consumed in CMP process.

8.3 Energy Consumption and Conservation

In 2003, TSMC's Fab12 received the "Energy Conservation Award" from the Ministry of Economic Affairs (MOEA), Taiwan. Major energy conservation accomplishments of Fab 12 include the following:

- Installed heat recovery chiller for 35°C warm water and saved about 36,000 Mega Watt - Hour (MWH) annually.
- Adopted Variable Frequency Device (VFD) in Air Condition, Exhaust and Process Water systems and saved about 19,000 MWH annually.

8.4 Waste Disposal and Land Contamination

Industrial waste that cannot be reused or recycled are either incinerated or sent to designated landfills. Waste solvents and sludge (CaF2) in TSMC were reused by cement plants as complementary fuel and raw material. Waste sulfuric acid was recycled for downgraded industrial use. A waste hydrogen fluoride recycling program also began in 2003. Furthermore, based on the monitoring results of soil and groundwater, all the lands of TSMC's Fabs are free from contamination, according to the standards set by the Soil and Groundwater Pollution Remediation Act of EPA.

8.5 Environmental Performance

Starting in 2001, TSMC has been listed in the Dow Jones Sustainability Indexes (DJSI) components each year for its excellent achievements in corporate sustainability.

TSMC has also put significant effort on ESH improvement programs. Four national awards were received in 2003, including: (1) "Annual Environmental Protection Award for Enterprises" from the EPA, (2) "Outstanding Management of Waste Disposal, Reduction, Recycling and Reuse" from the EPA, (3) "Energy Conservation Award" from the MOEA, and (4) "Water Conservation Outstanding Performance Awards" from the Water Resources Agency.

9. Important Contracts

- Technology Cooperation Agreement
  Term of Agreement: 07/09/1997 - 07/08/2007
  Contracting Party: Philips Electronics N.V. (now renamed Koninklijke Philips Electronics N.V.) (Philips)
  Summary: TSMC is obliged to pay Philips royalties at a fixed percentage of net sales for certain products for cross licenses obtained through Philips.

- Manufacturing Agreement
  Term of Agreement: 02/16/1996 - 12/31/2005, automatically renewed for one year unless terminated with a six-month prior written notice by TSMC
  Contracting Party: WaferTech, LLC (WaferTech)
  Summary: TSMC has the right to purchase the entire installed capacity of WaferTech during the production period.

- Shareholders' Agreement
  Term of Agreement: Effective as of 03/30/1999 and may be terminated as provided in the agreement
  Contracting Parties: Philips Electronics N.V. (now renamed Koninklijke Philips Electronics N.V.) (Philips) and EDB Investments Pte Ltd. (EDBI)
  Summary: TSMC, Philips and EDBI agreed to form a joint venture "Systems on Silicon Manufacturing Company Pte Ltd." (SSMC) to build an IC foundry in Singapore. TSMC holds 32% of the shares. Philips and TSMC are committed to purchasing a certain percentage of SSMC's capacity.

- Technology Cooperation Agreement
  Term of Agreement: 03/30/1999 - 03/29/2009
  Contracting Party: Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)
  Summary: TSMC shall transfer certain of its process technologies to SSMC, and SSMC shall pay TSMC remuneration at a certain percentage of the net selling prices of its products.

- Patent License Agreement
  Term of Agreement: 10/26/2001 - 12/31/2006
  Contracting Party: A multinational company
  Summary: The parties have entered into cross license arrangements for certain semiconductor patents.

- Foundry Related Agreements
  Term of Agreement: 1995 - 2004
  Contracting Parties: Several multinational companies
  Summary: TSMC guarantees a pre-determined capacity for a set number of years to customers. In return, customers deposit a certain amount of money with TSMC.

- Manufacturing Agreement
  Term of Agreement: 02/14/2000 - 02/13/2005
  Contracting Party: Vanguard International Semiconductor Corporation (VIS)
  Summary: VIS shall reserve its certain capacity to manufacture for TSMC certain devices required by TSMC's customers, at prices as agreed by the parties.

- Patent License Agreement
  Term of Agreement: 11/01/2002 - 10/31/2012
  Contracting Party: A multinational company
  Summary: The parties have entered into cross license arrangements for certain semiconductor patents. TSMC shall pay license fees to the said company.

- Patent License Agreement
  Term of Agreement: 07/01/2002 - 06/30/2009
  Contracting Party: A multinational company
  Summary: The parties have entered into cross license arrangements for certain semiconductor patents. TSMC shall pay license fees to the said company.

- Patent License Agreement
  Term of Agreement: 01/01/2001 - 12/31/2011
  Contracting Party: A multinational company
  Summary: The parties have entered into cross license arrangements for certain semiconductor patents. TSMC shall pay license fees to the said company.

- Amended and Restated Joint Technology Cooperation Agreement
  Term of Agreement: 07/16/2001 - 12/31/2005
  Contracting Parties: STMicroelectronics NV, Philips Semiconductors International B.V., Motorola, Inc.
  Summary: The parties have entered into a joint technology cooperation arrangement for certain high-performance and advanced semiconductor technologies development.

- Technology Development and License Agreement
  Term of Agreement: 12/04/2003 - 12/03/2007
  Contracting Party: A multinational company
  Summary: The parties agree to jointly develop certain advanced SOI process technologies and cross license related intellectual property rights.

10. Litigation Proceedings

To protect its intellectual capital, trade secrets and other assets, TSMC may initiate, as appropriate, litigation against former employees and third parties. As is the case for many companies in the high-technology industry, TSMC receives from time to time communications from third parties asserting that TSMC's technologies, designs, and manufacturing processes may infringe certain patents or other intellectual property rights. TSMC takes these matters seriously, investigates all such claims, and takes appropriate action as circumstances require.

Late in the year, TSMC, TSMC North America, and WaferTech filed a complaint in US District Court of Northern California against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), and SMIC Americas alleging that SMIC has infringed multiple patents and misappropriated trade secrets. The suit also asks for injunctive relief along with monetary damages. The complaint alleges that SMIC improperly obtained TSMC trade secrets and infringed TSMC patents. Management intends vigorously to protect its patents and trade secrets to maintain shareholder value.

Other than the matter(s) provided above, TSMC was not involved in any other material litigation in 2003 and is not currently involved in any material litigation.

11. Acquisition or Disposal of Property, Plant and Equipment

11.1 Acquisition of property, plant and equipment; in the amount no less than NT$300 million, or 20% of paid-in capital

Company	Property, Plant and Equipment	Acquisition Date	Total Price (thousand)	Vendor	Relationship with the Company	Purpose
TSMC	Scanners	2003/01~2004/02	NT$9,148,805	ASML	None	in-house use
	Electron-Beam Litho System	2003/03	NT$419,093	Toshiba	None	in-house use
	Interbay System	2003/03	NT$547,803	SHINKO	None	in-house use
	Fab14 MEP	2003/06	NT$369,400	Shihlin Electric	None	in-house use
	Fab14 Building & Plant	2003/08	NT$4,271,405	Fu Tsu Construction	None	in-house use
	Fab14 Clean Room System & MEP	2003/08	NT$1,684,668	United Integrated Services	None	in-house use
	Fab14 High Purify Gas	2003/08	NT$397,113	Confederate	None	in-house use
TSMC Shanghai	Employee Dormitory	2003/12~2004/02	Rmb180,792	Shanghai Song-Jiang Technological Investment and Development Co., Ltd.	None	in-house use

11.2 Disposal of property, plant and equipment up to NT$300 million or 20% of paid-in capital: None





FINANCING PLANS AND IMPLEMENTATION

Corporate Bond

1. Financing Plans

Source of Fund

Issuance	Issue Date	Tenor	Coupon Rate	Outstanding
Corporate Bond	01/10/2002 - 01/24/2002	Tranche A: 5 years Tranche B: 7 years Tranche C: 10 years	Tranche A: 2.60% p.a. Tranche B: 2.75% p.a. Tranche C: 3.00% p.a.	Tranche A: NT$ 2.5 billion Tranche B: NT$ 8.0 billion Tranche C: NT$ 4.5 billion

Use of Fund

Project	Expansion Plan	
	Fund Used from 2002 to 2003 (NT$ thousand)	Future Fund Use (NT$ thousand)
The proceeds of the bond finance a part of Fab 14 whose total investment is expected to reach NT$77.63 billion.	5,545,322	72,084,678

Approved by the Securities and Futures Commission and disclosed on the Taiwan Stock Exchange Market Observation Post System on December 17, 2001.

2. Status of Implementation & Benefits

Project commenced in 2002 and production ramping-up will begin in the fourth quarter of 2004.



FINANCIAL STATUS, OPERATING RESULTS, AND RISK MANAGEMENT

1. Financial Position

Unit: NT$ thousand

Item	2003	2002	Variance	Variance %
Current Assets	158,526,272	94,747,405	63,778,867	67%
Fixed Assets	188,286,752	217,192,263	(28,905,511)	-13%
Other Assets	11,638,485	23,097,348	(11,458,863)	-50%
Total Assets	396,416,862	370,015,511	26,401,351	7%
Current Liabilities	30,537,984	31,160,103	(622,119)	-2%
Long-term Liabilities	36,664,569	43,002,201	(6,337,632)	-15%
Total Liabilities	67,202,553	74,162,304	(6,959,751)	-9%
Capital Stock	202,666,189	199,228,867	3,437,322	2%
Capital Surplus	56,855,885	57,004,789	(148,904)	0%
Retained Earnings	71,100,090	40,792,197	30,307,893	74%
Total Shareholders' Equity	329,214,309	295,853,207	33,361,102	11%

1.1 Variance Analysis for Deviation over 20%

- The increase in current assets was largely due to an increase in cash and accounts receivable which resulted from operating activities and an increase in short-term investments, mainly in government bonds.
- The decrease in other assets was primarily due to reclassification of deferred income tax from noncurrent portion to current portion.
- The increase in retained earnings was due to improved operating results in 2003.

1.2 Major Impact on Financial Position: There was no significant impact on financial position.

1.3 Future Plan on Financial Position: Not Applicable



2. Operating Results

Unit: NT$ thousand

Item	2003	2002	Variance	Variance %
Gross Sales	206,157,918	164,805,296	41,352,622	25%
Sales Returns and Allowances	(4,253,577)	(3,843,967)	(409,610)	11%
Net Sales	201,904,341	160,961,329	40,943,012	25%
Cost of Sales	129,012,704	108,994,184	20,018,520	18%
Gross Profit	72,891,637	51,967,145	20,924,492	40%
Operating Expense	20,244,060	17,790,839	2,453,221	14%
Operating Income	52,647,577	34,176,306	18,471,271	54%
Non-operating Income and Gains	2,665,799	1,762,893	902,906	51%
Non-operating Expense and Losses	4,285,101	8,826,744	(4,541,643)	-51%
Income before Tax	51,028,275	27,112,455	23,915,820	88%
Tax Expense	(3,769,575)	(5,502,164)	1,732,589	-31%
Net Income	47,258,700	21,610,291	25,648,409	119%

2.1 Variance Analysis for Deviation over 20%

- *Increase in net sales and gross profit: The increase was largely due to the increase in customer demand. The improved gross profit was primarily due to higher capacity utilization and improved product mix.*
- *Increase in non-operating income and gains: The increase was primarily due to investment income recognized in 2003.*
- Decrease in non-operating expense and losses: The decrease was largely due to investment loss recognized in 2002, offset by lower interest expense as a result of lowered interest rate.
- Decrease in tax expense: The decrease was primarily due to income tax benefit that resulted from a change in a R.O.C. Tax Rule, partially offest by an increase of tax expense due to better operating results.



2.2 Reasons for changing the Company's major business; explain the variance resulting from the adjustment of selling prices or costs, the increase or decrease of quantity and the combination of production and selling, or the replacement of old products. If the Company's operation strategy, market situation, economic environment or other internal or external factors has changed or expects to have any significant change, explain the fact, influencing factors and the possible impact to the Company's future finance and responding proposal: Not Applicable

2.3 Planned selling quantities and its base for next year. Explain the major factors that keep the Company's forecast sales quantity to rise or decline: Please refer to "Letter To The Shareholders".

2.4 Gross Profit Variance Analysis

Unit: NT$ million

Gross Profit in 2003	Gross Profit in 2002	Variance	Variance Owing to Price Difference	Variance Owing to Cost Difference	Variance Owing to Product Mix and Quantity Difference
72,892	51,967	20,925	(16,196) Technology advancement caused price level to erode.	(10,941) Cost increase was primarily due to advanced technology products mix improvement.	48,062 1. Revenue from advanced technology increased from 52% in 2002 to 62% in 2003. This mix improvement results in higher gross profit. 2. Wafer shipment grew 38% in 2003. This quantity difference results in higher gross profit.

3. Cash Flow

Unit: NT$ thousand

Cash Balance as of December, 2002	Net Cash Provided by Operating Activities	Net Cash Outflows from Investing and Financing Activities	Cash Balance as of December, 2003	Remedy for Cash Shortfall	
				Investment Plan	Financing Plan
61,656,795	108,668,436	(72,037,229)	98,288,002	-	-

3.1 Analysis of Cash Flow

- NT$108.7 billion net cash provided by operating activities: This primarily represents the sum of (1) profit from operating activities, and (2) non-cash charges such as depreciation and amortization expenses.
- NT$72.0 billion net cash outflows from investing and financing activities: This represents the sum of (1) NT$53.9 billion for investment activities mainly for capital expenditures and purchases of investments, and (2) NT$18.1 billion for financing activities mainly for the redemption of preferred shares and repayment of corporate bonds.



3.2 Remedy for Cash Shortfall and Liquidity Analysis:

Because TSMC enjoys a cashflow surplus, remedial actions are not required.

3.3 Cash Flow Projection for Next Year: TSMC does not provide financial projections, including cash flow projections.

4. Major Capital Expenditure

4.1 Major Capital Expenditure and Source of Capital

Unit: NT$ thousand

Project	Actual or Planned Source of Capital	Actual or Planned Completion Date in 2003	Total Amount Accumulated as of December 31, 2003	The Execution of Major Capital Expenditure				
				2002	2003	2004 (Note)	2005 (Note)	2005 (Note)
Production Equipment	Owner's Equity/Bond	Completed	75,490,756	44,023,305	31,467,451	-	-	-
R&D Equipment	Owner's Equity/Bond	Completed	5,997,547	3,104,963	2,892,584	-	-	-

Note: Can not be reasonably estimated at the time of preparation.

4.2 Estimated Possible Benefit

It is estimated that TSMC production capacity may increase annually by 500,000 8-inch equivalent wafers in 2004 and onwards, as a result of the above capital expenditure investment.

Other Benefits (e.g. Product Quality, Anti-Pollution, Cost Reduction and etc.): Please refer to "Operational Highlights".

5. Long-Term Investment

None of the current year investments exceeded 5% of the Company's capital.

6. Risk Management

6.1 Environmental, Safety and Health (ESH) Risk and Emergencies and Natural Disasters

TSMC is committed to maintaining a comprehensive risk management system dedicated to the safety, security, and protection of natural resources, people and assets. In order to deal with emergencies and natural disasters at each of its facilities, comprehensive plans and procedures have been developed focusing on loss prevention, emergency response, crisis management, and business recovery. TSMC has adopted the International Standard on Environmental Management System (ISO 14001) as its standard for environmental management. All TSMC Fabs 2, 3, 5, 6, 7, 8 and 12 have been ISO 14001 and OHSAS 18001 certified.

6.2 Management of Financial Operations

Existing internal policies and procedures with respect to high-risk/high-leveraged investment, lending/endorsement and guarantee for other parties, and financial derivatives transactions

In order to manage financial risk, TSMC does not make high-risk or high-leveraged financial investments. To control various types of financial transactions, the Company has established internal policies and procedures based on sound financial and business practices, all in compliance with the relevant rules and regulations issued by the Taiwan Securities and Futures Commission. TSMC policies and procedures include "Policies and Procedures for Financial Derivatives Transactions", "Procedures for Lending Funds to Other Parties", "Procedures for Acquisition or Disposal of Assets", and "Procedures for Endorsement and Guarantee". The financial transactions of a "derivative" nature that TSMC enters into are strictly for hedging purposes and not for any trading or speculative purpose.

Covenants

TSMC's subsidiaries - TSMC Development, Inc., TSMC North America and WaferTech, LLC, have separately entered into loan facility agreements. In connection with those agreements, TSMC provides guarantees up to US$540 million in aggregate. Customary Borrower and/or Guarantor covenants exist in those agreements.

6.3 Internal Management of Economic Risk

Interest Rate Fluctuation

TSMC's exposure to interest rate risks derives primarily from long-term debt obligations that are incurred in the normal course of business. In order to limit its exposure to interest rate risks, TSMC finances its funding needs through issuance of long-term, fixed-rate debt.

Foreign Exchange Volatility

The Company is exposed to foreign exchange risks for both revenues and procurement. Most of TSMC's revenues derive from the export of its products (approximately 87% in 2003). Meanwhile, a substantial portion of the Company's procurement of equipment, tools and material is imported. TSMC hedges its foreign exchange exposure mainly through forward currency contracts.

Inflation

Inflation in Taiwan was approximately -0.28% in 2003. It did not have a significant impact on TSMC operations and profits.

6.4 Political and Regulatory Environment

TSMC's management team monitors closely political and regulatory developments that could have an impact on TSMC business and operations. Political and regulatory developments did not have an adverse effect on TSMC during 2003.

Since TSMC is also a NYSE listed company, TSMC is required to comply with the provisions of Sarbanes-Oxley Act and relevant regulations that are applicable to non-US companies. Not only has TSMC taken measures to ensure compliance with applicable regulatory requirements, TSMC will continue to monitor regulatory developments and implement changes as necessary for compliance.

6.5 Contingent Plans for Events That May Have a Significant Adverse Impact on the Company's Business

TSMC is dedicated to maintaining the highest degree of integrity, ethics, and fairness in managing and running its operations. TSMC has established a policy of "Ethics and Business Conduct," and its management does not tolerate unethical behavior or compromise of its core values and principles.

TSMC pays special attention to emergency preparedness for natural and man-made disasters such as typhoons, earthquakes, and environmental contamination. We have established extensive contingency planning including the establishment of processes and procedures for creating emergency task forces as and when necessary. In such a situation, contingency planning would include the preparation of a thorough analysis of the emergency, its impact, alternatives, and solutions for each possible scenario, and appropriate precautionary and/or recovery measures. Each task force's responsibility would be to ensure TSMC's ability to conduct business with as little personal harm, business disruption, and financial impact as possible under the circumstances. As of the date of this Annual Report, there are no reportable material contingencies.





FINANCIAL INFORMATION



1. Condensed Balance Sheet

Financial analysis from 1999-2003

Unit: NT$ thousand

Item	1999	2000	2001	2002	2003
Current assets	38,770,670	85,950,586	63,652,726	94,747,405	158,526,272
Long-term investments	28,208,643	33,422,010	32,869,391	34,978,495	37,965,353
Fixed assets	89,566,029	207,005,370	215,499,242	217,192,263	188,286,752
Other assets	4,877,392	14,594,492	23,713,325	23,097,348	11,638,485
Current liabilities					
Before distribution	14,469,329	41,188,662	25,210,619	31,160,103	30,537,984
After distribution	14,684,480	41,814,102	25,799,467	31,673,588	*
Long-term liabilities	20,000,000	29,000,000	24,000,000	39,281,665	33,300,829
Other liabilities	6,183,565	9,030,097	9,333,990	3,720,536	3,363,740
Capital stock	76,708,817	129,893,646	181,325,531	199,228,867	202,666,189
Capital surplus	11,831,411	55,285,821	57,128,433	57,004,789	56,855,885
Retained earnings					
Before distribution	33,320,615	76,924,173	37,507,410	40,792,197	71,100,090
After distribution	11,785,153	24,866,848	19,015,226	23,841,390	*
Unrealized loss on long-term investment	-	(71,564)	-	(194,283)	(35)
Cumulative transaction adjustments	(101,981)	(278,377)	1,228,701	945,129	225,408
Total Assets	161,422,734	340,972,458	335,734,684	370,015,511	396,416,862
Total Liabilities					
Before distribution	40,652,894	79,218,759	58,544,609	74,162,304	67,202,553
After distribution	40,868,045	79,844,199	59,133,457	74,675,789	*
Total Equity					
Before distribution	120,769,840	261,753,699	277,190,075	295,853,207	329,214,309
After distribution	120,554,689	261,128,259	276,601,227	295,339,722	*

*Subject to change after shareholders' meeting resolution

2. Condensed Statement of Income

Financial analysis from 1999-2003

Unit: NT$ thousand (Except EPS: NT$)

Item	1999	2000	2001	2002	2003
Net sales	73,131,206	166,228,420	125,888,003	160,961,329	201,904,341
Gross profit*	33,240,484	75,996,839	36,381,051	51,967,145	72,891,637
Income from operations	25,916,619	60,541,105	17,342,286	34,176,306	52,647,577
Non-operating Income	1,249,706	5,409,307	2,891,557	1,762,893	2,665,799
Non-operating Expense	3,056,460	2,112,818	9,575,128	8,826,744	4,285,101
Interest revenue	808,616	1,575,460	1,365,919	1,008,147	819,377
Interest expense	1,415,527	1,858,197	1,951,830	2,119,935	1,576,343
Income from operations of continued segments-before tax	24,109,865	63,837,594	10,658,715	27,112,455	51,028,275
Income from operations of continued segments-after tax	24,559,884	65,106,194	14,483,174	21,610,291	47,258,700
Net income	24,559,884	65,106,194	14,483,174	21,610,291	47,258,700
Earnings per share	3.24**	5.71**	0.83**	1.14**	2.33**
	1.44***	3.29***	0.69***	1.05***	
Capitalized interest	305,312	72,903	207,297	165,857	138,668

* Certain accounts of 1999 through 2000 have been reclassified to conform to 2001, 2002 & 2003 classifications

** Based on weighted average shares outstanding in each year

***Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees

3. Financial Analysis

Financial analysis from 1999-2003

		1999	2000	2001	2002	2003
Capital Structure	Debts ratio (%)	25.18	23.23	17.44	20.04	16.95
Analysis	Long-term fund to fixed assets (%)	157.17	140.46	139.76	154.30	192.53
Liquidity Analysis	Current ratio (%)	267.95	208.68	252.48	304.07	519.11
	Quick ratio (%)	233.95	178.13	211.92	264.11	478.38
	Times interest earned (times)	14.83	34.02	5.84	12.79	30.67
Operating	Average collection turnover (times)	7.18	7.70	5.32	9.08	9.14
Performance	Days sales outstanding	50.82	47.42	68.61	40.20	39.92
Analysis	Average inventory turnover (times)	9.96	10.77	9.19	11.57	12.14
	Average inventory turnover days	36.66	33.90	39.70	31.55	30.06
	Average payment turnover (times)	12.08	10.76	11.52	20.72	14.41
	Fixed assets turnover (times)	0.82	0.80	0.58	0.74	1.07
	Total assets turnover (times)	0.45	0.49	0.37	0.44	0.51
Profitability	Return on total assets (%)	18.19	24.12	4.76	6.63	12.67
Analysis	Return on equity (%)	23.98	31.43	5.37	7.54	15.12
	Operating income to capital stock (%)	33.79	46.61	9.56	17.15	25.98
	Profit before tax to capital stock (%)	31.43	49.15	5.88	13.61	25.18
	Cost to Revenue Ratio (%)	54.55	54.28	71.10	67.71	63.90
	Profit after tax to net sales (%)	33.58	39.17	11.50	13.43	23.41
	Net worth per share (NTD)	15.74	21.28	15.70	15.19	16.24
	Earnings per share (NTD) (Note1)	1.44	3.29	0.69	1.05	2.33
	Dividends per share (NTD)	2.30	2.80	4.00	1.00	0.80
	Cash dividends (NTD)	-	-	-	-	-
	Stock dividends (NTD)	2.30	2.80	4.00	1.00	0.80
Cash flow	Cash flow ratio (%)	273.50	213.17	284.27	302.59	355.85
	Cash flow adequacy ratio (%)	106.00	106.03	105.73	122.72	145.42
	Cash flow reinvestment ratio (%)	19.31	22.47	16.00	17.88	17.71
Leverage	Operating leverage	2.47	2.34	6.14	3.88	3.21
	Financial leverage	1.06	1.03	1.13	1.07	1.03
Others	Royalty Expense (NT$K)	1,032,167	2,477,021	3,715,200	6,232,338	5,221,718
	Royalty Revenue (NT$K)	-	23,557	55,077	204,350	209,764
	Gross Margin (NT$K)	33,240,484	75,996,839	36,381,051	51,967,145	72,891,637
	Sales and Marketing Costs (NT$K) (Note2)	1,403,900	2,420,409	2,175,747	1,140,424	1,193,520
	Effective Tax Rate (%)	5.90	7.54	17.56	16.55	18.27
	Working Capital (NT$K)	24,301,341	44,761,924	38,442,107	63,587,302	127,988,288
	Capital Expenditure (NT$K)	29,842,159	79,720,461	68,002,448	54,443,595	37,247,465

Note 1: Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees.
Note 2: Certain accounts of 1999 through 2002 have been reclassified to conform to 2003 classifications.
*The calculation formula of financial analysis was listed as follows:

1. Capital Structure Analysis
   (1) Debts ratio = Total Liabilities / Total Assets
   (2) Long-term fund to fixed assets = (Shareholders' Equity + Long-term Liabilities) / Net Properties
2. Liquidity Analysis
   (1) Current ratio = Current Assets / Current Liabilities
   (2) Quick ratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   (3) Times interest earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   (1) Average collection turnover = Net Sales / Average Trade Receivables
   (2) Days sales outstanding = 365 / Receivables Turnover rate
   (3) Average inventory turnover = Cost of Sales / Average Inventory
   (4) Average inventory turnover days = 365 / Inventory Turnover rate
   (5) Average payment turnover = Cost of Sales / Average Trade Payables
   (6) Fixed assets turnover = Net Sales / Net Properties
   (7) Total assets turnover = Net Sales / Total Assets
4. Profitability Analysis
   (1) Return on total assets = (Net Income + Interest Expenses * (1 - Effective tax rate)) / Average Total Assets
   (2) Return on equity = Net Income / Average Shareholders' Equity
   (3) Cost to Revenue Ratio = Cost of Goods Sold / Net Sales
   (4) Profit after tax to net sales = Net Income / Net Sales
   (5) Earnings per share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
   (6) Net worth per share = (Shareholders' Equity - Preferred Sock) / Number of shares outstanding
5. Cash flow
   (1) Cash flow ratio = Net Cash Provided by Operating Activities / Current Liabilities
   (2) Cash flow adequacy ratio = Five-year sum of cash from operations / Five-year sum of capital expenditures, inventory additions, and cash dividend
   (3) Cash flow reinvestment ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Plant + Investment + Other Assets + Working Capital)
6. Leverage
   (1) Operating leverage = (Net Sales - Variable Cost) / Income from Operations
   (2) Financial leverage = Income from Operations / (Income from Operations - Interest Expenses)

4. Condensed Interim Balance Sheet by Quarter

Unit: NT$ thousand

	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003	
ASSETS	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Current assets	102,985,369	28	111,019,415	30	135,173,278	35	158,526,272	40
Long-term investments	34,146,618	9	35,121,987	10	34,668,956	9	37,965,353	10
Fixed assets	205,593,938	57	195,794,289	54	192,293,825	50	188,286,752	47
Other assets	20,536,967	6	20,916,798	6	20,055,420	6	11,638,485	3
TOTAL ASSETS	363,262,892	100	362,852,489	100	382,191,479	100	396,416,862	100

LIABILITIES AND SHAREHOLDERS' EQUITY								
LIABILITIES								
Current liabilities	20,347,149	5	21,973,821	6	27,186,837	7	30,537,984	8
Long-term liabilities	39,281,200	11	38,921,540	11	38,660,493	10	33,300,829	8
Other liabilities	3,750,077	1	3,695,558	1	3,372,728	1	3,363,740	1
Total liabilities	63,378,426	17	64,590,919	18	69,220,058	18	67,202,553	17
SHAREHOLDERS' EQUITY								
Capital stock	199,228,867	55	202,666,189	56	202,666,189	53	202,666,189	51
Capital surplus	56,839,890	16	56,840,751	16	56,847,417	15	56,855,885	14
Retained earnings	45,150,064	12	39,929,224	11	55,097,739	14	71,100,090	18
Cummulative translation adjustments	882,749	-	755,436	-	5,921	-	225,408	-
Unrealized loss on long-term investment	(293,612)	-	(7,981)	-	(2,441)	-	(35)	-
Treasury stock (at cost)	(1,923,492)	-	(1,922,049)	(1)	(1,643,404)	-	(1,633,228)	-
Total Shareholders' Equity	299,884,466	83	298,261,570	82	312,971,421	82	329,214,309	83
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	363,262,892	100	362,852,489	100	382,191,479	100	396,416,862	100

5. Condensed Interim Satement of Income by Quarter

Unit: NT$ thousand (Except EPS: NT$)

	Q1		Q2		Q3		Q4		Total	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
GROSS SALES	39,633,381		51,594,053		56,067,239		58,863,245		206,157,918	
SALES RETURNS AND ALLOWANCES	(308,068)		(1,671,901)		(1,189,968)		(1,083,640)		(4,253,577)	
NET SALES	39,325,313	100	49,922,152	100	54,877,271	100	57,779,605	100	201,904,341	100
COST OF SALES	28,939,421	73	31,570,744	63	33,430,197	61	35,072,342	61	129,012,704	64
GROSS PROFIT	10,385,892	27	18,351,408	37	21,447,074	39	22,707,263	39	72,891,637	36
OPERATING EXPENSES	4,191,227	11	5,011,355	10	4,959,703	9	6,081,775	10	20,244,060	10
INCOME FROM OPERATIONS	6,194,665	16	13,340,053	27	16,487,371	30	16,625,488	29	52,647,577	26
NON-OPERATING INCOME										
Interest	188,929	1	181,860	-	210,090	1	238,498	-	819,377	1
Investment income (loss) recognized by equity method-net	(1,515,850)	(4)	810,419	2	361,480	1	1,135,375	3	791,424	-
Gain on disposal of property, plant and equipment	5,876	-	289,920	-	51,860	-	91,148	-	438,804	-
Technical service income	21,153	-	55,374	-	82,398	-	50,839	-	209,764	-
Gain on sales of investments	-	-	-	-	66,428	-	48,389	-	114,817	-
Others	77,849	-	67,221	-	127,943	-	18,600	-	291,613	-
Total Non-Operating Income	(1,222,043)	(3)	1,404,794	2	900,199	2	1,582,849	3	2,665,799	1
NON-OPERATING EXPENSES										
Interest	500,301	1	445,823	1	377,386	1	252,833	-	1,576,343	1
Loss (gain) on impairment of property, plant and equipment and idle assets	63,111	-	1,338,474	3	29,178	-	(29,178)	-	1,401,585	1
Foreign exchange loss-net	159,298	1	87,621	-	179,337	-	329,457	1	755,713	-
Loss on disposal of property, plant and equipment	37,083	-	225,125	-	28,869	-	82,395	-	373,472	-
Amortization of premium expense from option contracts-net	26,556	-	70,092	-	57,135	-	-	-	153,783	-
Others	6,003	-	5,537	-	7,900	-	4,765	-	24,205	-
Total Non-Operating Expenses	792,352	2	2,172,672	4	679,805	1	640,272	1	4,285,101	2
INCOME BEFORE INCOME TAX	4,180,270	11	12,572,175	25	16,707,765	31	17,568,065	31	51,028,275	25
INCOME TAX BENEFIT (EXPENSE)	177,597	-	(842,208)	(2)	(1,539,250)	(3)	(1,565,714)	(3)	(3,769,575)	(2)
NET INCOME	4,357,867	11	11,729,967	23	15,168,515	28	16,002,351	28	47,258,700	23
EARNINGS PER SHARE AFTER TAX	0.23		0.56		0.75		0.79		2.33	

6. Auditors' Opinion from 1999 to 2003

Year	CPA	Audit Opinion
1999	S. C. Huang, Edward Way	An Unqualified Opinion
2000	S. C. Huang, Edward Way	An Unqualified Opinion
2001	S. C. Huang, Edward Way	An Unqualified Opinion
2002	S. C. Huang, Edward Way	A Modified Unqualified Opinion
2003	Andy Huang, Edward Way	A Modified Unqualified Opinion

Deloitte & Touche
12F, No. 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan, R.O.C.
Tel: 886-2-2545-9988

7. Supervisors' Report

The Board of Directors has prepared and submitted to the Supervisors the Company's 2003 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche were retained to audit TSMC's Financial Statements. The auditors have submitted to the Board a report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been examined by and determined to be correct and accurate by the undersigned, the supervisors of Taiwan Semiconductor Manufacturing Company Limited. According to Article 219 of the Company Law, we hereby submit this report.

Taiwan Semiconductor Manufacturing Company Limited

Supervisor Robbert Brakel

Supervisor Susan Chang

Supervisor Michael E. Porter

February 27, 2004

8. Financial Difficulties

The Company should disclose the financial impact to the Company if the Company and its affiliated companies incur any financial or cash flow difficulties from 2003 until February 29, 2004: None

9. Financial Statements & Independent Auditors' Report

English Translation of a Report Originally Issued in Chinese
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 30, "Accounting for Treasury Stock" (SFAS No. 30) on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Ltd. as of and for the years ended December 31, 2003 and 2002, and have expressed a modified unqualified opinion on such financial statements.

Deloitte & Touche

January 12, 2004

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Par Value)

ASSETS	2003 Amount	2003 %	2002 Amount	2002 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 4)	$98,288,002	25	$61,656,795	16
Short-term investments (Notes 2 and 5)	12,559,019	3	-	-
Receivables from related parties (Note 18)	15,000,625	4	10,183,488	3
Notes receivable	9,893	-	60,240	-
Accounts receivable	13,907,914	4	9,495,447	3
Allowance for doubtful receivables (Note 2)	(1,016,022)	-	(929,864)	-
Allowance for sales returns and others (Note 2)	(2,126,025)	(1)	(2,363,067)	(1)
Other financial assets	1,081,742	-	969,669	-
Inventories-net (Notes 2 and 6)	10,907,158	3	10,340,336	3
Deferred income tax assets (Notes 2 and 13)	8,322,000	2	3,320,000	1
Prepaid expenses and other current assets (Notes 2 and 21)	1,591,966	-	2,014,361	1
Total current assets	158,526,272	40	94,747,405	26
LONG-TERM INVESTMENTS (Notes 2, 3, 7 and 20)				
Equity method	37,262,237	10	33,042,029	9
Cost method	432,500	-	849,666	-
Funds	270,616	-	237,440	-
Prepayment for subscribed stocks	-	-	849,360	-
Total long-term investments	37,965,353	10	34,978,495	9
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8 and 18)				
Cost				
Buildings	71,277,031	18	68,488,180	18
Machinery and equipment	332,252,225	84	303,334,232	82
Office equipment	6,180,495	1	5,697,828	2
	409,709,751	103	377,520,240	102
Accumulated depreciation	(247,514,312)	(62)	(188,447,604)	(51)
Advance payments and construction in progress	26,091,313	6	28,119,627	8
Net property, plant and equipment	188,286,752	47	217,192,263	59
GOODWILL (Note 2)	2,264,536	1	2,612,926	1
OTHER ASSETS				
Deferred charges-net (Notes 2, 9 and 20)	7,947,331	2	9,792,490	3
Deferred income tax assets (Notes 2 and 13)	1,070,596	-	9,712,567	2
Refundable deposits (Notes 18 and 20)	177,379	-	543,469	-
Idle assets (Note 2)	94,296	-	339,400	-
Assets leased to others (Note 2)	84,347	-	87,246	-
Miscellaneous	-	-	9,250	-
Total other assets	9,373,949	2	20,484,422	5
TOTAL ASSETS	$396,416,862	100	$370,015,511	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche report dated January 12, 2004)

LIABILITIES AND SHAREHOLDERS' EQUITY	2003 Amount	2003 %	2002 Amount	2002 %
CURRENT LIABILITIES				
Payables to related parties (Note 18)	$4,500,140	1	$2,466,998	1
Accounts payable	6,083,876	2	4,849,234	1
Payables to contractors and equipment suppliers	7,117,884	2	14,004,383	4
Accrued expenses and other current liabilities (Notes 2, 11 and 21)	7,836,084	2	5,839,488	1
Current portion of bonds (Note 10)	5,000,000	1	4,000,000	1
Total current liabilities	30,537,984	8	31,160,103	8
LONG-TERM LIABILITIES				
Bonds-net of current portion (Note 10)	30,000,000	7	35,000,000	10
Other long-term payables (Notes 11 and 20)	3,300,829	1	4,281,665	1
Total long-term liabilities	33,300,829	8	39,281,665	11
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 12)	2,600,251	1	2,210,542	1
Guarantee deposits (Note 20)	763,489	-	1,395,066	-
Deferred gain on sales and leaseback (Note 2)	-	-	114,928	-
Total other liabilities	3,363,740	1	3,720,536	1
Total liabilities	67,202,553	17	74,162,304	20
SHAREHOLDERS' EQUITY (Notes 2 and 15)				
Capital stock-$10 par value				
Authorized: 24,600,000 thousand shares				
Issued:				
Common-20,266,619 thousand shares in 2003 and 18,622,887 thousand shares in 2002	202,666,189	51	186,228,867	50
Preferred-1,300,000 thousand shares	-	-	13,000,000	4
Capital surplus:				
Merger and others (Note 2)	56,802,829	14	56,961,753	15
Treasury stock (Note 3)	53,056	-	43,036	-
Retained earnings:				
Appropriated as legal reserve	20,802,137	5	18,641,108	5
Appropriated as special reserve	68,945	-	-	-
Unappropriated earnings	50,229,008	13	22,151,089	6
Others:				
Unrealized loss on long-term investments (Note 2)	(35)	-	(194,283)	-
Cumulative translation adjustments (Note 2)	225,408	-	945,129	-
Treasury stock (at cost)-40,597 thousand shares in 2003 and 42,001 thousand shares in 2002 (Notes 2, 3and 16)	(1,633,228)	-	(1,923,492)	-
Total shareholders' equity	329,214,309	83	295,853,207	80
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$396,416,862	100	$370,015,511	100

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2003		2002	
	Amount	**%**	**Amount**	**%**
GROSS SALES (Notes 2 and 18)	$206,157,918		$164,805,296	
SALES RETURNS AND ALLOWANCES (Note 2)	(4,253,577)		(3,843,967)	
NET SALES	201,904,341	100	160,961,329	100
COST OF SALES (Notes 14 and 18)	129,012,704	64	108,994,184	68
GROSS PROFIT	72,891,637	36	51,967,145	32
OPERATING EXPENSES (Notes 14 and 18)				
Research and development	12,712,695	6	11,440,332	7
General and administrative	6,337,845	3	5,210,083	3
Marketing	1,193,520	1	1,140,424	1
Total operating expenses	20,244,060	10	17,790,839	11
INCOME FROM OPERATIONS	52,647,577	26	34,176,306	21
NON-OPERATING INCOME AND GAINS				
Interest (Note 2)	819,377	1	1,008,147	1
Investment income recognized by equity method-net (Notes 2 and 7)	791,424	-	-	-
Gain on disposal of property, plant and equipment (Note 2)	438,804	-	273,998	-
Technical service income (Notes 18 and 20)	209,764	-	204,350	-
Gain on sales of investments	114,817	-	32,169	-
Other (Note 18)	291,613	-	244,229	-
Total non-operating income	2,665,799	1	1,762,893	1
NON-OPERATING EXPENSES AND LOSSES				
Interest (Notes 2, 8, 10 and 21)	1,576,343	1	2,119,935	1
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,401,585	1	-	-

(Continued)

	2003		2002	
	Amount	%	Amount	%
Foreign exchange loss-net (Notes 2 and 21)	$755,713	-	$120,568	-
Loss on disposal of property, plant and equipment	373,472	-	221,955	-
Amortization of premium expense from option contracts-net (Notes 2 and 21)	153,783	-	419,513	-
Investment loss recognized by equity method-net (Notes 2 and 7)	-	-	5,716,510	4
Casualty loss-net (Note 2)	-	-	119,485	-
Other	24,205	-	108,778	-
Total non-operating expenses	4,285,101	2	8,826,744	5
INCOME BEFORE INCOME TAX	51,028,275	25	27,112,455	17
INCOME TAX EXPENSE (Notes 2 and 13)	3,769,575	2	5,502,164	4
NET INCOME	$47,258,700	23	$21,610,291	13

	2003		2002	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 17)				
Basic earnings per share	$2.51	$2.33	$1.32	$1.05
Diluted earnings per share	$2.51	$2.33	$1.32	$1.05

The pro forma net income and earnings per share for the adoption of SFAS No. 30 "Accounting for Treasury Stock" is as follows (Notes 3 and 16):

	2003	2002
NET INCOME	$47,337,094	$21,584,382
EARNINGS PER SHARE		
Basic earnings per share	$2.33	$1.05
Diluted earnings per share	$2.33	$1.05

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche report dated January 12, 2004)

(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In Thousand New Taiwan Dollars)

	Capital Stock Issued				Capital Surplus			
	Preferred stock		Common stock					
	Shares (thousand)	Amount	Shares (thousand)	Amount	From merger	Additional paid-in capital	From long-term investments	Excess on foreign bond investments
BALANCE, JANUARY 1, 2002	1,300,000	$13,000,000	16,832,554	$168,325,531	$24,132,297	$23,172,550	$246,381	$9,410,632
Appropriations of prior year's earnings								
Legal reserve	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-
Bonus to employees-stock	-	-	107,078	1,070,783	-	-	-	-
Cash dividends paid for preferred stocks	-	-	-	-	-	-	-	-
Stock dividends-10%	-	-	1,683,255	16,832,553	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	-	-	-	-
Net income in 2002	-	-	-	-	-	-	-	-
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	-	-	-	-	-	-	-	-
Transfer of the capital surplus from gain on sales of propety, plant and equipment of investees to retained earnings	-	-	-	-	-	-	(162)	-
Unrealized loss on long-term investments from investees	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	-
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	-	-	-	-	-	-	-	-
Capital surplus resulted from sales of treasury stock	-	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2002	1,300,000	13,000,000	18,622,887	186,228,867	24,132,297	23,172,550	246,219	9,410,632
Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	-	-	-	-	-	-
Appropriations of prior year's earnings								
Legal reserve	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-
Bonus to employees-stock	-	-	153,901	1,539,013	-	-	-	-
Cash dividends paid for preferred stocks	-	-	-	-	-	-	-	-
Stock dividends-8%	-	-	1,489,831	14,898,309	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	-	-	-	-
Net income in 2003	-	-	-	-	-	-	-	-
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	-	-	(158,924)	-
Reversal of unrealized loss on long-term investment of investees	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	-
Sale of treasury stock	-	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2003	-	$-	20,266,619	$202,666,189	$24,132,297	$23,172,550	$87,295	$9,410,632

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche report dated January 12, 2004)

Capital Surplus				Retained Earnings							
Gain on sales of properties	Donation	Treasury stock	Total	Legal reserve	Special reserve	Unappropriated earnings	Total	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders' Equity
$166,518	$55	$-	$57,128,433	$17,180,067	$349,941	$19,977,402	$37,507,410	$-	$1,228,701	$-	$277,190,075
-	-	-	-	1,448,317	-	(1,448,317)	-	-	-	-	-
-	-	-	-	-	(349,941)	349,941	-	-	-	-	-
-	-	-	-	-	-	(1,070,783)	(1,070,783)	-	-	-	-
-	-	-	-	-	-	(455,000)	(455,000)	-	-	-	(455,000)
-	-	-	-	-	-	(16,832,553)	(16,832,553)	-	-	-	-
-	-	-	-	-	-	(133,848)	(133,848)	-	-	-	(133,848)
-	-	-	-	-	-	21,610,291	21,610,291	-	-	-	21,610,291
(166,518)	-	-	(166,518)	12,724	-	153,794	166,518	-	-	-	-
-	-	-	(162)	-	-	162	162	-	-	-	-
-	-	-	-	-	-	-	-	(194,283)	-	-	(194,283)
-	-	-	-	-	-	-	-	-	(283,572)	-	(283,572)
-	-	-	-	-	-	-	-	-	-	(1,923,492)	(1,923,492)
-	-	43,036	43,036	-	-	-	-	-	-	-	43,036
-	55	43,036	57,004,789	18,641,108	-	22,151,089	40,792,197	(194,283)	945,129	(1,923,492)	295,853,207
-	-	-	-	-	-	-	-	-	-	-	(13,000,000)
-	-	-	-	2,161,029	-	(2,161,029)	-	-	-	-	-
-	-	-	-	-	68,945	(68,945)	-	-	-	-	-
-	-	-	-	-	-	(1,539,013)	(1,539,013)	-	-	-	-
-	-	-	-	-	-	(455,000)	(455,000)	-	-	-	(455,000)
-	-	-	-	-	-	(14,898,309)	(14,898,309)	-	-	-	-
-	-	-	-	-	-	(58,485)	(58,485)	-	-	-	(58,485)
-	-	-	-	-	-	47,258,700	47,258,700	-	-	-	47,258,700
-	-	-	(158,924)	-	-	-	-	-	-	-	(158,924)
-	-	-	-	-	-	-	-	194,248	-	-	194,248
-	-	-	-	-	-	-	-	-	(719,721)	-	(719,721)
-	-	10,020	10,020	-	-	-	-	-	-	290,264	300,284
$-	$55	$53,056	$56,855,885	$20,802,137	$68,945	$50,229,008	$71,100,090	($35)	$225,408	($1,633,228)	$329,214,309

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In Thousand New Taiwan Dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$47,258,700	$21,610,291
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	61,786,114	57,621,462
Deferred income taxes	3,639,971	5,489,503
Investment loss (income) recognized by equity method-net	(791,424)	5,716,510
Loss on impairment of property, plant, and equipment, and idle assets	1,401,585	-
Loss (gain) on sales of investments	(79,149)	2,403
Gain on disposal of property, plant and equipment-net	(65,332)	(52,043)
Accrued pension cost	389,709	355,689
Allowance for doubtful receivables	86,158	(170,628)
Allowance for sales returns and others	(237,042)	(218,484)
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables from related parties	(4,817,137)	(9,659,627)
Notes receivable	50,347	116,342
Accounts receivable-net	(4,412,467)	10,462,189
Inventories-net	(566,822)	(1,835,918)
Other financial assets	(112,073)	(248,952)
Prepaid expenses and other current assets	422,395	(98,777)
Increase (decrease) in:		
Payables to related parties	2,033,142	384,392
Accounts payable	1,234,642	3,725,340
Accrued expenses and other current liabilities	1,447,119	1,088,409
Net cash provided by operating activities	108,668,436	94,288,101
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of:		
Short-term investments	(12,529,448)	-
Long-term investments	(3,006,374)	(10,187,730)
Property, plant and equipment	(37,247,465)	(54,443,595)
Proceeds from sales of:		
Long-term investments	476,405	1,402
Property, plant and equipment	177,307	494,805
Increase in deferred charges	(2,137,932)	(5,724,583)
Decrease in refundable deposits	366,090	229,443
Decrease in other assets-miscellaneous	9,250	-
Net cash used in investing activities	(53,892,167)	(69,630,258)

(Continued)

	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of (repayment on) bonds payable	($4,000,000)	$10,000,000
Redemption of preferred stock	(13,000,000)	-
Decrease in guarantee deposits	(631,577)	(5,815,906)
Remuneration paid to directors and supervisors	(58,485)	(133,848)
Cash dividends paid for preferred stocks	(455,000)	(455,000)
Net cash provided by (used in) financing activities	(18,145,062)	3,595,246
NET INCREASE IN CASH AND CASH EQUIVALENTS	36,631,207	28,253,089
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	61,656,795	33,403,706
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$98,288,002	$61,656,795
SUPPLEMENTAL INFORMATION		
Interest paid (excluding capitalized interest of NT$138,668 thousand and NT$165,857 thousand in 2003 and 2002, respectively)	$1,652,579	$1,771,682
Income tax paid	$2,500	$12,661
Noncash investing and financing activities:		
Reclassification of parent company stock held by subsidiaries from long-term investments to treasury stock	$-	$1,923,492
Current portion of bonds	$5,000,000	$4,000,000
Current portion of other long-term payables	$1,591,972	$1,157,299
Reclassification of long-term investment to short-term investment	$29,571	$-

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche report dated January 12, 2004)

(Concluded)

<u>English Translation of Financial Statements Originally Issued in Chinese</u>

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (the Company or TSMC), a Republic of China corporation, was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging and testing, and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China. Significant accounting policies are summarized as follows:

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, money market funds, government bonds acquired under repurchase agreements, bond funds and listed stocks. The investments are carried at the lower of cost or market value. A decline in value is recorded as investment loss and cash dividends are recorded as investment income in the current period.

An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value. The cost of investments sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the daily-volume- weighted-average yield/price conversion. The market value of funds are determined using the net asset value of the funds, and the market value of listed stocks are determined using the average-closing price for the last month of the period.

Allowance for Doubtful Receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of it's customers as well as it's internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The four criteria used by the Company to recognize revenue are determining if there is a contractual arrangement, whether delivery or performance has occurred, whether the selling price is fixed or determinable and whether collectibility is reasonably assured. Allowance for sales returns and others is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. Scrap and slow-moving items are recognized in allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company's proportionate share in the net income or net loss of investee companies is recognized as components of the "investment income/loss recognized by equity method-net" account. When acquiring shares of stock, the difference between the cost of investment and the Company's proportionate share of investee's net book value is amortized using straight-line method over five years, and is also recorded as a component of the "investment income/loss recognized by equity method-net". The Company adopted Statements of Financial Accounting Standards (SFAS) No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to reclassify its capital stock held by its subsidiaries from short/long-term investments to treasury stock.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to "capital surplus" as well as the "long-term investments" accounts. In the event an investee uses its capital surplus, excluding any reserve for asset revaluation, to offset its accumulated deficit, the Company will record a corresponding entry equivalent to its proportionate share of the investee's adjustment. If an investee's functional currency is a foreign currency, "cumulative translation adjustments" will result from the process of translating the investee's financial statements into the reporting currency of the Company.

Investments in companies wherein the Company does not exercise significant influence are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as a reduction in the carrying values of the investment if the dividends are received in the same year that the related investment is acquired. Stock dividends are recognized neither as investment income nor increase of the investment but are recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments with readily determinable fair market value with the corresponding amount recorded as an unrealized loss within of shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying values of investments whose fair market value is not readily determinable are reduced to reflect an other than temporary decline in their values with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than its net asset values, with the corresponding amount recorded as a reduction to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of investments sold are determined using the weighted-average method.

A loss is recognized on publicly-traded investments that are reclassified from long-term to short term investments when the market value is lower than the book value.

If an investee company has an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company will recognize a corresponding unrealized loss in proportion to its equity interest in the investee company and record the amount as a component of shareholders' equity.

Gains or losses on sales from the Company to non-majority owned investee companies accounted for using the equity method are deferred in proportion to the Company's ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company's ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings-10 to 20 years; machinery and equipment-5 years; and office equipment-3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, and any gain or loss is charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for companies acquired over the fair market value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of software and system design costs, technology know-how, bond issuance costs and technology license fees. The amounts are amortized as follows: software and system design costs-3 years, technology know-how-5 years, bond issuance costs-the term of the bonds, technology license fee-the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain are amortized over 25 years.

Deferred Gain on Sale and Leaseback

The gain on the sale of property that is simultaneously leased back is deferred by the Company and amortized as an adjustment of rental expenses over the term of the lease.

Casualty Loss

Casualty losses resulted primarily from the March 31, 2002 earthquake and were recorded when incurred. Any insurance recoveries were recorded when probable up to the amount of the loss. Recoveries in excess of the amount of the loss were recorded when realized.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprise are recognized using the current method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is the year subsequent to the year incurred.

Foreign Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign-currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate and the resulting differences are charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

Reclassification

Certain accounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the financial statements as of and for the year ended December 31, 2003.

3. NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the SFAS No. 30, "Accounting for Treasury Stock" and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by its subsidiaries from long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company's subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in a decrease of long-term investments and an increase of treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in net income for the year ended December 31, 2002 by NT$25,909 thousand.

4. CASH AND CASH EQUIVALENTS	**2003**	**2002**
Cash and bank deposits	$92,340,643	$58,917,928
Government bonds acquired under repurchase agreements	5,947,359	2,738,867
	$98,288,002	$61,656,795

5. SHORT-TERM INVESTMENTS	**2003**
Government bonds	$7,692,595
Money market funds	2,038,680
Government bonds acquired under repurchase agreements	1,800,000
Bond funds	1,000,000
Listed stocks	27,744
	$12,559,019
Market value	$12,703,444

6. INVENTORIES-NET	**2003**	**2002**
Finished goods	$2,705,165	$3,610,547
Work in process	8,303,357	7,227,129
Raw materials	445,357	389,164
Supplies and spare parts	674,548	693,526
	12,128,427	11,920,366
Less-allowance for losses	(1,221,269)	(1,580,030)
	$10,907,158	$10,340,336

7. LONG-TERM INVESTMENTS	2003 Carrying Value	2003 % of Ownership	2002 Carrying Value	2002 % of Ownership
Shares of stock				
Equity method				
TSMC International Investment Ltd. (TSMC International)	$22,654,743	100	$22,265,157	100
TSMC Partners Ltd. (TSMC Partners)	4,116,934	100	3,753,733	100
Vanguard International Semiconductor Corporation (VIS)	4,077,198	28	2,415,297	25
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,759,376	32	3,136,115	32
TSMC Shanghai Company Limited (TSMC Shanghai)	1,901,428	100	-	-
Emerging Alliance Fund LLP (Emerging Alliance)	704,744	99	767,239	99
TSMC North America (TSMC-North America)	417,858	100	173,601	100
Global UniChip Corp. (GUC)	368,434	47	-	-
TSMC Japan K.K. (TSMC-Japan)	101,722	100	94,258	100
VisEra Technology Company Ltd. (VisEra)	50,231	25	-	-
Chi Cherng Investment Ltd. (Chi Cherng)	42,941	36	41,894	36
Hsin Ruey Investment Ltd. (Hsin Ruey)	42,006	36	39,815	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	24,622	100	13,670	100
Ya Xin Technology (Ya Xin)	-	-	341,250	100
	37,262,237		33,042,029	
Prepayment for subscribed stocks				
VIS	-		849,360	
	-		849,360	
Cost method				
Publicly traded stock				
Amkor Technology	-	-	280,748	-
Monolithic System Tech.	-	-	104,289	2
Taiwan Mask Corp.	-	-	32,129	2
Non-publicly traded stock				
United Gas Co., Ltd.	193,584	11	193,584	11
Shin-Etsu Handotai Taiwan Company Ltd.	105,000	7	105,000	7
Hon Tung Venture Capital	83,916	10	83,916	10
W.K. Technology Fund IV	50,000	2	50,000	2
	432,500		849,666	
Funds				
Horizon Ventures	229,669	-	195,452	-
Crimson Asia Capital	40,947	-	41,988	-
	270,616		237,440	
	$37,965,353		$34,978,495	

On January 8, 2003, the Company's investee company, VIS issued 600,000 thousand shares of common stock at a price of NT$7 per share of which the Company purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

The Company's investees, Hsin Ruey, Chi Hsin and Kung Cherng were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, the Company's investees, Chi Cherng, Cherng Huei and Po Cherng were merged on October 30, 2002, with Chi Cherng as the surviving company. The mergers were accounted for as a pooling of interest. The Company's direct ownership is approximately 36% in Hsin Ruey and approximately 36% in Chi Cherng subsequent to the merger.

The Company established Ya Xin in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

The Company established TSMC Shanghai in August 2003, which is wholly owned by the Company.

In November 2003, the Company invested US$1,500 thousand in VisEra. The Company's ownership in VisEra is 25% as of December 31, 2003.

The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees for the same period as the Company. The investment gains or (losses) of the investee companies consisted of the following:

	2003	2002
TSMC International	$876,814	($4,714,203)
TSMC North America	227,062	139,006
TSMC Partners	197,394	993,292
VIS	50,351	(821,771)
SSMC	(310,821)	(1,155,076)
Emerging Alliance	(218,094)	(142,151)
Others	(31,282)	(15,607)
	$791,424	($5,716,510)

The aggregate market value of the publicly traded stocks accounted for using the cost method was zero and $465,389 thousand as of December 31, 2003 and 2002, respectively.

8. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2003	2002
Buildings	$29,384,609	$22,289,909
Machinery and equipment	214,296,129	163,208,908
Office equipment	3,833,574	2,948,787
	$247,514,312	$188,447,604

Information on the status of the expansion or construction plans of the Company's manufacturing facilities as of December 31, 2003 is as follows:

Construction/ Expansion Plan	Estimated Complete Costs	Accumulated Expenditures	Actual Date of Starting Operations	Expected Date of Starting Operations
Fab 12 Phase 1	$85,364,800	$82,722,100	March 2002	-
Fab 14 Phase 1	67,047,200	27,189,600	-	2nd half of 2004 at the earliest

Interest expense (before deducting capitalized amounts of NT$138,668 thousand and NT$165,857 thousand for the year ended December 31, 2003 and 2002, respectively) were NT$1,715,011 thousand and NT$2,285,792 thousand for the year ended December 31, 2003 and 2002, respectively. The interest rates used for calculating the capitalized amounts was 2.8% and 5.283% for the year ended December 31, 2003 and 5.283% for the year ended December 31, 2002.

9. DEFERRED CHARGES-NET	2003	2002
Technology license fees	$5,084,684	$6,519,286
Software and system design costs	2,718,270	3,167,366
Other	144,377	105,838
	$7,947,331	$9,792,490

10. BONDS	2003	2002
Domestic unsecured bonds:		
Issued in March 1998 and payable in March 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$-	$4,000,000
Issued in October 1999 and payable in October 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000	5,000,000
Issued in December 2000 and payable in December 2005 and 2007 in two installments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and payable in January 2007, 2009 and 2012 in three installments, 2.6%, 2.75% and 3.00% annual interest payable annually, respectively	15,000,000	15,000,000
	$35,000,000	$39,000,000

As of December 31, 2003, future principal payments for the Company's bonds are as follows:

Year of Repayment	Amount
2004	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000
	$35,000,000

11. OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of December 31, 2003 are as follows:

Year	Amount
2004	$1,591,972
2005	1,279,139
2006	458,703
2007	475,692
2008	271,824
2009 and thereafter	815,471
	$4,892,801

12. PENSION PLAN

The Company has a pension plan for all regular employees that provide benefits based on length of service and average monthly salary for the six-month period prior to retirement. The Company contributes at an amount equal to 2% of salaries paid every month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee's name in the Central Trust of China.

The changes in the plan assets and unfunded accrued pension cost for the years ended December 31, 2003 and 2002 are summarized as follows:

a. Components of pension cost

	2003	2002
Service cost	$502,116	$442,294
Interest cost	109,671	121,552
Projected return on plan assets	(41,154)	(45,102)
Amortization	2,409	1,681
Net pension cost	$573,042	$520,425

(Continued)

b. Reconciliation of the fund status of the plan and accrued pension cost

	2003	2002
Benefit obligation		
Vested benefit obligation	$21,895	$21,294
Nonvested benefit obligation	2,184,593	1,604,027
Accumulated benefit obligation	2,206,488	1,625,321
Additional benefits based on future salaries	1,752,208	1,300,712
Projected benefit obligation	3,958,696	2,926,033
Fair value of plan assets	(1,207,264)	(1,014,086)
Funded status	2,751,432	1,911,947
Unrecognized net transitional obligation	(141,091)	(149,391)
Unrecognized net gain (loss)	(10,090)	445,759
Accrued pension liabilities	-	2,227
Unfunded accrued pension cost	$2,600,251	$2,210,542

c. Actuarial assumptions

	2003	2002
Discount rated used in determining present values	3.25%	3.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.25%	3.75%

d. Contributions to pension fund

	2003	2002
	$181,106	$164,720

e. Payments from pension fund

	2003	2002
	$3,490	$5,360

13. INCOME TAX

a. A reconciliation of income tax expense based on income before income tax at the statutory rate and current income tax expense before income tax credits is shown below:

	2003	2002
Income tax expense based on income before income tax at statutory rate (25%)	$12,757,069	$6,778,114
Tax-exempt income	(5,255,750)	(2,526,500)
Temporary and permanent differences	(728,904)	452,684
Current income tax expense before income tax credits	$6,772,415	$4,704,298

b. Income tax expense consists of:

	2003	2002
Current income tax expense before income tax credits	$6,772,415	$4,704,298
Additional 10% on the unappropriated earnings	1,271,759	162,938
Income tax credits	(7,917,070)	(4,867,236)
Other income tax	2,500	12,661
Net change in deferred income tax liabilities (assets)		
Investment tax credits	917,759	(2,510,192)
Temporary differences	(80,390)	1,072,086
Valuation allowance	2,802,602	6,927,609
	$3,769,575	$5,502,164

c. Deferred income tax assets (liabilities) consist of the following:

	2003	2002
Current:		
Investment tax credits	$8,322,000	$3,320,000
Noncurrent:		
Investment tax credits	$17,327,894	$23,247,653
Temporary differences	(3,485,451)	(3,565,841)
Valuation allowances	(12,771,847)	(9,969,245)
	$1,070,596	$9,712,567

(Continued)

d. Integrated income tax information:

The balances of the imputation credit account as of December 31, 2003 and 2002 were NT$2,832 thousand and NT$6,650 thousand, respectively.

The expected and actual creditable ratio for 2003 and 2002 was 0.01% and 0.08%, respectively.

The imputation credits allocated to the shareholders are based on its balance as of the date of dividend distribution. The expected creditable ratio for 2003 may be adjusted when the distribution of the imputation credits are made.

e. All retained earnings generated prior to December 31, 1997 were appropriated as of December 31, 2003 and 2002.

f. As of December 31, 2003, investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$8,203,531	$3,938,319	2004
		3,792,734	3,792,734	2005
		4,823,691	4,823,691	2006
		1,680,360	1,680,360	2007
		$18,500,316	$14,235,104	
Statute for Upgrading Industries	Research and development expenditures	$2,258,828	$2,258,828	2004
		3,111,472	3,111,472	2005
		3,322,453	3,322,453	2006
		2,275,560	2,275,560	2007
		$10,968,313	$10,968,313	
Statute for Upgrading Industries	Personnel training	$48,097	$48,097	2004
		28,886	28,886	2005
		27,311	27,311	2006
		$104,294	$104,294	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$203,319	$203,319	2004
		138,864	138,864	2005
		$342,183	$342,183	

g. The sales generated from the following expansion and construction of the Company's manufacturing plants are exempt from income tax:

	Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8-modules B	2002 to 2005
Expansion of Fab 2-modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

h. The tax authorities have examined income tax returns of the Company through 2000. However, the Company is contesting the assessment of the tax authority for 1992, 1993, 1997 and 1998. The Company believes that the result of the contesting will have no significant unfavorable impact on the Company.

14. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Year Ended December 31, 2003		
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost			
Salary	$7,392,295	$3,093,658	$10,485,953
Labor and health insurance	476,687	239,067	715,754
Pension	379,845	190,507	570,352
Other	273,780	159,569	433,349
Depreciation	55,699,522	2,298,375	57,997,897
Amortization	1,385,594	2,399,724	3,785,318
	$65,607,723	$8,380,900	$73,988,623

	Year Ended December 31, 2002		
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost			
Salary	$6,443,740	$2,996,574	$9,440,314
Labor and health insurance	427,992	216,154	644,146
Pension	349,279	177,267	526,546
Other	187,490	147,079	334,569
Depreciation	51,070,254	2,354,408	53,424,662
Amortization	2,161,467	2,035,333	4,196,800
	$60,640,222	$7,926,815	$68,567,037

15. SHAREHOLDERS' EQUITY

Capital, Capital Surplus and Retained Earnings

The Company has issued a total of 585,898 thousand ADSs which were traded on the NYSE as of December 31, 2003. The total number of common shares represented by all issued ADSs is 2,929,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital stock as stock dividends.

The Company's Articles of Incorporation provide that the following shall be appropriated from annual earnings if in excess of any cumulative deficit:

a. 10% legal reserve; until the accumulated legal reserve has equaled the total paid-in capital of the Company;

b. Special reserve in accordance with relevant laws or regulations;

c. Remuneration to directors and supervisors and bonus to employees equals to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonus may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d. Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, the Company amended its Articles of Incorporation on June 3, 2003, to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e. The appropriation of any remaining balance shall be approved by the shareholders.

Dividends are distributed in shares of common stock or a combination of cash and common stock. Since the Company is in a capital-intensive industry and is currently in the growth stage of its operation, distributions of profits is made preferably in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of the Company's outstanding capital stock. The reserve can only be used to offset a deficit or be distributed to capital stock as a stock dividend up to half of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.

A special reserve equivalent to the debit balance of any account shown in the shareholder's equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the SFC. The special reserve is allowed to be appropriated when the debit balance of such accounts is reversed.

The appropriations of the earnings of 2002 and 2001 were approved in the shareholders' meeting on June 3, 2003 and May 7, 2002, respectively. The appropriations and dividend per share are as follows:

	Appropriation of Earnings		**Dividend Per Share (NT$)**	
	For Fiscal Year 2002	**For Fiscal Year 2001**	**For Fiscal Year 2002**	**For Fiscal Year 2001**
Legal reserve	$2,161,029	$1,448,317	$-	$-
Special reserve	68,945	(349,941)	-	-
Bonus paid to employees-in stock	1,539,013	1,070,783	-	-
Preferred stock dividend-in cash	455,000	455,000	0.35	0.35
Common stock dividend-in stock	14,898,309	16,832,553	0.80	1.00
Remuneration to directors and supervisors-in cash	58,485	133,848	-	-
	$19,180,781	$19,590,560		

The above appropriation of the earnings in fiscal year 2002 and 2001 is consistent with the resolution of the meetings of board of directors on March 4, 2003 and March 26, 2002, respectively. If the above employee bonus and remuneration to directors and supervisors were paid in cash and charged against income for 2002 and 2001, the basic earnings per share for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of the Company's total outstanding common shares as of December 31, 2002 and 2001, respectively.

As of January 12, 2004, the board of directors has not resolved earnings appropriation for fiscal year 2003.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated as of January 1, 1998. An imputation credit account is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

Employee Stock Option Plans

On October 29, 2003 and June 25, 2002, the SFC approved the Company's Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The aforementioned plans provide qualified employees with 120,000 thousand and 100,000 thousand units of option rights, respectively, with each unit representing one common share of stock. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of both plans, stock options are granted at an exercise price equal to the closing price of the Company's common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 51,485 thousand option rights that had never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired as of December 31, 2003.

Information of outstanding stock option rights under 2003 and 2002 Plan is as follows:

	2003 Plan		2002 Plan	
	Number of Outstanding Stock Option Rights (in Thousand)	Range of Exercise Price (NT$)	Number of Outstanding Stock Option Rights (in Thousand)	Range of Exercise Price (NT$)
Balance, January 1, 2003	-	-	19,369	46.86-48.70
Options granted	843	66.5	32,031	38.23-53.76
Options cancelled	(1)	66.5	(2,885)	38.23-53.76
Balance, December 31, 2003	842		48,515	

The aforementioned number of outstanding option rights and exercise prices have been adjusted, taken stock dividends into consideration, in accordance with both plans.

Preferred Stock

The Company issued 1,300,000 thousand shares of unlisted Series A-preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company's Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

The following are the rights of the preferred shareholders and the related terms and conditions prior to redemption:

Preferred shareholders

a. are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b. are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c. have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d. have voting rights similar to that of the holders of common shares.

e. have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company's related obligations remain the same until the preferred shares are redeemed by the Company.

16. TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose	Beginning Shares	Dividend	Sell	Ending Shares
Year ended December 31, 2003				
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597
Year ended December 31, 2002				
Reclassification of parent company stock held by subsidiaries from long-term investment	39,270	3,818	1,087	42,001

Proceeds from the sale of treasury stock for the year ended December 31, 2003 and 2002 were NT$331,945 thousand and NT$96,501 thousand, respectively. As of December 31, 2003 and 2002, the book value of the treasury stock was NT$1,633,228 thousand and NT$1,923,492 thousand, respectively; the market value was NT$2,548,788 thousand and NT$2,048,164 thousand, respectively. The Company's capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

17. EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)			EPS (Dollars)	
	Before Income Tax	After Income Tax	Share (Denominator) (Thousand)	Before Income Tax	After Income Tax
Year ended December 31, 2003					
Net Income	$51,028,275	$47,258,700			
Less-preferred stock dividends	(184,493)	(184,493)			
Basic earnings per share					
Income available to common shareholders	50,843,782	47,074,207	20,223,457	$2.51	$2.33
Effect of diluted securities-stock options	-	-	8,282		
Diluted earnings per share					
Income available to common shareholders	$50,843,782	$47,074,207	20,231,739	$2.51	$2.33
Year ended December 31, 2002					
Income	$27,112,455	$21,610,291			
Less-preferred stock dividends	(455,000)	(455,000)			
Basic and diluted earnings per share					
Income available to common shareholders	$26,657,455	$21,155,291	20,220,989	$1.32	$1.05

The potential common shares issuable under the employee stock option plans (see Note 15) are included in the denominator of the diluted EPS computation by using the treasury stock method under the SFAS No. 24, "Earnings Per Share", but such shares resulted in a non-dilutive per share amount for the year ended December 31, 2002. The average number of shares outstanding for the EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the year ended December 31, 2002 to decrease from NT$1.43 to NT$1.32 and NT$1.14 to NT$1.05, respectively.

18. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. Industrial Technology Research Institute (ITRI); one of whose directors is the Chairman of the Company

b. Philips; a major shareholder of the Company

c. Subsidiaries

TSMC-North America

TSMC-Europe

TSMC-Japan

d. Investees

VIS

SSMC

GUC

e. Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology

The transactions with the aforementioned parties in addition to those disclosed in other notes, are summarized as follows:

	2003		2002	
	Amount	%	Amount	%
For the years				
Sales				
TSMC-North America	$117,758,911	57	$94,433,401	57
Philips and its affiliates	3,577,054	2	2,909,008	2
GUC	549,471	-	-	-
ITRI	60,171	-	94,409	-
SSMC	873	-	7,018	-
VIS	19	-	92,119	-
WaferTech	-	-	1,152	-
	$121,946,499	59	$97,537,107	59
Purchase				
WaferTech	11,433,083	36	9,955,154	41
SSMC	5,519,805	17	2,751,297	11
VIS	4,910,810	15	3,469,198	14
	$21,863,698	68	$16,175,649	66
Operating expense-rental				
ITRI	$-	-	$40,401	3
Manufacturing expenses-technical assistance fee Philips	$3,023,741	3	$2,849,517	4

(Continued)

	2003		2002	
	Amount	%	Amount	%
Marketing expenses-commission				
TSMC-Japan	$215,202	18	$208,226	23
TSMC-Europe	154,262	13	132,086	15
	$369,464	31	$340,312	38
Sales of property, plant and equipment				
VIS	$15,125	9	$-	-
Non-operating income and gain				
SSMC (technical service income mainly)	$201,869	8	$126,061	3
WaferTech	2,794	-	1,635	-
VIS	251	-	-	-
	$204,914	8	$127,696	3
At end of the year				
Receivables				
TSMC-North America	$13,946,638	93	$9,739,236	96
Philips and its affiliates	895,063	6	352,706	3
VIS	118,503	1	58,301	1
GUC	15,339	-	-	-
SSMC	14,489	-	5,678	-
ITRI	8,781	-	22,974	-
TSMC Technology	1,232	-	-	-
Others	580	-	4,593	-
	$15,000,625	100	$10,183,488	100
Payables				
Philips and its affiliates	$1,579,568	35	$730,847	30
WaferTech	1,184,642	27	617,751	25
VIS	1,034,074	23	653,876	26
SSMC	634,647	14	391,426	16
TSMC-Japan	28,150	1	19,643	1
TSMC-Europe	16,026	-	29,520	1
TSMC-North America	12,241	-	14,511	1
TSMC Technology	10,792	-	9,424	-
	$4,500,140	100	$2,466,998	100
Refundable deposits-VIS	$150,840	85	$514,846	95

Except for WaferTech and TSMC-North America, sales to related parties are based on normal selling prices and collection terms. The payables to WaferTech represent the purchase of finished goods. The purchase prices of finished goods were determined in accordance with the related contractual agreements. The selling prices to TSMC-North America are approximately 99% of the comparable selling prices to third parties. The payment terms of related parties are thirty days from the date of monthly closing or thirty days from the date of invoice, which is not significantly different from payment terms with third parties.

19. SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases land from the Science-Based Industrial Park (SBIP) Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

Future remaining lease payments are as follows:

Year	Amount
2004	$230,449
2005	230,449
2006	230,449
2007	230,449
2008	206,406
2009 and thereafter	1,586,361
	$2,714,563

20. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies as of December 31, 2003 are as follows:

a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees at a percentage of net sales (as defined in the agreement) with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts the Company pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company's production capacity.

c. Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers who have made guarantee deposits to the Company. As of December 31, 2003, the Company has a total of US$22,557 thousand of guarantee deposits.

e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore, and allowed the Company to invest in 32% of SSMC's capital. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f. The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g. The Company provided guarantees on loans amounting to US$60,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc. (TSMC Development), TSMC-North America and WaferTech, respectively.

h. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for license of certain technology to National. The agreement will remain in force for ten years and will be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request additional technology transfers under the same terms and conditions as the terminated TTA through January 2008.

i. The Company entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for the Company to manufacture certain logic devices or other technologies required by the Company's customers at selling prices agreed upon by the parties. The Company paid NT$1,200,000 thousand to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to the Company upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of December 31, 2003, the refundable deposit was NT$150,840 thousand.

j. Starting from 2001, the Company entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability and deferred charges which is amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

k. In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90 nm to 65 nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 um CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

l. In December 2003, the Company entered into a Technology Development and License Agreement with Motorola Inc., to jointly develop 65 nm SOI (silicon on insulator) technology and license related 90 nm SOI technology. The resultant works of the 65 nm SOI technology co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company shall pay royalty to Motorola, Inc. and share a portion of the costs associated with this joint development project.

m. The Company filed a lawsuit in the US District Court of Northern California in December 2003 against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court and, the probable impact is still unable to be reasonably estimated.

n. Amounts available under unused letter of credits as of December 31, 2003 were NT$6,480 thousand, EUR21 thousand and Singapore dollar 85 thousand.

21. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for TSMC and investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of individual real estate at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f. Disposal of individual real estate at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i. Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 8 attached;

j. Financial instrument transactions:

1) Derivative financial instruments

The Company entered into derivative financial instrument transactions for the year ended December 31, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a) Outstanding forward exchange contracts as of December 31, 2003:

Financial Instruments	Maturity Period	Contract Amount (Nominal Amount) (in Thousand)
Sell	January 2004 to July 2004	US$1,805,000 (US$/NT$)
Buy	January 2004	EUR7,500 (EUR/US$)
Buy	January 2004	JPY748,405 (JPY/US$)

As of December 31, 2003, receivables from forward exchange contracts (included in the "other financial assets" account) aggregate approximately NT$76,385 thousand, and payables from forward exchange contracts (included in the "other current liabilities" account) aggregate approximately NT$174,019 thousand. Net exchange gain for the year ended December 31, 2003 was NT$321,033 thousand.

The assets and liabilities related to the above forward exchange contracts are as follows:

Assets and Liabilities	As of December 31, 2003 (in Thousand)
Time deposits	US$1,137,704
Accounts and notes receivable	US$789,927
Accounts payable	JPY889,850
Accounts payable	EUR9,364

b) Interest rate swaps

The Company entered into interest rate swap contracts to manage exposures to floating interest rates on long-term liabilities. Net interest expense on these transactions for the year ended December 31, 2003 was NT$141,007 thousand.

Outstanding contracts as of December 31, 2003 were as follows:

Contract Date	Period	Amount (in Thousand)
July 1, 1999	July 1, 1999 to June 28, 2004	US$2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$500,000

c) Option contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen and European currency obligations for purchases of machinery and equipment.

As of December 31, 2003, there were no outstanding option contracts.

For the year ended December 31, 2003, the Company realized premium income of NT$50,273 thousand and premium expense of NT$204,056 thousand.

d) Transaction risk

i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company's foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii) Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of December 31, 2003, the Company's future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

Term	Forward Exchange Contracts	
	Inflow (In Thousand)	Outflow (In Thousand)
Within one year	NT$61,230,306	US$1,821,340
	EUR7,500	
	JPY748,405	

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company's cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2) Fair value of financial instruments

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousand)		(In Thousand)	
Non-derivative financial instruments				
Assets				
Cash and cash equivalents	$98,288,002	$98,288,002	$61,656,795	$61,656,795
Short-term investments	12,559,019	12,703,444	-	-
Receivables from related parties	15,000,625	15,000,625	10,183,488	10,183,488
Notes and accounts receivable	13,917,807	13,917,807	9,555,687	9,555,687
Other financial assets	1,081,742	1,081,742	969,669	969,669
Long-term investments	37,965,353	46,144,338	34,978,495	38,909,570
Refundable deposits	177,379	177,379	543,469	543,469
Liabilities				
Payables to related parties	4,500,140	4,500,140	2,466,998	2,466,998
Accounts payable	6,083,876	6,083,876	4,849,234	4,849,234
Payables to contractors and equipment suppliers	7,117,884	7,117,884	14,004,383	14,004,383
Bonds payable (includes current portion)	35,000,000	35,850,377	39,000,000	39,762,245
Other long-term payable (includes current portion)	4,892,801	4,892,801	5,438,964	5,438,964
Guarantee deposits	763,489	763,489	1,395,066	1,395,066
Derivative financial instruments				
Forward exchange contracts (buy)	2,351	3,037	38,369	26,089
Forward exchange contracts (sell)	(99,984)	40,638	143,702	139,913
Interest rate swaps	-	2,093	23,994	(164,342)
Option	-	-	(50,273)	(410,132)

Fair values of financial instruments were determined as follows:

a) The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b) Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

c) Fair value of refundable deposits and guarantee deposits is based on carrying values.

d) The fair value of bonds payable is the quoted market value. Fair value of other long-term payable is approximate to its carrying value.

e) Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3) Investment in Mainland China:

The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the foregoing project and permitted direct investment in establishing TSMC Shanghai. The Company entered into an investment related agreement with Shanghai Songjiang District People's Government on June 8, 2003. On August 4, 2003, TSMC Shanghai has been established and is 100% held by the Company. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. The Company invested US$56,000 thousand on October 8, 2003.

22. SEGMENT FINANCIAL INFORMATION

a. Gross export sales

Area	2003	2002
America	$103,600,081	$86,045,821
Asia and others	63,349,186	49,916,588
Europe	11,706,059	9,216,429
	$178,655,326	$145,178,838

The export sales information is based on amounts billed to customers within the region.

b. Major customers representing at least 10% of net total sales:

The Company only has one customer that accounts for at least 10% of its total sales. The sales to such customer amounted to $31,220,104 thousand and $32,769,054 thousand in 2003 and 2002 representing 15% and 20% of its total sales, respectively.

The Company entered into an exclusive distribution agreement with TSMC–North America on January 1, 2002. Under the distributor agreement, TSMC–North America purchases inventory from the Company, and in turn, sells the inventory to third-party customers.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)
1	TSMC International	TSMC Technology	Other receivables	$538,585 (US$15,851)	$538,585 (US$15,851)
		TSMC Development	Other receivables	$2,038,680 (US$60,000)	$2,038,680 (US$60,000)
2	TSMC Partners	TSMC Development	Other receivables	$2,718,240 (US$80,000)	$2,718,240 (US$80,000)

Note 1: *Not exceeding the issued capital of the Company.*
Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ENDORSEMENT/GUARANTEE PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement/ Guarantee Amounts
		Name	Nature of Relationship (Note 2)	
0	TSMC	TSMC Development	3	Not exceed 10% of the net worth of TSMC, and also limiting to the total paid-in capital of the endorsement/ guarantee company, unless otherwise approved by Board of Directors.
		TSMC-North America	2	
		WaferTech	3	

Note 1: 25% of the net worth of TSMC as of December 31, 2003.
Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Interest Rate	Transaction Amounts	Reasons For Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousand)
				Item	Value		
4.25%	$-	Operating capital	$-	-	$-	N/A	$33,569,117 (US$987,968)
1.50%	-	Operating capital	-	-	-		(Note 1)
1.50%	-	Operating capital	-	-	-	N/A	(Note 2)

Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
$6,795,600 (US$200,000)	$2,038,680 (US$60,000)	$-	0.62%	$82,303,577
1,359,120 (US$40,000)	1,359,120 (US$40,000)	-	0.41%	
14,950,320 (US$440,000)	14,950,320 (US$440,000)	-	4.54%	

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
TSMC	Liquidity fund		
	BOA Funds	-	Short-term investment
	GS Funds	-	Short-term investment
	Bond fund		
	JF Taiwan Bond Fund	-	Short-term investment
	ABN AMRO Bond Fund	-	Short-term investment
	Bond		
	2002 Government Bond Series A	-	Short-term investment
	2002 Government Bond Series E	-	Short-term investment
	1994 Government Bond Series C	-	Short-term investment
	Bonds with Repurchase Agreement	-	Short-term investment
	Stock		
	Taiwan Mask Corp.	-	Short-term investment
	TSMC-North America	Subsidiary	Long-term investment
	TSMC-Europe	Subsidiary	Long-term investment
	TSMC-Japan	Subsidiary	Long-term investment
	VIS	Investee	Long-term investment
	TSMC International	Subsidiary	Long-term investment
	TSMC Partners	Subsidiary	Long-term investment
	SSMC	Investee	Long-term investment
	Emerging Alliance	Subsidiary	Long-term investment
	GUC	Investee	Long-term investment
	Vis Era	Investee	Long-term investment
	United Gas Co., Ltd.	-	Long-term investment
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Long-term investment
	W.K. Technology Fund IV	-	Long-term investment
	Hon Tung Ventures Capital	-	Long-term investment

December 31, 2003				
Shares/Units (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
40,000	$1,359,120 (US$40,000)	N/A	$1,359,120 (US$40,000)	
20,000	679,560 (US$20,000)	N/A	679,560 (US$20,000)	
34,343	500,000	N/A	503,421	
34,794	500,000	N/A	503,490	
-	3,157,331	N/A	3,169,046	
-	3,113,067	N/A	3,126,273	
-	1,422,197	N/A	1,426,995	
-	1,800,000	N/A	1,802,572	
7,094	27,744	2	132,967	
11,000	417,858	100	1,133,011	The treasury stocks in amounts of NT$ 715,153 thousand are deducted from the carrying value.
-	24,622	100	24,622	
6	101,722	100	101,722	
787,016	4,077,198	28	10,465,676	
987,968	22,654,743	100	22,654,743	
300	4,116,934	100	4,116,934	
382	2,759,376	32	2,759,376	
-	704,744	99	704,744	
39,040	368,434	47	403,962	
5,100	50,231	25	50,231	
16,783	193,584	11	282,754	
10,500	105,000	7	147,999	
5,000	50,000	2	57,051	
8,392	83,916	10	66,447	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Certificate		
	Chi Cherng Investment	Investee	Long-term investment
	Hsin Ruey Investment	Investee	Long-term investment
	Equity		
	Crimson Asia Capital	-	Long-term investment
	Horizon Ventures	-	Long-term investment
TSMC-North America	Stock		
	TSMC	Parent company	Long-term investment
Chi Cherng Investment	Stock		
	TSMC	Parent company	Short-term investment
	Certificate		
	Hsin Ruey Investment	Major shareholder	Long-term investment
Hsin Ruey Investment	Stock		
	TSMC	Parent company	Short-term investment
	Certificate		
	Chi Cherng Investment	Major shareholder	Long-term investment
TSMC International	Stock		
	InveStar	Subsidiary	Long-term investment
	InveStar II	Subsidiary	Long-term investment
	TSMC Development	Subsidiary	Long-term investment
	TSMC Technology	Subsidiary	Long-term investment
	3DFX Interactive Inc.	-	Long-term investment
	Liquidity fund		
	BOA Fund	-	Short-term investment
TSMC Development	Stock		
	WaferTech	Subsidiary	Long-term investment
InveStar	Stock		
	PLX Technology, Inc.	-	Short-term investment
	Richtek Technology Corp.	-	Short-term investment
	Programmable Microelectronics (Taiwan), Inc.	-	Long-term investment
	Global Testing Corp.	-	Long-term investment
	Chipstrate Technologies, Inc.	-	Long-term investment
	Capella Microsystems, Inc.	-	Long-term investment

December 31, 2003				
Shares/Units (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
-	$42,941	36	$501,505	The treasury stocks in amounts of NT$458,564 thousand are deducted from the carrying value.
-	42,006	36	501,517	The treasury stocks in amounts of NT$459,511 thousand are deducted from the carrying value.
N/A	40,947	N/A	40,947	
N/A	229,669	N/A	229,669	
13,101	715,153	-	822,491	
13,735	458,564	-	862,340	
-	902,033	64	902,033	
13,761	459,511	-	863,957	
-	902,909	64	902,909	
45,000	US$46,403	97	US$46,403	
51,300	US$36,901	97	US$36,901	
1	US$537,716	100	US$537,716	
1	(US$7,918)	100	(US$7,918)	
68	-	-	-	
30,300	US$30,300	N/A	US$30,300	
-	US$341,972	99	US$341,972	
93	US$180	-	US$786	
947	US$121	2	US$5,799	
575	US$203	3	US$203	
13,268	US$5,295	10	US$5,295	
6,660	US$308	9	US$308	
530	US$156	-	US$156	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Signia Technologies, Inc.	-	Long-term investment
	Advanced Power Electronics Corp.	-	Long-term investment
	Richtek Technology Corp.	-	Long-term investment
	Preferred stock		
	Integrated Memory Logic, Inc.	-	Long-term investment
	SiRF Technology Holdings, Inc.	-	Long-term investment
	Sensory, Inc.	-	Long-term investment
	LightSpeed Semiconductor Corporation	-	Long-term investment
	Tropian, Inc.	-	Long-term investment
	Sonics, Inc.	-	Long-term investment
	Atheros Communications, Inc.	-	Long-term investment
	NanoAmp Solutions, Inc.	-	Long-term investment
	Monolithic Power Systems, Inc.	-	Long-term investment
	Memsic, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Match Lab, Inc.	-	Long-term investment
	Oridus, Inc. (Creosys, Inc.)	-	Long-term investment
	Incentia Design Systems, Inc.	-	Long-term investment
	IP Unity	-	Long-term investment
InveStar II	Stock		
	WatchGuard Technologies, Inc.	-	Short-term investment
	RichTek Technology Corp.	-	Short-term investment
	eChannel Option Holding, Inc.	-	Long-term investment
	Elcos Microdisplay Technology, Ltd.	-	Long-term investment
	Signia Technologies, Inc.	-	Long-term investment
	Procoat Technology	-	Long-term investment
	Programmable Microelectronics (Taiwan), Inc.	-	Long-term investment
	Auden Technology MFG Co., Ltd.	-	Long-term investment
	GeoVision, Inc.	-	Long-term investment
	EoNex Technologies, Inc.	-	Long-term investment
	Conwise Technology Co., Ltd.	-	Long-term investment
	Eon Technology, Inc.	-	Long-term investment
	Goyatek Technology, Inc.	-	Long-term investment
	TrendChip Technologies Corp.	-	Long-term investment
	Ralink Technologies, Inc.	-	Long-term investment
	RichTek Technology Corp.	-	Long-term investment
	Preferred stock		
	Capella Microsystems, Inc.	-	Long-term investment
	Memsic, Inc.	-	Long-term investment
	Oepic, Inc.	-	Long-term investment
	NanoAmp Solutions, Inc.	-	Long-term investment
	Advanced Analogic Technology, Inc.	-	Long-term investment
	Monolithic Power Systems, Inc.	-	Long-term investment
	Sonics, Inc.	-	Long-term investment
	Newport Opticom, Inc.	-	Long-term investment

December 31, 2003				
Shares/Units (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
701	US$206	4	US$206	
2,750	US$1,376	5	US$1,376	
1,671	US$204	3	US$10,235	
1,831	US$1,221	12	US$1,221	
306	US$1,333	1	US$1,333	
1,404	US$312	5	US$312	
2,252	US$329	2	US$329	
1,758	US$1,916	3	US$1,916	
2,686	US$3,530	5	US$3,530	
1,607	US$3,593	-	US$3,593	
541	US$853	3	US$853	
2,521	US$2,000	12	US$2,000	
2,727	US$1,500	12	US$1,500	
1,064	US$1,192	5	US$1,192	
1,875	US$375	9	US$375	
1,500	US$300	8	US$300	
286	US$92	2	US$92	
1,008	US$494	2	US$494	
5	US$30	-	US$30	
465	US$346	1	US$2,848	
358	US$251	6	US$251	
270	US$27	1	US$27	
351	US$101	2	US$101	
4,165	US$1,940	10	US$1,940	
177	US$50	1	US$834	
953	US$834	4	US$1,151	
287	US$132	1	US$132	
55	US$3,048	6	US$3,048	
2,800	US$979	14	US$979	
2,800	US$965	8	US$965	
2,088	US$727	8	US$727	
2,000	US$861	5	US$861	
1,833	US$791	5	US$791	
785	US$583	2	US$4,804	
419	US$122	3	US$122	
2,289	US$1,560	10	US$1,560	
4,997	US$1,317	8	US$1,317	
250	US$1,000	1	US$1,000	
948	US$1,261	2	US$1,261	
804	US$1,946	4	US$1,946	
3,082	US$3,082	5	US$3,082	
1,157	US$402	9	US$402	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Silicon Data, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Angstron Systems, Inc.	-	Long-term investment
	Tropian, Inc.	-	Long-term investment
	SiRF Technology, Inc.	-	Long-term investment
	LeadTONE Wireless, Inc.	-	Long-term investment
	Match Lab, Inc.	-	Long-term investment
	Kilopass Technology, Inc.	-	Long-term investment
	Fang Tek, Inc.	-	Long-term investment
	Alchip Technologies Ltd.	-	Long-term investment
	Elcos Microdisplay Technology, Ltd.	-	Long-term investment
Emerging Alliance	Stock		
	Global Investment Holding, Inc.	Investee	Long-term investment
	Preferred stock		
	Quake Technologies, Inc.	-	Long-term investment
	Pixim, Inc.	-	Long-term investment
	Newport Opticom, Inc.	-	Long-term investment
	NetLogic Microsystems, Inc.	-	Long-term investment
	Ikanos Communication, Inc.	-	Long-term investment
	Quicksilver Technology, Inc.	-	Long-term investment
	Mosaic Systems, Inc.	-	Long-term investment
	Accelerant Networks, Inc.	-	Long-term investment
	Zenesis Technologies, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Iridigm Display, Co.	-	Long-term investment
	XHP Microsystems, Inc.	-	Long-term investment
	Axiom Microdevices, Inc.	-	Long-term investment
	Optichron, Inc.	-	Long-term investment
	Audience, Inc.	-	Long-term investment
	Next IO, Inc.	-	Long-term investment
	NuCORE Technology Inc.	-	Long-term investment
GUC	Bond fund		
	Entrust KIRIN	-	Short-term investment
	Entrust Phoenix	-	Short-term investment
	TISC	-	Short-term investment
	Ta-Hua	-	Short-term investment
	E. Sun New Era	-	Short-term investment
	Shenghua 1699	-	Short-term investment
	Jihsun	-	Short-term investment
	Shenghua 5599	-	Short-term investment
	Mega Diamond	-	Short-term investment
	Polar	-	Short-term investment
	Ta-Hua GC Dollar	-	Short-term investment
	Taiwan Security Overseas Fund	-	Short-term investment

December 31, 2003				
Shares/Units (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
2,000	US$750	7	US$750	
1,596	US$1,500	6	US$1,500	
1,567	US$500	6	US$500	
1,464	US$1,595	2	US$1,595	
20	US$131	-	US$131	
433	US$131	6	US$131	
313	US$63	2	US$63	
3,887	US$2,000	19	US$2,000	
5,556	US$2,000	44	US$2,000	
2,125	US$1,700	-	US$1,700	
2,667	US$3,500	-	US$3,500	
10,000	$100,000	6	$100,000	
467	US$334	1	US$334	
1,721	US$2,382	3	US$2,382	
962	US$250	6	US$250	
602	US$1,850	1	US$1,850	
5,116	US$1,625	3	US$1,625	
963	US$2,488	4	US$2,488	
2,481	US$12	6	US$12	
441	US$460	1	US$460	
861	US$500	4	US$500	
1,596	US$1,500	5	US$1,500	
254	US$500	1	US$500	
2,280	US$750	6	US$750	
1,000	US$1,000	5	US$1,000	
714	US$1,000	6	US$1,000	
1,654	US$250	2	US$250	
800	US$500	3	US$500	
1,821	US$1,000	2	US$1,000	
2,106	22,324	-	22,334	
1,399	20,207	-	20,216	
2,210	30,000	-	30,012	
2,412	30,003	-	30,013	
962	10,000	-	10,004	
1,009	12,000	-	11,995	
764	10,000	-	10,157	
931	10,000	-	10,004	
2,734	30,105	-	30,118	
1,968	20,060	-	20,068	
38	13,691	-	13,732	
22	102,694	-	103,190	

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship
TSMC	Liquidity fund			
	BOA Fund	Short-term investment	BOA	-
	GS Fund	Short-term investment	Goldman Sachs	-
	Bond fund			
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	-
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	-
	Bond			
	Bonds with Repurchase Agreement	Short-term investment	Several financial institutions	-
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	-
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	-
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-
	Stock			
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary
	VIS	Long-term investment	VIS	Investee
	Amkor Technology	Long-term investment	-	-
	Monolithic System Tech.	Long-term investment	-	-
TSMC Partners	ADR			
	TSMC	Short-term investment	-	-
InveStar II	Preferred stock			
	Elcos Microdisplay Technology, Ltd.	Long-term investment	Elcos Microdisplay Technology, Ltd.	-
TSMC International	Liquidity fund			
	BOA Fund	Short-term investment	BOA	-
GUC	Bond fund			
	Taiwan Securities Overseas Fund	Short-term investment	-	-

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company's ownership percentage in investees.

Note 2: Including stock dividend of 61 thousand units

Beginning Balance		Acquisition		Disposal				Ending Balance	
Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount	Carrying Value (US$ in Thousand)	Gain (Loss) on Disposal	Shares/Units (Thousand)	Amount (US$ in Thousand) (Note 1)
-	$-	120,000	$4,161,760 (US$120,000)	80,000	$2,785,760	$2,785,760 (US$80,000)	$-	40,000	$1,359,120 (US$40,000)
-	-	140,000	4,852,300 (US$140,000)	120,000	4,165,140	4,165,140 (US$120,000)	-	20,000	679,560 (US$20,000)
-	-	34,343	500,000	-	-	-	-	34,343	500,000
-	-	97,782	1,400,000	62,988	902,881	900,000	2,881	34,794	500,000
-	-	81,744	879,000	81,744	881,719	879,000	2,719	-	-
-	-	-	1,800,000	-	-	-	-	-	1,800,000
-	-	-	3,157,331	-	-	-	-	-	3,157,331
-	-	-	3,113,067	-	-	-	-	-	3,113,067
-	-	-	1,422,197	-	-	-	-	-	1,422,197
-	767,239	-	174,030	-	-	-	-	-	704,744
677,471	3,264,657	109,545	766,815	-	-	-	-	787,016	4,077,198
505	280,748	-	-	505	301,209	280,748	20,461	-	-
470	104,289	-	-	470	152,681	104,289	48,392	-	-
762	US$7,357	-	-	823 (Note 2)	US$8,407	US$7,357	US$1,050	-	-
-	-	2,667	US$3,500	-	-	-	-	2,667	US$3,500
-	-	87,300	US$87,300	57,000	US$57,000	US$57,000	-	30,300	US$30,300
-	-	22	102,694	-	-	-	-	22	102,694

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party
TSMC	Fab 14	January 20, 2003	$180,665	By the construction progress	United Integrated Services
	Fab 12	May 6, 2003	119,000	By the construction progress	United Integrated Services
	Fab 12	June 17, 2003	134,500	By the construction progress	United Integrated Services
	Fab 12	June 18, 2003	110,055	By the construction progress	Liquid Air Far East Co. Ltd.
	Fab 12	December 2, 2003	230,000	By the construction progress	China Steel Structure Co.
	Fab 12	December 2, 2003	285,000	By the construction progress	Fu Tsu Construction Co. Ltd.

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details		
			Purchase/Sale	Amount	% to Total
TSMC	TSMC-North America	Subsidiary	Sales	$117,758,911	57
	Philips and its affiliates	Major shareholder	Sales	3,577,054	2
	GUC	Investee	Sales	549,471	-
	WaferTech	Subsidiary	Purchases	11,433,083	36
	SSMC	Investee	Purchases	5,519,805	17
	VIS	Investee	Purchases	4,910,810	15

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate
TSMC	TSMC-North America	Subsidiary	$13,946,638	37 days
	Philips and its affiliates	Major shareholder	895,063	64 days

Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
	Owner	Relationship	Transfer Date	Amount			
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Transaction Details	Abnormal Transaction		Note/Accounts Payable or Receivable		Note
Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	
Net 30 days from invoice date	None	None	$13,946,638	48	-
Net 30 days from invoice date	None	None	895,063	3	-
30 days after monthly closing	None	None	15,339	-	-
Net 30 days from invoice date	None	None	1,184,642	11	-
Net 30 days from invoice date	None	None	634,647	6	-
Net 30 days from invoice date	None	None	1,034,074	10	-

Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
Amount	Action Taken		
$3,907,505	-	$4,831,330	$-
97,618	Accelerate demand on account receivables	40	-

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
			December 31, 2003	December 31, 2002	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note1)			
Investor Company: TSMC										
TSMC-North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$417,858	$234,639	$227,062	Subsidiary
TSMC-Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	2,960	-	100	24,622	(13)	(13)	Subsidiary
TSMC-Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	101,722	2,451	2,451	Subsidiary
TSMC-Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	-	-	100	1,901,428	(1,306)	(1,306)	Subsidiary
VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	6,503,640	787,016	28	4,077,198	179,359	50,351	Investee
TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	22,654,743	876,814	876,814	Subsidiary
Chi Cherng Investment	Taipei, Taiwan	Investment	300,000	300,000	-	36	42,941	(840)	108	Investee
Hsin Ruey Investment	Taipei, Taiwan	Investment	300,000	300,000	-	36	42,006	(1,290)	1,252	Investee
TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,116,934	199,401	197,394	Subsidiary
SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	2,759,376	(971,314)	(310,821)	Investee
Emerging Alliance	Cayman Islands	Investment	1,179,690	1,005,660	-	99	704,744	(219,190)	(218,094)	Subsidiary
GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	341,250 (Note 3)	39,040	47	368,434	(88,517)	(33,005)	Investee
VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	-	5,100	25	50,231	(3,076)	(769)	Investee

Note 1: The treasury stock is deducted from the carrying value.
Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.
Note 3: TSMC's investee, Ya Xin, merged with GUC in January 2003. GUC is the surviving company.

10. Consolidated Financial Statements & Independent Auditors' Report

English Translation of a Report Originally Issued in Chinese
INDEPENDENT AUDITORS' REPORT
January 12, 2004

The Board of Directors and the Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries (the Company) as of December 31, 2003, and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with the Guidelines for Securities Issuers' Financial Reporting and generally accepted accounting principles in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

Deloitte & Touche

Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
Established Deloitte & Touche Effective June 1, 2003)
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Par Value)

ASSETS	2003		2002	
	Amount	%	Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 5)	$102,988,896	26	$67,790,204	17
Short-term investments (Notes 2 and 6)	13,611,536	3	170,012	-
Receivables from related parties (Note 22)	1,052,175	-	439,659	-
Notes receivable	9,893	-	60,240	-
Accounts receivable	28,495,269	7	19,530,702	5
Allowance for doubtful receivables (Note 2)	(1,020,398)	-	(932,993)	-
Allowance for sales returns and others (Note 2)	(2,135,843)	-	(2,372,515)	(1)
Other financial assets (Note 25)	1,373,705	-	1,010,453	-
Inventories-net (Notes 2 and 7)	12,135,324	3	11,201,446	3
Deferred income tax assets (Notes 2 and 16)	8,398,205	2	3,401,729	1
Prepaid expenses and other current assets (Note 2)	1,632,908	-	2,238,221	1
Total current assets	166,541,670	41	102,537,158	26
LONG-TERM INVESTMENTS (Notes 2, 3, 8 and 20)				
Equity method	7,255,239	2	5,551,412	2
Cost method	3,222,159	1	3,997,284	1
Funds	270,616	-	237,440	-
Prepayment for subscribed stocks	-	-	849,360	-
Total long-term investments	10,748,014	3	10,635,496	3
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9, 12 and 22)				
Cost				
Land and land improvements	855,394	-	874,907	-
Buildings	79,778,533	20	76,428,851	20
Machinery and equipment	372,042,314	91	343,951,592	88
Office equipment	7,457,538	2	6,996,027	2
Total cost	460,133,779	113	428,251,377	110
Accumulated depreciation	(275,013,069)	(68)	(210,101,159)	(54)
Advance payments and construction in progress	26,733,553	7	28,348,093	7
Net property, plant and equipment	211,854,263	52	246,498,311	63
GOODWILL (Note 2)	8,720,917	2	10,158,845	3
OTHER ASSETS				
Deferred charges-net (Notes 2 and10)	7,992,016	2	9,873,825	3
Deferred income tax assets (Notes 2 and 16)	1,111,367	-	9,773,226	2
Refundable deposits (Notes 22 and 24)	199,522	-	557,266	-
Idle assets (Note 2)	94,296	-	339,400	-
Assets leased to others (Note 2)	84,347	-	87,246	-
Miscellaneous	54,119	-	81,626	-
Total other assets	9,535,667	2	20,712,589	5
TOTAL ASSETS	$407,400,531	100	$390,542,399	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche report dated January 12, 2004)

LIABILITIES AND SHAREHOLDERS' EQUITY	2003		2002	
	Amount	%	Amount	%
CURRENT LIABILITIES				
Short-term bank loans (Note 11)	$407,736	-	$729,813	-
Payables to related parties (Note 22)	3,248,289	1	1,776,149	-
Accounts payable	6,438,604	2	5,138,592	1
Payable to contractors and equipment suppliers	7,232,103	2	14,132,100	4
Accrued expenses and other current liabilities (Note 25)	8,820,776	2	5,947,229	2
Current portion of long-term liabilities (Notes 12, 13 and 14)	5,000,000	1	12,107,899	3
Total current liabilities	31,147,508	8	39,831,782	10
LONG-TERM LIABILITIES				
Long-term bank loans (Note 12)	8,800,302	2	11,051,454	3
Long-term bonds payables (Note 13)	30,000,000	7	35,000,000	9
Other long-term payables (Note 14)	3,300,829	1	4,281,665	1
Total long-term liabilities	42,101,131	10	50,333,119	13
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 15)	2,601,450	1	2,211,560	1
Guarantee deposits (Note 24)	763,889	-	1,395,066	-
Others	1,483,245	-	822,167	-
Total other liabilities	4,848,584	1	4,428,793	1
MINORITY INTEREST IN SUBSIDIARIES (Note 2)	88,999	-	95,498	-
Total liabilities	78,186,222	19	94,689,192	24
SHAREHOLDERS' EQUITY (Notes 2 and 18)				
Capital stock-$10 par value				
Authorized: 24,600,000 thousand shares				
Issued: Common-20,266,619 thousand shares in 2003 and 18,622,887 thousand shares in 2002	202,666,189	50	186,228,867	48
Preferred-1,300,000 thousand shares	-	-	13,000,000	3
Capital surplus:				
Merger and others (Note 2)	56,802,829	14	56,961,753	15
Treasury stock (Notes 3 and 20)	53,056	-	43,036	-
Retained earnings:				
Appropriated as legal reserve	20,802,137	5	18,641,108	5
Appropriated as special reserve	68,945	-	-	-
Unappropriated earnings	50,229,008	12	22,151,089	5
Others:				
Unrealized loss on long-term investments (Note 2)	(35)	-	(194,283)	-
Cumulative translation adjustments (Note 2)	225,408	-	945,129	-
Treasury stock (at cost)-40,597 thousand shares in 2003 and 42,001 thousand in 2002 (Notes 2, 3 and 20)	(1,633,228)	-	(1,923,492)	-
Total shareholders' equity	329,214,309	81	295,853,207	76
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$407,400,531	100	$390,542,399	100

<u>English Translation of Financial Statements Originally Issued in Chinese</u>

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2003		2002	
	Amount	**%**	**Amount**	**%**
GROSS SALES (Notes 2, 22 and 26)	$207,279,137		$166,187,670	
SALES RETURNS AND ALLOWANCES (Note 2)	(4,282,325)		(3,886,462)	
NET SALES	202,996,812	100	162,301,208	100
COST OF SALES (Notes 17 and 22)	128,113,334	63	109,988,058	68
GROSS PROFIT	74,883,478	37	52,313,150	32
OPERATING EXPENSES (Notes 22 and 26)				
Research and development	12,712,695	6	11,725,035	7
General and administrative	8,199,965	4	6,767,756	5
Marketing	2,670,237	2	2,231,320	1
Total operating expenses	23,582,897	12	20,724,111	13
INCOME FROM OPERATIONS	51,300,581	25	31,589,039	19
NON-OPERATING INCOME AND GAINS (Note 26)				
Gain on sales of investments-net (Note 2)	3,538,081	2	-	-
Interest (Notes 2 and 25)	888,107	1	1,094,724	1
Gain on sales of property, plant and equipment (Note 2)	438,809	-	273,998	-
Technical service income (Notes 22 and 23)	209,764	-	162,149	-
Royalty income (Note 23)	-	-	527,126	-
Other (Note 22)	594,551	-	291,860	-
Total non-operating income and gains	5,669,312	3	2,349,857	1
NON-OPERATING EXPENSES AND LOSSES (Note 26)				
Interest (Notes 2, 9 and 25)	1,891,009	1	2,616,740	2
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,506,199	1	244,430	-

(Continued)

	2003		2002	
	Amount	%	Amount	%
Foreign exchange loss-net (Notes 2 and 25)	$755,100	1	$120,568	-
Loss on impairment of long-term investments (Note 2)	652,718	-	795,674	1
Loss on sales of property, plant and equipment (Note 2)	374,126	-	221,955	-
Investment loss recognized by equity method-net (Notes 2 and 8)	294,244	-	1,976,847	1
Amortization of premium from option contracts-net (Notes 2 and 25)	153,783	-	419,513	-
Loss on sales of investments-net (Note 2)	-	-	101,221	-
Casualty loss-net (Note 2)	-	-	119,485	-
Other	164,069	-	100,315	-
Total non-operating expenses and losses	5,791,248	3	6,716,748	4
INCOME BEFORE INCOME TAX (Note 26)	51,178,645	25	27,222,148	16
INCOME TAX EXPENSE (Notes 2 and 16)	3,922,957	2	5,636,648	3
INCOME BEFORE MINORITY INTEREST	47,255,688	23	21,585,500	13
MINORITY INTEREST IN LOSS OF SUBSIDIARIES (Notes 2 and 26)	3,012	-	24,791	-
CONSOLIDATED NET INCOME	$47,258,700	23	$21,610,291	13

	Income Before Income Tax and Minority Interest	Consolidatd Net Income	Income Before Income Tax and Minority Interest	Consolidatd Net Income
CONSOLIDATED EARNINGS PER SHARE (Note 21)				
Basic earnings per share	$2.52	$2.33	$1.32	$1.05
Diluted earnings per share	$2.52	$2.33	$1.32	$1.05

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche report dated January 12, 2004)

(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In Thousand New Taiwan Dollars)

	Capital Stock Issued				Capital Surplus			
	Preferred stock		Common stock					
	Shares (thousand)	Amount	Shares (thousand)	Amount	From merger	Additional paid-in capital	From long-term investments	Excess on foreign bond investments
BALANCE, JANUARY 1, 2002	1,300,000	$13,000,000	16,832,554	$168,325,531	$24,132,297	$23,172,550	$246,381	$9,410,632
Appropriations of prior years earnings								
Legal reserve	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-
Bonus to employees-stock	-	-	107,078	1,070,783	-	-	-	-
Cash dividends paid for preferred stocks	-	-	-	-	-	-	-	-
Stock dividends-10%	-	-	1,683,255	16,832,553	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	-	-	-	-
Net income in 2002	-	-	-	-	-	-	-	-
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	-	-	-	-	-	-	-	-
Transfer of the capital surplus from gain on sales of propety, plant and equipment of investees to retained earnings	-	-	-	-	-	-	(162)	-
Unrealized loss on long-term investments from investees	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	-
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	-	-	-	-	-	-	-	-
Capital surplus resulted from sales of treasury stock	-	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2002	1,300,000	13,000,000	18,622,887	186,228,867	24,132,297	23,172,550	246,219	9,410,632
Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	-	-	-	-	-	-
Appropriations of prior year's earnings								
Legal reserve	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-
Bonus to employees-stock	-	-	153,901	1,539,013	-	-	-	-
Cash dividends paid for preferred stocks	-	-	-	-	-	-	-	-
Stock dividends-8%	-	-	1,489,831	14,898,309	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	-	-	-	-
Net income in 2003	-	-	-	-	-	-	-	-
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	-	-	(158,924)	-
Reversal of unrealized loss on long-term investment of investees	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	-
Sale of treasury stock	-	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2003	-	$-	20,266,619	$202,666,189	$24,132,297	$23,172,550	$87,295	$9,410,632

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche report dated January 12, 2004)

Capital Surplus				Retained Earnings				*Unrealized* Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Gain on sales of properties	Donation	Treasury stock	Total	Legal reserve	Special reserve	Unappropriated earnings	Total				
$166,518	$55	$-	$57,128,433	$17,180,067	$349,941	$19,977,402	$37,507,410	$-	$1,228,701	$-	$277,190,075
-	-	-	-	1,448,317	-	(1,448,317)	-	-	-	-	-
-	-	-	-	-	(349,941)	349,941	-	-	-	-	-
-	-	-	-	-	-	(1,070,783)	(1,070,783)	-	-	-	-
-	-	-	-	-	-	(455,000)	(455,000)	-	-	-	(455,000)
-	-	-	-	-	-	(16,832,553)	(16,832,553)	-	-	-	-
-	-	-	-	-	-	(133,848)	(133,848)	-	-	-	(133,848)
-	-	-	-	-	-	21,610,291	21,610,291	-	-	-	21,610,291
(166,518)	-	-	(166,518)	12,724	-	153,794	166,518	-	-	-	-
-	-	-	(162)	-	-	162	162	-	-	-	-
-	-	-	-	-	-	-	-	(194,283)	-	-	(194,283)
-	-	-	-	-	-	-	-	-	(283,572)	-	(283,572)
-	-	-	-	-	-	-	-	-	-	(1,923,492)	(1,923,492)
-	-	43,036	43,036	-	-	-	-	-	-	-	43,036
-	55	43,036	57,004,789	18,641,108	-	22,151,089	40,792,197	(194,283)	945,129	(1,923,492)	295,853,207
-	-	-	-	-	-	-	-	-	-	-	(13,000,000)
-	-	-	-	2,161,029	-	(2,161,029)	-	-	-	-	-
-	-	-	-	-	68,945	(68,945)	-	-	-	-	-
-	-	-	-	-	-	(1,539,013)	(1,539,013)	-	-	-	-
-	-	-	-	-	-	(455,000)	(455,000)	-	-	-	(455,000)
-	-	-	-	-	-	(14,898,309)	(14,898,309)	-	-	-	-
-	-	-	-	-	-	(58,485)	(58,485)	-	-	-	(58,485)
-	-	-	-	-	-	47,258,700	47,258,700	-	-	-	47,258,700
-	-	-	(158,924)	-	-	-	-	-	-	-	(158,924)
-	-	-	-	-	-	-	-	194,248	-	-	194,248
-	-	-	-	-	-	-	-	-	(719,721)	-	(719,721)
-	-	10,020	10,020	-	-	-	-	-	-	290,264	300,284
$-	$55	$53,056	$56,855,885	$20,802,137	$68,945	$50,229,008	$71,100,090	($35)	$225,408	($1,633,228)	$329,214,309

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In Thousand New Taiwan Dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated net income	$47,258,700	$21,610,291
Adjustments to reconcile consolidated net income to net cash provided by operating activities:		
Depreciation and amortization	69,161,317	65,000,873
Deferred income taxes	3,665,383	5,421,020
Investment loss recognized by equity method-net	294,244	1,976,847
Loss on impairment of property, plant and equipment, and idle assets	1,506,199	244,430
Loss on impairment of long-term investments	652,718	795,674
Loss (gain) on sales of long-term investments-net	(78,694)	170,831
Gain on sales of property, plant and equipment-net	(64,683)	(52,043)
Accrued pension cost	389,890	355,705
Allowance for doubtful receivables	87,405	(167,499)
Allowance for sales returns and others	(236,672)	(209,036)
Minority interest in loss of subsidiaries	(3,012)	(24,791)
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivable from related parties	(612,516)	55,073
Notes receivable	50,347	116,342
Accounts receivable	(8,964,567)	426,934
Inventories-net	(933,878)	(1,373,118)
Other financial assets	(347,161)	(162,642)
Prepaid expenses and other current assets	605,001	(330,819)
Increase (decrease) in:		
Payable to related parties	1,472,140	727,876
Accounts payable	1,300,012	3,740,713
Accrued expenses and other current liabilities	834,941	184,564
Net cash provided by operating activities	116,037,114	98,507,225
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) of short-term investments	(13,026,055)	1,184,419
Acquisitions of:		
Long-term investments	(1,412,335)	(3,192,427)
Property, plant and equipment	(37,870,907)	(55,235,458)
Proceeds from sales of:		
Long-term investments	505,702	53,048
Property, plant, and equipment	177,312	495,878
Increase in deferred charges	(2,138,087)	(5,724,583)
Decrease in refundable deposits	357,744	226,823

(Continued)

	2003	2002
Decrease in other assets	$4,610	$2,711
Increase (decrease) in minority interest in subsidiaries	(3,487)	49
Net cash used in investing activities	(53,405,503)	(62,189,540)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on:		
Short-term bank loans	(309,807)	(5,539,368)
Long-term bank loans	(8,915,557)	(4,397,306)
Long-term bonds	(4,000,000)	-
Decrease in guarantee deposits	(631,177)	(5,817,622)
Cash dividends paid for preferred stocks	(455,000)	(455,000)
Redemption of preferred stock	(13,000,000)	-
Remuneration paid to directors and supervisors	(58,485)	(133,848)
Proceeds from issuance of long-term bonds	-	10,000,000
Increase in issuance costs of financing	-	(3,002)
Net cash used in financing activities	(27,370,026)	(6,346,146)
NET INCREASE IN CASH AND CASH EQUIVALENTS	35,261,585	29,971,539
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(62,893)	262,370
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	67,790,204	37,556,295
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$102,988,896	$67,790,204
SUPPLEMENTAL INFORMATION		
Interest paid (excluding amounts capitalized of NT$139,516 thousand and NT$213,686 thousand in 2003 and 2002, respectively)	$1,982,594	$2,301,765
Income tax paid	$218,954	$165,121
Noncash investing and financing activities:		
Current portion of long-term liabilities	$5,000,000	$12,107,899
Current portion of other long-term payables	$1,591,972	$1,157,299
Reclassification of long-term investments to short-term investment	$140,984	$43,640
Reclassification of parent company stock held by subsidiaries from long-term investments to treasury stock	$-	$1,923,492

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche report dated January 12, 2004)

(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries: TSMC International Investment Ltd. (TSMC International), TSMC North America (TSMC-North America), Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe), TSMC Japan K.K. (TSMC-Japan), TSMC Shanghai Company Limited (TSMC Shanghai, a newly established entity in 2003), and TSMC Partners, Ltd. (TSMC Partners). In addition, TSMC has the following consolidating subsidiaries: A 99.5% owned subsidiary, Emerging Alliance Fund, L.P. (Emerging Alliance) and two 36% owned affiliates-Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries-TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97% owned subsidiaries-InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.996% owned subsidiary, WaferTech, LLC (WaferTech).

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its consolidated subsidiaries as of December 31, 2003:


TSMC
100%
TSMC-
North America
100%
TSMC- Japan
100%
TSMC
International
100%
TSMC-Europe
100%
TSMC Partners
100%
TSMC
Shanghai
36%
Chi Cherng
64%
64%
36%
Hsin Ruey
99.5%
Emerging
Alliance
100%
TSMC
Technology
100%
TSMC
Development
97%
InveStar
97%
InveStar II
99.996%
WaferTech

TSMC-North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC-Europe, TSMC-Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Shanghai is engaged in integrated circuits and other wafer equipment manufacturing and marketing. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. TSMC International is engaged in providing investment in companies involved in design, manufacture, and other related business in semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines for Securities Issuers' Financial Reporting and Accounting Principles generally accepted in the R.O.C. Significant accounting policies are summarized as follows:

Consolidation

TSMC consolidates the accounts of all majority (directly and indirectly) owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements include, as of and for the years ended December 31, 2003 and 2002, the accounts of TSMC, TSMC-North America, TSMC-Europe, TSMC-Japan, TSMC Shanghai, TSMC Partners, Emerging Alliance, Chi Cherng, Hsin Ruey and TSMC International and its subsidiaries, InveStar, InveStar II, TSMC Development (including WaferTech) and TSMC Technology. Ya Xin Technology, Inc. (Ya Xin), one of the consolidated entities in 2002, was dissolved after merging with Global UniChip Corp. (GUC) on January 4, 2003. Therefore, Ya Xin is not a consolidated entity in the consolidated financial statements of 2003. The Company's consolidated financial statements of 2002 are not restated due to Ya Xin is not material to the Company. TSMC and the foregoing subsidiaries are hereinafter referred to collectively as the "Company".

Minority interests in WaferTech (0.004% in 2003 and 0.006% in 2002), Emerging Alliance (0.5%), InveStar (3%) and InveStar II (3%) are presented separately in the consolidated financial statements.

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, money market funds, government bonds acquired under repurchase agreements, bond funds and listed stocks. The investments are carried at the lower of cost or market value. Cash dividends are recorded as investment income in the current period. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value. The cost of investments sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the average of bid and ask prices of the government bonds. The market value of funds is determined using the net asset value of the funds, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from the invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and write-off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less. Scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company's proportionate share in the net income or net loss of investee companies is recognized as components of the "Investment income/loss recognized by equity method-net" account. When equity investments are made, the difference, if any, between the cost of investment and the Company's proportionate share of investee's net book value is amortized using the straight-line method over five years and is recorded as a component of the "investment income/loss recognized by equity method-net" account. The Company adopted Statements of Financial Accounting Standards (SFAS) No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires the parent company to reclassify its capital stock held by its subsidiary from long-term investments to treasury stock.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. In the event an investee uses its capital surplus (excluding any reserve for asset revaluation) to offset its accumulated deficit, the Company records a corresponding entry equivalent to its proportionate share of the investee's adjustment.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount recorded as a reduction to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

Investments in convertible notes are carried at cost.

The costs of investments sold are determined using the weighted-average method.

When investments in publicly-traded stocks are reclassified from long-term to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying value.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders' equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company's ownership percentage in the investee companies until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company's ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements-20 years; buildings-10 to 20 years; machinery and equipment-5 to 10 years; and office equipment-3 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: software and system design costs-3 or 5 years, technology license fees-the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

TSMC records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Casualty Loss

Casualty losses are recorded when incurred. Any insurance recoveries are recorded up to the amount of the loss when such recoveries are probable. Recoveries in excess of the amount of the loss are recorded when realized.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the current method.

Adjustments to prior years' tax liabilities are added to or deducted from the current year's tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Foreign-Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage its currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

Translation of Foreign-Currency Financial Statements

ROC SFAS No. 14, "Accounting for Foreign-Currency Transactions," applies to foreign subsidiaries that use the local foreign currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities-current rate on balance sheet date; shareholders' equity-historical rate; income and expenses-weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Reclassification

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2003.

3. NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the ROC SFAS No. 30, "Accounting for Treasury Stock" and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company's subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in a decrease in long-term investments and an increase in treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in consolidated net income for the year ended December 31, 2002 by NT$25,909 thousand.

4. SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with subsidiaries that have been eliminated upon consolidation are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payables to related parties	$1,184,642	WaferTech
		16,026	TSMC-Europe
		28,150	TSMC-Japan
		12,241	TSMC-North America
		10,792	TSMC Technology
	Receivables from related parties	13,946,638	TSMC-North America
		1,232	TSMC Technology
	Sales	117,758,911	TSMC-North America
	Purchases	11,433,083	WaferTech
	Marketing expenses-commissions	215,202	TSMC-Japan
		154,262	TSMC-Europe
	Other non-operating income	2,794	WaferTech
TSMC International	Other receivables	2,038,680	TSMC Development
	Other receivables	339,780	TSMC Technology
	Interest receivable	198,805	TSMC Technology
	Interest receivable	1,787	TSMC Development
	Deferred revenue	670,970	TSMC Technology
	Interest income	14,343	TSMC Technology
	Interest income	1,810	TSMC Development
TSMC Partners	Other receivables	10,427,786	TSMC International
	Other receivables	2,718,240	TSMC Development
	Interest receivable	2,382	TSMC Development
	Deferred revenue	9,188,559	TSMC International
	Interest income	174,579	TSMC International
	Interest income	2,414	TSMC Development
TSMC Technology	Accounts receivable	2,194	WaferTech
	Management service income	25,112	WaferTech
	Technical service income	13,229	WaferTech

5. CASH AND CASH EQUIVALENTS	2003	2002
Cash and bank deposits	$97,041,537	$65,051,337
Government bonds acquired under repurchase agreements	5,947,359	2,738,867
	$102,988,896	$67,790,204

6. SHORT-TERM INVESTMENTS	2003	2002
Government bonds	$7,692,595	$-
Money market funds	3,068,213	-
Government bonds acquired under repurchase agreements	1,800,000	-
Bond funds	1,000,000	-
Listed stocks	50,728	170,012
	$13,611,536	$170,012
Market value	$14,054,511	$2,455,582

7. INVENTORIES-NET	2003	2002
Finished goods	$2,892,529	$3,837,245
Work in process	9,089,169	7,611,344
Raw materials	465,745	518,196
Supplies and spare parts	1,052,075	970,960
	13,499,518	12,937,745
Less-allowance for losses	(1,364,194)	(1,736,299)
	$12,135,324	$11,201,446

8. LONG-TERM INVESTMENTS	2003 Carrying Value	2003 % of Ownership	2002 Carrying Value	2002 % of Ownership
Shares of stock				
Equity method:				
Publicly traded stocks				
Vanguard International Semiconductor Corporation (VIS)	$4,077,198	28	$2,415,297	25
Non-publicly traded stocks				
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,759,376	32	3,136,115	32
GUC	368,434	47	-	-
VisEra Technology Company Ltd. (VisEra)	50,231	25	-	-
	7,255,239		5,551,412	
Prepayment for subscribed stocks				
VIS	-		849,360	-
Cost method:				
Common stocks				
Publicly traded stocks				
RichTek Technology Corp.	26,728	5	46,986	9
Amkor Technology Inc.	-	-	280,748	-
Monolithic System Technology, Inc.	-	-	104,289	2
Taiwan Mask Corp.	-	-	32,129	2
Non-publicly traded stocks				
United Gas Co., Ltd.	193,584	11	193,584	11
Global Testing Corp.	179,905	10	179,882	10
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7	105,000	7
Global Investment Holding, Inc.	104,144	6	100,000	6
EoNex Technologies, Inc.	103,580	6	70,305	6
Hong Tung Venture Capital	83,916	10	83,916	10
Procoat Technology Co., Ltd.	65,922	10	67,490	12
W.K. Technology Fund IV	50,000	2	50,000	2
Advanced Power Electronics Corp.	46,761	5	46,743	6
Conwise Technology Co., Ltd.	33,268	14	67,039	14
EON Technology, Inc.	32,788	8	33,606	9
TrendChip Technologies, Corp.	29,262	5	29,992	5
Auden Technology Mfg. Co., Ltd.	28,341	4	38,819	4
Ralink Technologies, Inc.	26,889	5	-	-
Goyatek Technology, Inc.	24,689	8	62,104	8
ChipStrate Technology, Inc.	10,451	9	10,426	9
Signia Technologies, Inc.	10,442	6	-	-
Programmable Microelectronics (Taiwan) Corp.	8,612	4	59,358	4
eChannel Option Holding, Inc.	8,515	6	-	-

(Continued)

	2003		2002	
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Capella Microsystems, Inc.	$5,306	-	$-	-
GeoVision, Inc.	4,477	1	4,518	2
eLCOS Microdisplay Technology, Ltd.	917	1	-	-
Divio, Inc.	-	-	104	-
	1,183,497		1,667,038	
Preferred stocks				
Non-publicly traded stocks				
Sonics, Inc.	224,646	10	229,787	10
Reflectivity, Inc.	142,436	15	146,262	15
Monolithic Power Systems, Inc.	134,092	16	137,135	16
Atheros Communications, Inc.	122,086	-	124,868	3
Tropian, Inc.	119,306	5	150,620	5
eLCOS Microdisplay Technology, Ltd.	118,920	-	-	-
Memsic, Inc.	103,964	23	106,344	23
Quicksilver Technology	84,548	4	82,153	4
Pixim, Inc.	80,932	3	87,845	3
Kilopass Technology, Inc.	67,956	19	69,506	18
Fang Tek, Inc.	67,956	44	-	-
NanoAmp Solutions, Inc.	62,946	4	64,397	4
NetLogic Microsystems, Inc.	62,859	1	65,005	1
Alchip Technologies, Ltd.	57,763	-	-	-
Ikanos Communications, Inc.	55,206	3	52,707	2
SiRF Technology Holdings, Inc.	49,753	1	50,878	1
OEpic Inc.	44,741	8	43,094	7
Advanced Analogic Technologies, Inc.	42,844	2	43,824	2
Integrated Memory Logic, Inc.	41,480	12	62,868	12
Axiom Microdevices Inc.	33,978	5	-	-
Optichron Inc.	33,978	6	-	-
NuCORE Technology, Inc.	33,978	2	-	-
Silicon Data, Inc.	25,484	7	34,753	7
XHP Microsystem, Inc.	25,483	6	26,353	6
Newport Opticom Inc.	22,139	15	63,288	15
Angstron Systems, Inc.	16,996	6	26,065	7
Iridigm Display, Co.	16,989	1	17,639	2
NextIO, Inc.	16,989	3	-	-
Zenesis Technologies, Inc.	16,989	4	17,569	4
IP Unity	16,781	2	56,856	2
Accelerant Networks, Inc.	15,630	1	35,138	1
Match Lab, Inc.	14,866	11	60,818	11
Quake Technologies, Inc.	11,340	1	35,138	1
LightSpeed Semiconductor Corp.	11,172	2	46,534	3
Sensory, Inc.	10,618	5	21,720	5
Oridus, Inc.	10,193	8	15,639	8

(Continued)

	2003		2002	
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Audience, Inc.	$8,495	2	$-	-
LeadTONE Wireless, Inc.	4,462	6	8,270	6
Capella Microsystems, Inc.	4,134	3	23,667	12
Incentia Design Systems, Inc.	3,126	2	17,377	2
Mosaic Systems	408	6	17,569	6
FormFactor, Inc.	-	-	69,506	1
Ralink Technologies, Inc.	-	-	52,130	6
Litchfield Communications	-	-	35,138	6
Spreadtrum Communications, Inc.	-	-	35,138	-
HiNT Corp.	-	-	34,753	5
Equator Technologies, Inc.	-	-	24,675	2
Divio, Inc.	-	-	17,377	4
Signia Technologies, Inc.	-	-	15,639	12
eBest!, Inc.	-	-	3,370	1
	2,038,662		2,329,412	
Convertible notes				
eBest!, Inc.	-	-	834	-
Funds				
Horizon Ventures	229,669	-	195,452	-
Crimson Asia Capital	40,947	-	41,988	-
	270,616		237,440	
	$10,748,014		$10,635,496	

The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees for the same period as the Company. The investment gains (losses) of the investee companies consisted of the following:

	2003	2002
SSMC	($310,821)	($1,155,076)
VIS	50,351	(821,771)
Others	(33,774)	-
	($294,244)	($1,976,847)

The aggregate market value of the publicly traded stocks accounted for using the cost method was $510,995 thousand and $500,351 thousand as of December 31, 2003 and 2002, respectively.

On January 8, 2003, TSMC's investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share of which TSMC purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

In November 2003, TSMC purchased a 25% ownership in VisEra for US$1,500 thousand.

TSMC established Ya Xin in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company. As of December 31, 2003, TSMC holds a 47% ownership interest in GUC.

9. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2003 and 2002, accumulated depreciation consisted of the following:

	2003	2002
Land improvements	$154,062	$127,341
Buildings	31,665,779	24,140,506
Machinery and equipment	238,392,296	181,998,606
Office equipment	4,800,932	3,834,706
	$275,013,069	$210,101,159

Information on the status of expansion or construction plans of TSMC's manufacturing facilities as of December 31, 2003 is as follows:

Construction/ Expansion Plan	Estimated Complete Costs	Accumulated Expenditures	Actual Date of Starting Operations	Expected Date of Starting Operations
Fab 12 Phase 1	$85,364,800	$82,722,100	March 2002	-
Fab 14 Phase 1	67,047,200	27,189,600	-	2nd half of 2004 at the earliest

For the years ended December 31, 2003 and 2002, interest expense (before deducting capitalized amounts of NT$139,516 thousand and NT$213,686 thousand in 2003 and 2002, respectively) were NT$2,030,525 thousand and NT$2,830,426 thousand, respectively. The interest rates used for the purpose of calculating the capitalized amount were 1.770% to 5.283% in 2003 and 2.070% to 5.283% in 2002.

10. DEFERRED CHARGES-NET

	2003	2002
Technology license fees	$5,084,684	$6,519,334
Software and system design costs	2,719,199	3,167,366
Others	188,133	187,125
	$7,992,016	$9,873,825

11. SHORT-TERM BANK LOANS	2003	2002
Unsecured loan in US dollars:		
US$12,000 thousand and US$21,000 thousand as of December 31, 2003 and 2002, respectively; annual interest at 1.52% and 1.82% in 2003 and 2002, respectively	$407,736	$729,813

As of December 31, 2003, TSMC provided NT$1,359,120 thousand (US$40,000 thousand) guarantee for the benefit of TSMC-North America for the above loan.

Unused credit lines as of December 31, 2003 aggregated approximately US$38,000 thousand.

12. LONG-TERM BANK LOANS	2003	2002
Secured loan:		
US$199,000 thousand and US$318,000 thousand as of December 31, 2003 and 2002, respectively, repayable by February 2005, repaid US$119,000 thousand in 2003; annual floating interest at 1.8275% and 2.078% in 2003 and 2002, respectively	$6,761,622	$11,051,454
Unsecured loan:		
US$60,000 thousand, repayable by December 2006, annual interest at 1.56%	2,038,680	-
US$200,000 thousand, repaid in December 2003, annual interest at 2.0375%	-	6,950,600
	$8,800,302	$18,002,054

As of December 31, 2003, TSMC provided NT$16,989,000 thousand (US$500,000 thousand) guarantee for the benefit of TSMC Development and WaferTech for the secured loan above. In addition, all assets of WaferTech with carrying amount of approximately NT$18,876,007 thousand (US$555,536 thousand) are pledged for the secured loan. WaferTech is required to be in compliance with certain financial covenants beginning December 31, 2002 under the secured loan agreement above. As of December 31, 2003, WaferTech was in compliance with all such financial covenants. Under the unsecured loan agreement above, the Company is required to be in compliance with certain financial covenants which, if violated, could result in the payment of this obligation becoming due prior to the originally scheduled maturity date. The Company was in compliance with these financial covenants as of December 31, 2003.

Unused credit lines for long-term bank loans as of December 31, 2003 aggregated approximately US$241,000 thousand.

As of December 31, 2003, future minimum principal payments under the Company's long-term bank loan arrangements are as follows:

Year	Amount
2005	$6,761,622
2006	2,038,680
	$8,800,302

13. BONDS

	2003	2002
Domestic unsecured bonds:		
Issued on March 4, 1998 and payable on March 4, 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$-	$4,000,000
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000	5,000,000
Issued from December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000	15,000,000
Issued from January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3% annual interest payable annually, respectively	15,000,000	15,000,000
	$35,000,000	$39,000,000

As of December 31, 2003, future principal payments for TSMC's bonds are as follows:

Year of Repayment	Amount
2004	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000
	$35,000,000

14. OTHER LONG-TERM PAYABLES

TSMC entered into several license arrangements for certain semiconductor-related patents. Future minimum payments under the agreements as of December 31, 2003 are as follows:

Year	Amount
2004	$1,591,972
2005	1,279,139
2006	458,703
2007	475,692
2008	271,824
2009 and thereafter	815,471
	$4,892,801

15. PENSION PLAN

TSMC has a defined benefit plan for all regular employees that provide benefits based on length of service and average monthly salary for the six month period prior to retirement.

TSMC contributes at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee's name with the Central Trust of China.

For the years ended December 31, 2003 and 2002, the changes in the Fund and accrued pension costs are summarized as follows:

a. Components of pension cost

	2003	2002
Service cost	$502,116	$442,294
Interest cost	109,671	121,552
Projected return on plan assets	(41,154)	(45,102)
Amortization	2,409	1,681
Net pension cost	$573,042	$520,425

b. Reconciliation of the fund status of the plan and unfunded accrued pension cost

	2003	2002
Benefit obligation		
Vested benefit obligation	$21,895	$21,294
Nonvested benefit obligation	2,185,792	1,607,272
Accumulated benefit obligation	2,207,687	1,628,566
Additional benefits based on future salaries	1,752,208	1,300,712
Projected benefit obligation	3,959,895	2,929,278
Fair value of plan assets	(1,207,264)	(1,014,086)
Funded status	2,752,631	1,915,192
Unrecognized net transitional obligation	(141,091)	(149,391)
Unrecognized net gain (loss)	(10,090)	445,759
Unfunded accrued pension cost	$2,601,450	$2,211,560

c. Actuarial assumptions

	2003	2002
Discount rate used in determining present values	3.25%	3.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.25%	3.75%

d. Contributions to pension fund	$181,106	$164,720
e. Payments from pension fund	$3,490	$5,360

16. INCOME TAX

a. A reconciliation of income tax expense based on income before income tax and minority interest at the statutory rate of 25% and current income tax expense before income tax credits is as follows:

	2003	2002
Income tax expense based on income before income tax and minority interest at the statutory rate	$12,881,547	$6,881,352
Tax-exempt income	(5,255,750)	(2,526,500)
Temporary and permanent differences	(732,681)	519,490
Current income tax expense before income tax credits	$6,893,116	$4,874,342

b. Income tax expense consists of:

	2003	2002
Current income tax expense before income tax credits	$6,893,116	$4,874,342
Additional 10% tax on the unappropriated earnings	1,273,482	179,362
Income tax credits	(7,917,070)	(4,867,236)
Other income tax	7,988	29,160
Net change in deferred income tax liabilities (assets)		
Net operating loss	(535,725)	(1,733,990)
Investment tax credits	917,759	(2,510,192)
Temporary differences	300,848	5,910,152
Valuation allowance	2,982,501	3,755,050
Adjustment of prior years' taxes	58	-
Income tax expense	$3,922,957	$5,636,648

c. Deferred income tax assets (liabilities) consist of the following:

	2003	2002
Current		
Investment tax credits	$8,322,000	$3,320,000
Temporary differences	385,221	81,729
Valuation allowance	(309,016)	-
	$8,398,205	$3,401,729
Noncurrent		
Net operating loss	$8,388,063	$7,852,338
Investment tax credits	17,327,894	23,247,653
Temporary differences	(8,956,987)	(8,352,647)
Valuation allowance	(15,647,603)	(12,974,118)
	$1,111,367	$9,773,226

d. Integrated income tax information:

The balances of TSMC's imputation credit account as of December 31, 2003 and 2002 were NT$2,832 thousand and NT$6,650 thousand, respectively.

The expected and actual creditable ratio for 2003 and 2002 was 0.01% and 0.08%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the distribution of the imputation credits are made.

e. All retained earnings generated prior to December 31, 1997 were appropriated as of December 31, 2003 and 2002.

f. As of December 31, 2003, TSMC's investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchases of machinery and equipment	$8,203,531	$3,938,319	2004
		3,792,734	3,792,734	2005
		4,823,691	4,823,691	2006
		1,680,360	1,680,360	2007
		$18,500,316	$14,235,104	
Statute for Upgrading Industries	Research and development expenditures	$2,258,828	$2,258,828	2004
		3,111,472	3,111,472	2005
		3,322,453	3,322,453	2006
		2,275,560	2,275,560	2007
		$10,968,313	$10,968,313	
Statute for Upgrading Industries	Personnel training	$48,097	$48,097	2004
		28,886	28,886	2005
		27,311	27,311	2006
		$104,294	$104,294	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$203,319	$203,319	2004
		138,864	138,864	2005
		$342,183	$342,183	

g. As of December 31, 2003, the net operating loss carryforwards were generated from WaferTech, TSMC Development and TSMC Technology and will expire at various dates through 2023.

h. The sales attributable to the following expansion and construction of TSMC's manufacturing plants are exempt from income tax for the following periods:

	Tax-Exemption Periods
Construction of Fab 6	2001 to 2004
Construction of Fab 8-module B	2002 to 2005
Expansion of Fab 2-modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

i. The tax authorities have examined income tax returns of TSMC through 2000. However, TSMC is contesting the assessment by the tax authority for 1992, 1993, 1997 and 1998. TSMC believes that any additional assessment will not have a material adverse effect on TSMC.

17. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	For the Year Ended December 31, 2003		
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost			
Salary	$9,014,068	$4,647,912	$13,661,980
Labor and health insurance	476,687	245,357	722,044
Pension	379,845	193,718	573,563
Other	339,500	304,398	643,898
Depreciation	61,988,138	2,398,768	64,386,906
Amortization	1,385,594	3,367,462	4,753,056
	$73,583,832	$11,157,615	$84,741,447

	For the Year Ended December 31, 2002		
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost			
Salary	$7,831,036	$4,195,974	$12,027,010
Labor and health insurance	427,992	220,527	648,519
Pension	349,279	185,457	534,736
Other	291,439	348,707	640,146
Depreciation	57,404,004	2,493,369	59,897,373
Amortization	2,161,950	2,938,670	5,100,620
	$68,465,700	$10,382,704	$78,848,404

18. SHAREHOLDERS' EQUITY

Capital, Capital Surplus and Retained Earnings

TSMC has issued 585,898 thousand ADSs which are traded on the NYSE as of December 31, 2003. The total number of common shares represented by all issued ADSs is 2,929,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be distributed as stock dividends.

TSMC's Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a. 10% legal reserve; until the amount of total legal reserve equals TSMC's total paid-in capital;

b. Special reserve in accordance with relevant laws or regulations;

c. Remunerations to directors and supervisors and bonuses to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d. Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, TSMC amended its Articles of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e. The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are usually made in the form of a stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of TSMC's outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of TSMC.

A special reserve equivalent to the debit balance of any account shown in the shareholder's equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the ROC SFC. The special reserve is allowed to be appropriated when the debit balance of such account is reversed.

The appropriations of earnings for 2002 and 2001 were approved in the shareholders' meeting on June 3, 2003 and May 7, 2002, respectively. The appropriations and dividends per share are as follows:

	Appropriation of Earnings		Dividend Per Share (NT$)	
	For Fiscal Year 2002	For Fiscal Year 2001	For Fiscal Year 2002	For Fiscal Year 2001
Legal reserve	$2,161,029	$1,448,317	$-	$-
Special reserve	68,945	(349,941)	-	-
Bonus paid to employees-in stock	1,539,013	1,070,783	-	-
Preferred stock dividend-in cash	455,000	455,000	0.35	0.35
Common stock dividend-in stock	14,898,309	16,832,553	0.80	1.00
Remuneration to directors and supervisors-in cash	58,485	133,848	-	-
	$19,180,781	$19,590,560		

The above appropriation of earnings for 2002 and 2001 is consistent with the resolution of the meetings of board of directors on March 4, 2003 and March 26, 2002, respectively. If the above employee bonus and remuneration to directors and supervisors had been paid in cash and charged against income for 2002 and 2001, the basic earnings per share for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of TSMC's total outstanding common shares as of December 31, 2002 and 2001, respectively.

As of January 12, 2004, the board of directors had not resolved earnings appropriation for fiscal year 2003.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the TSMC on earnings generated as of January 1, 1998. An imputation credit account is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

Preferred Stock

TSMC issued 1,300,000 thousand shares of unlisted Series A-preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC's Articles of Incorporation, as amended on June 3, 2003, TSMC is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and related terms and conditions prior to redemption:

Preferred shareholders

a. Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b. Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c. Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d. Have voting rights similar to that of the holders of common shares.

e. Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the TSMC's related obligations remain the same until the preferred shares are redeemed by the TSMC.

19. STOCK-BASED COMPENSATION PLANS

Stock Option Plans

On October 29, 2003 and June 25, 2002, the SFC approved TSMC's Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan was 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC and its subsidiaries, including TSMC-North America and WaferTech. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of TSMC's common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 51,485 thousand option rights that were never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired as of December 31, 2003.

Information of outstanding stock option rights under the 2003 Plan and the 2002 Plan is as follows:

	2003 Plan		2002 Plan	
	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Price (NT$)	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Prices (NT$)
Balance, January 1, 2003	-	-	19,369	46.86-48.70
Options granted	843	66.5	32,031	38.23-53.76
Options cancelled	(1)	66.5	(2,885)	38.23-53.76
Balance, December 31, 2003	842		48,515	

For the 2002 Plan, the number of outstanding option rights and their exercise prices have been adjusted to reflect the issuance of stock dividends in accordance with the 2002 Plan.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the WaferTech Plans) under which officers, key employees and non-employee directors may be granted stock option rights. The WaferTech Plans provide for 15,150 thousand option rights available for grant. For option rights granted to date, the option purchase price was equal to or exceeded the fair market value at the date of grant. As of December 31, 2003, 672 thousand stock options remain outstanding. The options will expire if not exercised at specified dates ranging from May 2006 and June 2011. No options were granted during the years ended December 31, 2003 and 2002 as a result of the implementation of the Stock Option Buyback Program as described below.

WaferTech Stock Option Buyback Program

In December 2000, WaferTech implemented a Stock Option Buyback Program (Buyback). The Buyback program provides employees with the right to sell back to WaferTech all vested stock options and outstanding ownership interests granted under the WaferTech Plans. The repurchase price for outstanding ownership interests is US$6. The repurchase price for vested stock options is US$6 less the exercise price of the option. As of December 31, 2003, WaferTech has repurchased 3,253 thousand outstanding ownership interests at a cost of US$19,519 thousand, and 6,913 thousand vested stock option rights at a cost of US$34,483 thousand. As of December 31, 2003, 164 thousand stock options are vested and may be sold back to WaferTech, and US$2,681 thousand was accrued in connection with the Buyback program.

Stock Appreciation Rights

In December 2000, WaferTech and TSMC-North America implemented a stock appreciation rights program (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through Stock Appreciation Rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech and TSMC-North America that is the excess of the market price of TSMC common stock on TSE on the date of exercise over the exercise price. As of December 31, 2003, WaferTech and TSMC-North America accrued US$1,735 thousand and US$3,032 thousand, respectively, in connection with the Appreciation. During 2002, benefits under the Appreciation plan for TSMC-North America were replaced by the stock option plans aforementioned. Accordingly, TSMC-North America does not intend to provide additional Appreciation plan benefits subsequent to the adoption of the stock option plans.

20. TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Dividend Distributed	Share Sold	Ending Shares
Year ended December 31, 2003				
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597
Year ended December 31, 2002				
Reclassification of parent company stock held by subsidiaries from long-term investment	39,270	3,818	1,087	42,001

Proceeds from the sale of treasury stock for the years ended December 31, 2003 and 2002 were NT$331,945 thousand and NT$96,501 thousand, respectively. As of December 31, 2003 and 2002, the book value of the treasury stock was NT$1,633,228 thousand and NT$1,923,492 thousand, respectively; the market value was NT$2,548,788 thousand and NT$2,048,164 thousand, respectively. TSMC's capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

21. EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)			EPS (Dollars)	
	Income Before Income Tax and Minority Interest	Consolidated Net Income	Share (Denominator) (Thousand)	Income Before Income Tax and Minority Interest	Consolidated Net Income
Year ended December 31, 2003					
Income	$51,178,645	$47,258,700			
Less-preferred stock dividends	(184,493)	(184,493)			
Basic earnings per share					
Income available to common shareholders	50,994,152	47,074,207	20,223,457	$2.52	$2.33
Effect of diluted securities-stock options	-	-	8,282		
Diluted earnings per share					
Income available to common shareholders	$50,994,152	$47,074,207	20,231,739	$2.52	$2.33
Year ended December 31, 2002					
Income	$27,222,148	$21,610,291			
Less-preferred stock dividends	(455,000)	(455,000)			
Basic and diluted earnings per share					
Income available to common shareholders	$26,767,148	$21,155,291	20,220,989	$1.32	$1.05

The potential common shares issuable under the employee stock option plans (see Note 19) are included in the denominator of the diluted EPS computation by using the treasury stock method under SFAS No. 24, "Earnings Per Share"; however, such shares resulted in a non-dilutive per share amount for the year ended December 31, 2002. The average number of shares outstanding for the EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic and diluted EPS before income tax and after income tax for the year ended December 31, 2002 to decrease from NT$1.43 to NT$1.32 and NT$1.14 to NT$1.05, respectively.

22. RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the financial statements, the following is a summary of significant related party transactions:

a. Industrial Technology Research Institute (ITRI), the Chairman of TSMC serves as one it its directors

b. Philips, a major shareholder of TSMC

c. Investees of TSMC

VIS

SSMC

GUC

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2003		2002	
	Amount	%	Amount	%
For the year ended				
Sales				
Philips and its affiliates	$3,577,054	2	$2,909,008	2
GUC	549,471	-	-	-
ITRI	60,171	-	94,409	-
SSMC	873	-	7,018	-
VIS	19	-	92,119	-
	$4,187,588	2	$3,102,554	2
Purchase				
SSMC	$5,519,805	17	$2,751,297	11
VIS	4,910,810	15	3,469,198	14
	$10,430,615	32	$6,220,495	25
Operating expense-Rental				
ITRI	$-	-	$40,401	-
Manufacturing expenses-Technical assistance fees				
Philips	$3,023,741	3	$2,849,517	4
Sales of property, plant and equipment				
VIS	$15,125	3	$-	-
Non-operating income and gains				
SSMC (primarily technical service income, see Note 24f)	$201,869	4	$126,061	6
VIS	251	-	-	-
	$202,120	4	$126,061	6
At December 31				
Receivables				
Philips and its affiliates	$895,063	85	$352,706	80
VIS	118,503	11	58,301	13
GUC	15,339	2	-	-
SSMC	14,489	1	5,678	2
ITRI	8,781	1	22,974	5
	$1,052,175	100	$439,659	100
Payables				
Philips and its affiliates	$1,579,568	49	$730,847	41
VIS	1,034,074	32	653,876	37
SSMC	634,647	19	391,426	22
	$3,248,289	100	$1,776,149	100
Refundable deposits-VIS (see Note 24h)	$150,840	76	$514,846	92

Sales to related parties are based on normal selling prices and collection terms, except for sales of property, plant and equipment and technical assistance fees, which were in accordance with the related contracts.

23. SIGNIFICANT LONG-TERM LEASES

TSMC leases land from the Science-Based Industrial Park Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

TSMC-North America leases its office premises and certain equipment under non-cancelable operating agreements. TSMC-Europe and TSMC-Japan entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. Current annual rent payments aggregate to NT$118,787 thousand. The agreements can be renewed upon their expiration.

As of December 31, 2003, future remaining lease payments are as follows:

Year	Amount
2004	$349,236
2005	350,120
2006	349,867
2007	339,249
2008	318,379
2009 and thereafter	1,797,827
	$3,504,678

24. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2003 are as follows:

a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts TSMC pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC's production capacity.

c. Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d. Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2003, TSMC has a total of US$22,557 thousand of guarantee deposits.

e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2003, TSMC's equity interest in SSMC was 32%. TSMC and Philips are committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f. TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net sales of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, TSMC is relieved of further obligation to transfer additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h. TSMC entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for TSMC and agrees to manufacture certain logic devices or other products for TSMC's customers at prices agreed upon by TSMC and VIS. TSMC paid NT$1,200,000 thousand to VIS as a guarantee deposit for the capacity reservation. VIS shall return portions of the guarantee deposit without any interest to TSMC upon reaching certain purchase commitments by TSMC. The contract will remain in force for five years. As of December 31, 2003, the refundable deposit was NT$150,840 thousand.

i. Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to the cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

j. In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

k. In December 2003, TSMC entered into a Technology Development and License Agreement with Motorola Inc. to jointly develop 65 nm SOI (silicon on insulator) technology. TSMC will also license related 90 nm SOI technology from Motorola. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

l. In December 2003, the Company filed a lawsuit in the US District Court of Northern California against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court. The probable outcome cannot be reasonably estimated.

m. Under an agreement signed with a certain company, TSMC Shanghai has the obligation to purchase certain assets within a specified period at the price agreed upon by both parties. TSMC Shanghai will compensate the other party in case of a breach of the agreement.

n. Amounts available under unused letters of credit as of December 31, 2003 were NT$6,480 thousand, US$1,294 thousand, EUR21 thousand and Singapore dollar $85 thousand. Among the unused letters of credit, TSMC-North America has an outstanding irrevocable standby letter of credit with a financial institution for US$1,294 thousand. The standby letter of credit was entered into as security to the landlord of TSMC-North America's office spaces in San Jose, California. In the event TSMC-North America defaults under this lease agreement, the landlord will draw on the standby letter of credit up to the amount of the default, but not to exceed the amount of the standby letter of credit. The standby letter of credit expires in October, 2004, and is renewable on an annual basis.

25. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f. Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

i. Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 8 attached;

j. Financial instrument transactions:

1) Derivative financial instruments

The Company entered into derivative financial instruments transactions for the year ended December 31, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a) Outstanding forward exchange contracts as of December 31, 2003

Financial Instruments	Maturity Period	Contract Amount (Nominal) (In Thousand)
Sell	January 2004 to July 2004	US$1,805,000 (US$/NT$)
Buy	January 2004	EUR7,500 (EUR/US$)
Buy	January 2004	JPY748,405 (JPY/US$)

As of December 31, 2003, receivables from forward exchange contracts (included in the "other financial assets" account) aggregate NT$76,385 thousand, and payables from forward exchange contracts (included in the "other current liabilities" account) aggregate NT$174,019 thousand. Net exchange gain for the year ended December 31, 2003 was NT$321,033 thousand.

As of December 31, 2003, the underlying assets and liabilities related to the above forward exchange contracts are as follows:

Assets and Liabilities	(In Thousand)
Time deposits	US$1,137,704
Accounts and notes receivable	US$789,927
Accounts payable	JPY889,850
Accounts payable	EUR9,364

b) Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest expense on these transactions for the year ended December 31, 2003 was NT$141,007 thousand.

Outstanding contracts as of December 31, 2003 were as follows:

Contract Date	Period	Contract Amount (In Thousand)
July 1, 1999	July 1, 1999 to June 28, 2004	US$2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$500,000

c) Option contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen and European currency obligations for purchases of machinery and equipment.

As of December 31, 2003, there were no outstanding option contracts.

For the year ended December 31, 2003, the Company realized premium income of NT$50,273 thousand and premium expense of NT$204,056 thousand.

d) Transaction risk

i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company's foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii) Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of December 31, 2003, the Company's future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

Term	Forward Exchange Contracts	
	Inflow (In Thousand)	Outflow (In Thousand)
Within one year	NT$61,230,306	US$1,821,340
	EUR7,500	
	JPY748,405	

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company's cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2) Fair value of financial instruments

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments				
Assets				
Cash and cash equivalents	$102,988,896	$102,988,896	$67,790,204	$67,790,204
Short-term investments	13,611,536	14,054,511	170,012	2,455,582
Receivables from related parties	1,052,175	1,052,175	439,659	439,659
Notes and accounts receivables	28,505,162	28,505,162	19,590,942	19,590,942
Other financial assets	1,373,705	1,373,705	1,010,453	1,010,453
Long-term investments	10,748,014	17,815,445	10,635,496	12,750,029
Refundable deposits	199,522	199,522	557,266	557,266
Liabilities				
Short-term bank loans	407,736	407,736	729,813	729,813
Payables to related parties	3,248,289	3,248,289	1,776,149	1,776,149
Accounts payable	6,438,604	6,438,604	5,138,592	5,138,592
Payable to contractors and equipment suppliers	7,232,103	7,232,103	14,132,100	14,132,100
Long-term bank loans (includes current portion)	8,800,302	8,800,302	18,002,054	18,002,054
Bonds payable (includes current portion)	35,000,000	35,850,377	39,000,000	39,762,245
Other long-term payables (includes current portion and other liabilities-others)	5,649,461	5,649,461	5,616,220	5,616,220
Guarantee deposits	763,889	763,889	1,395,066	1,395,066
Derivative financial instruments				
Forward exchange contracts (buy)	2,351	3,037	38,369	26,089
Forward exchange contracts (sell)	(99,984)	40,638	143,702	139,913
Interest rate swaps	-	2,093	23,994	(164,342)
Options	-	-	(50,273)	(410,132)

Fair values of financial instruments were determined as follows:

a) The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b) Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

c) Fair value of refundable deposits and guarantee deposits is based on carrying values.

d) The fair value of long-term bank loans is its carrying value with the floating interest rate. The fair value of bonds payable is the quoted market value. Fair value of other long-term payables approximates the carrying value.

e) Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3) Investment in Mainland China:

TSMC filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the aforementioned project and permitted direct investment in mainland China. Subsequently, TSMC entered into an investment related agreement with Shanghai Songjiang District People's Government on June 8, 2003. On August 4, 2003, TSMC Shanghai, a wholly-owned subsidiary of TSMC, was established. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. TSMC made a capital investment in TSMC Shanghai in the amount of US$56,000 thousand on October 8, 2003.

26. SEGMENT FINANCIAL INFORMATION

a. Geographic information:

	Overseas	Taiwan	Adjustments and Elimination	Consolidated
2003				
Sales to unaffiliated customers	$118,851,382	$84,145,430	$-	$202,996,812
Transfers between geographic areas	11,494,868	117,758,911	(129,253,779)	-
Total sales	$130,346,250	$201,904,341	($129,253,779)	$202,996,812
Gross profit	$2,392,944	$72,891,637	($401,103)	$74,883,478
Operating expenses				(23,582,897)
Non-operating income and gains				5,669,312
Non-operating expenses and losses				(5,791,248)
Income before income tax				$51,178,645
Minority interest loss				$3,012
Identifiable assets	$52,276,269	$358,451,509	($14,075,261)	$396,652,517
Long-term investments				10,748,014
Total assets				$407,400,531
2002				
Sales to unaffiliated customers	$95,774,432	$66,526,776	$-	$162,301,208
Transfers between geographic areas	9,537,846	94,434,553	(103,972,399)	-
Total sales	$105,312,278	$160,961,329	($103,972,399)	$162,301,208
Gross profit	($19,865)	$51,967,145	$365,870	$52,313,150
Operating expenses				(20,724,111)
Non-operating income and gains				2,419,467
Non-operating expenses and losses				(6,786,358)
Income before income tax				$27,222,148
Minority interest loss				$24,791
Identifiable assets	$75,840,416	$336,405,063	($32,338,576)	$379,906,903
Long-term investments				10,635,496
Total assets				$390,542,399

b. Gross export sales

The export sales information is determined based on billed regions. Gross export sales for the years ended December 31, 2003 and 2002 were NT$59,868,104 thousand and NT$48,795,235 thousand, respectively. There were no export sales to a region that accounted for more than 10% of the Company's total sales.

c. Major customer

The Company only has one customer that accounts for more than 10% of its total sales. The sales to such customer amounted to NT$31,220,104 thousand and NT$32,769,054 thousand in 2003 and 2003, representing 15% and 20% of its total sales, respectively.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)
1	TSMC International	TSMC Technology	Other receivables	$538,585 (US$15,851)	$538,585 (US$15,851)
		TSMC Development	Other receivables	$2,038,680 (US$60,000)	$2,038,680 (US$60,000)
2	TSMC Partners	TSMC Development	Other receivables	$2,718,240 (US$80,000)	$2,718,240 (US$80,000)

Note 1: Not exceeding the issued capital of the Company.
Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ENDORSEMENT/GUARANTEE PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement/ Guarantee Amounts
		Name	Nature of Relationship (Note 2)	
0	TSMC	TSMC Development	3	Not exceed 10% of the net worth of TSMC, and also limiting to the total paid-in capital of the endorsement/ guarantee company, unless otherwise approved by Board of Directors.
		TSMC-North America	2	
		WaferTech	3	

Note 1: 25% of the net worth of TSMC as of December 31, 2003.
Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Interest Rate	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousand)
				Item	Value		
4.25%	$-	Operating capital	$-	-	$-	N/A	$33,569,117 (US$987,968)
1.50%	-	Operating capital	-	-	-		(Note 1)
1.50%	-	Operating capital	-	-	-	N/A	(Note 2)

Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
$6,795,600 (US$200,000)	$2,038,680 (US$60,000)	$-	0.62%	$82,303,577
1,359,120 (US$40,000)	1,359,120 (US$40,000)	-	0.41%	
14,950,320 (US$440,000)	14,950,320 (US$440,000)	-	4.54%	

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
TSMC	Government bonds		
	2002 Government Bond Series A	-	Short-term investment
	2002 Government Bond Series E	-	Short-term investment
	1994 Government Bond Series C	-	Short-term investment
	Bonds with Repurchase Agreement	-	Short-term investment
	Money market funds		
	BOA Funds	-	Short-term investment
	GS Funds	-	Short-term investment
	Bond funds		
	JF Taiwan Bond Fund	-	Short-term investment
	ABN AMRO Bond Fund	-	Short-term investment
	Stock		
	Taiwan Mask Corp.	-	Short-term investment
	TSMC-North America	Subsidiary	Long-term investment
	TSMC-Europe	Subsidiary	Long-term investment
	TSMC-Japan	Subsidiary	Long-term investment
	VIS	Investee	Long-term investment
	TSMC International	Subsidiary	Long-term investment
	TSMC Partners	Subsidiary	Long-term investment
	SSMC	Investee	Long-term investment
	Emerging Alliance	Subsidiary	Long-term investment
	GUC	Investee	Long-term investment
	VisEra	Investee	Long-term investment
	United Gas Co., Ltd.	-	Long-term investment
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Long-term investment
	W.K. Technology Fund IV	-	Long-term investment
	Hon Tung Ventures Capital	-	Long-term investment

December 31, 2003				
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
-	$3,157,331	N/A	$3,169,046	
-	3,113,067	N/A	3,126,273	
-	1,422,197	N/A	1,426,995	
-	1,800,000	N/A	1,802,572	
40,000	1,359,120 (US$40,000)	N/A	1,359,120 (US$40,000)	
20,000	679,560 (US$20,000)	N/A	679,560 (US$20,000)	
34,343	500,000	N/A	503,421	
34,794	500,000	N/A	503,490	
7,094	27,744	2	132,967	
11,000	417,858	100	1,133,011	Treasury stock of NT$715,153 thousand is deducted from the carrying value.
-	24,622	100	24,622	
6	101,722	100	101,722	
787,016	4,077,198	28	10,465,676	
987,968	22,654,743	100	22, 654,743	
300	4,116,934	100	4,116,934	
382	2,759,376	32	2,759,376	
-	704,744	99	704,744	
39,040	368,434	47	403,962	
5,100	50,231	25	50,231	
16,783	193,584	11	282,754	
10,500	105,000	7	147,999	
5,000	50,000	2	57,051	
8,392	83,916	10	66,447	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Certificate		
	Chi Cherng	Investee	Long-term investment
	Hsin Ruey	Investee	Long-term investment
	Equity		
	Crimson Asia Capital	-	Long-term investment
	Horizon Ventures	-	Long-term investment
TSMC-North America	Stock		
	TSMC	Parent company	Long-term investment
Chi Cherng	Stock		
	TSMC	Parent company	Short-term investment
	Certificate		
	Hsin Ruey	Major shareholder	Long-term investment
Hsin Ruey	Stock		
	TSMC	Parent company	Short-term investment
	Certificate		
	Chi Cherng	Major shareholder	Long-term investment
TSMC International	Stock		
	InveStar	Subsidiary	Long-term investment
	InveStar II	Subsidiary	Long-term investment
	TSMC Development	Subsidiary	Long-term investment
	TSMC Technology	Subsidiary	Long-term investment
	3DFX Interactive Inc.	-	Long-term investment
	Money market fund		
	BOA Fund	-	Short-term investment
TSMC Development	Stock		
	WaferTech	Subsidiary	Long-term investment
InveStar	Stock		
	PLX Technology, Inc.	-	Short-term investment
	RichTek Technology Corp.	-	Short-term investment
	Programmable Microelectronics (Taiwan), Inc.	-	Long-term investment
	Global Testing Corp.	-	Long-term investment
	Chipstrate Technologies, Inc.	-	Long-term investment
	Capella Microsystems, Inc.	-	Long-term investment
	Signia Technologies, Inc.	-	Long-term investment

December 31, 2003				
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
-	$42,941	36	$501,505	Treasury stock of NT$458,564 thousand is deducted from the carrying value.
-	42,006	36	501,517	Treasury stock of NT$459,511 thousand is deducted from the carrying value.
N/A	40,947	N/A	40,947	
N/A	229,669	N/A	229,669	
13,101	715,153	-	822,491	
13,735	458,564	-	862,340	
-	902,033	64	902,033	
13,761	459,511	-	863,957	
-	902,909	64	902,909	
45,000	US$46,403	97	US$46,403	
51,300	US$36,901	97	US$36,901	
1	US$537,716	100	US$537,716	
1	(US$7,918)	100	(US$7,918)	
68	-	-	-	
30,300	US$30,300	N/A	US$30,300	
-	US$341,972	99	US$341,972	
93	US$180	-	US$786	
947	US$121	2	US$5,799	
575	US$203	3	US$203	
13,268	US$5,295	10	US$5,295	
6,660	US$308	9	US$308	
530	US$156	-	US$156	
701	US$206	4	US$206	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Advanced Power Electronics Corp.	-	Long-term investment
	RichTek Technology Corp.	-	Long-term investment
	Preferred stock		
	Integrated Memory Logic, Inc.	-	Long-term investment
	SiRF Technology Holdings, Inc.	-	Long-term investment
	Sensory, Inc.	-	Long-term investment
	LightSpeed Semiconductor Corporation	-	Long-term investment
	Tropian, Inc.	-	Long-term investment
	Sonics, Inc.	-	Long-term investment
	Atheros Communications, Inc.	-	Long-term investment
	NanoAmp Solutions, Inc.	-	Long-term investment
	Monolithic Power Systems, Inc.	-	Long-term investment
	Memsic, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Match Lab, Inc.	-	Long-term investment
	Oridus, Inc. (Creosys, Inc.)	-	Long-term investment
	Incentia Design Systems, Inc.	-	Long-term investment
	IP Unity	-	Long-term investment
InveStar II	Stock		
	WatchGuard Technologies, Inc.	-	Short-term investment
	RickTek Technology Corp.	-	Short-term investment
	eChannel Option Holding, Inc.	-	Long-term investment
	Elcos Microdisplay Technology, Ltd.	-	Long-term investment
	Signia Technologies, Inc.	-	Long-term investment
	Procoat Technology	-	Long-term investment
	Programmable Microelectronics (Taiwan), Inc.	-	Long-term investment
	Auden Technology MFG Co., Ltd.	-	Long-term investment
	GeoVision, Inc.	-	Long-term investment
	EoNex Technologies, Inc.	-	Long-term investment
	Conwise Technology Co., Ltd.	-	Long-term investment
	Eon Technology, Inc.	-	Long-term investment
	Goyatek Technology, Inc.	-	Long-term investment
	TrendChip Technologies Corp.	-	Long-term investment
	Ralink Technologies, Inc.	-	Long-term investment
	RickTek Technology Corp.	-	Long-term investment
	Preferred stock		
	Capella Microsystems, Inc.	-	Long-term investment
	Memsic, Inc.	-	Long-term investment
	Oepic, Inc.	-	Long-term investment
	NanoAmp Solutions, Inc.	-	Long-term investment
	Advanced Analogic Technology, Inc.	-	Long-term investment
	Monolithic Power Systems, Inc.	-	Long-term investment
	Sonics, Inc.	-	Long-term investment
	Newport Opticom, Inc.	-	Long-term investment
	Silicon Data, Inc.	-	Long-term investment

December 31, 2003				Note
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
2,750	US$1,376	5	US$1,376	
1,671	US$204	3	US$10,235	
1,831	US$1,221	12	US$1,221	
306	US$1,333	1	US$1,333	
1,404	US$312	5	US$312	
2,252	US$329	2	US$329	
1,758	US$1,916	3	US$1,916	
2,686	US$3,530	5	US$3,530	
1,607	US$3,593	-	US$3,593	
541	US$853	3	US$853	
2,521	US$2,000	12	US$2,000	
2,727	US$1,500	12	US$1,500	
1,064	US$1,192	5	US$1,192	
1,875	US$375	9	US$375	
1,500	US$300	8	US$300	
286	US$92	2	US$92	
1,008	US$494	2	US$494	
5	US$30	-	US$30	
465	US$346	1	US$2,848	
358	US$251	6	US$251	
270	US$27	1	US$27	
351	US$101	2	US$101	
4,165	US$1,940	10	US$1,940	
177	US$50	1	US$834	
953	US$834	4	US$1,151	
287	US$132	1	US$132	
55	US$3,048	6	US$3,048	
2,800	US$979	14	US$979	
2,800	US$965	8	US$965	
2,088	US$727	8	US$727	
2,000	US$861	5	US$861	
1,833	US$791	5	US$791	
785	US$583	2	US$4,804	
419	US$122	3	US$122	
2,289	US$1,560	10	US$1,560	
4,997	US$1,317	8	US$1,317	
250	US$1,000	1	US$1,000	
948	US$1,261	2	US$1,261	
804	US$1,946	4	US$1,946	
3,082	US$3,082	5	US$3,082	
1,157	US$402	9	US$402	
2,000	US$750	7	US$750	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Reflectivity, Inc.	-	Long-term investment
	Angstron Systems, Inc.	-	Long-term investment
	Tropian, Inc.	-	Long-term investment
	SiRF Technology, Inc.	-	Long-term investment
	LeadTONE Wireless, Inc.	-	Long-term investment
	Match Lab, Inc.	-	Long-term investment
	Kilopass Technology, Inc.	-	Long-term investment
	Fang Tek, Inc.	-	Long-term investment
	Alchip Technologies Ltd.	-	Long-term investment
	Elcos Microdisplay Technology, Ltd.	-	Long-term investment
Emerging Alliance	Stock		
	Global Investment Holding, Inc.	Investee	Long-term investment
	Preferred stock		
	Quake Technologies, Inc.	-	Long-term investment
	Pixim, Inc.	-	Long-term investment
	Newport Opticom, Inc.	-	Long-term investment
	NetLogic Microsystems, Inc.	-	Long-term investment
	Ikanos Communication, Inc.	-	Long-term investment
	Quicksilver Technology, Inc.	-	Long-term investment
	Mosaic Systems, Inc.	-	Long-term investment
	Accelerant Networks, Inc.	-	Long-term investment
	Zenesis Technologies, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Iridigm Display, Co.	-	Long-term investment
	XHP Microsystems, Inc.	-	Long-term investment
	Axiom Microdevices, Inc.	-	Long-term investment
	Optichron, Inc.	-	Long-term investment
	Audience, Inc.	-	Long-term investment
	Next IO, Inc.	-	Long-term investment
	NuCORE Technology Inc.	-	Long-term investment
GUC	Bond funds		
	Entrust KIRIN	-	Short-term investment
	Entrust Phoenix	-	Short-term investment
	TISC	-	Short-term investment
	Ta-Hua	-	Short-term investment
	E. Sun New Era	-	Short-term investment
	Shenghua 1699	-	Short-term investment
	Jihsun	-	Short-term investment
	Shenghua 5599	-	Short-term investment
	Mega Diamond	-	Short-term investment
	Polar	-	Short-term investment
	Ta-Hua GC Dollar	-	Short-term investment
	Taiwan Security Overseas Fund	-	Short-term investment

December 31, 2003				Note
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
1,596	US$1,500	6	US$1,500	
1,567	US$500	6	US$500	
1,464	US$1,595	2	US$1,595	
20	US$131	-	US$131	
433	US$131	6	US$131	
313	US$63	2	US$63	
3,887	US$2,000	19	US$2,000	
5,556	US$2,000	44	US$2,000	
2,125	US$1,700	-	US$1,700	
2,667	US$3,500	-	US$3,500	
10,000	$100,000	6	$100,000	
467	US$334	1	US$334	
1,721	US$2,382	3	US$2,382	
962	US$250	6	US$250	
602	US$1,850	1	US$1,850	
5,116	US$1,625	3	US$1,625	
963	US$2,488	4	US$2,488	
2,481	US$12	6	US$12	
441	US$460	1	US$460	
861	US$500	4	US$500	
1,596	US$1,500	5	US$1,500	
254	US$500	1	US$500	
2,280	US$750	6	US$750	
1,000	US$1,000	5	US$1,000	
714	US$1,000	6	US$1,000	
1,654	US$250	2	US$250	
800	US$500	3	US$500	
1,821	US$1,000	2	US$1,000	
2,106	22,324	-	22,334	
1,399	20,207	-	20,216	
2,210	30,000	-	30,012	
2,412	30,003	-	30,013	
962	10,000	-	10,004	
1,009	12,000	-	11,995	
764	10,000	-	10,157	
931	10,000	-	10,004	
2,734	30,105	-	30,118	
1,968	20,060	-	20,068	
38	13,691	-	13,732	
22	102,694	-	103,190	

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship
TSMC	Money market funds			
	BOA Fund	Short-term investment	BOA	-
	GS Fund	Short-term investment	Goldman Sachs	-
	Bond funds			
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	-
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	-
	Government bonds			
	Bonds with Repurchase Agreement	Short-term investment	Several financial institutions	-
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	-
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	-
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-
	Stock			
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary
	VIS	Long-term investment	VIS	Investee
	Amkor Technology	Long-term investment	-	-
	Monolithic System Tech.	Long-term investment	-	-
TSMC Partners	ADR			
	TSMC	Short-term investment	-	-
InveStar II	Preferred stock			
	Elcos Microdisplay Technology, Ltd.	Long-term investment	Elcos Microdisplay Technology, Ltd.	-
TSMC International	Money market fund			
	BOA Fund	Short-term investment	BOA	-
GUC	Bond funds			
	Taiwan Securities Overseas Fund	Short-term investment	-	-

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company's ownership percentage in investees.

Note 2: Including stock dividend of 61 thousand units.

Beginning Balance		Acquisition		Disposal				Ending Balance	
Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Carrying Value (US$ in Thousand)	Gain (Loss) on Disposal (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand) (Note 1)
-	$-	120,000	$4,161,760	80,000	$2,785,760	$2,785,760	$-	40,000	$1,359,120
			(US$120,000)			(US$80,000)			(US$40,000)
-	-	140,000	4,852,300	120,000	4,165,140	4,165,140	-	20,000	679,560
			(US$140,000)			(US$120,000)			(US$20,000)
-	-	34,343	500,000	-	-	-	-	34,343	500,000
-	-	97,782	1,400,000	62,988	902,881	900,000	2,881	34,794	500,000
-	-	81,744	879,000	81,744	881,719	879,000	2,719	-	-
-	-	-	1,800,000	-	-	-	-	-	1,800,000
-	-	-	3,157,331	-	-	-	-	-	3,157,331
-	-	-	3,113,067	-	-	-	-	-	3,113,067
-	-	-	1,422,197	-	-	-	-	-	1,422,197
-	767,239	-	174,030	-	-	-	-	-	704,744
677,471	3,264,657	109,545	766,815	-	-	-	-	787,016	4,077,198
505	280,748	-	-	505	301,209	280,748	20,461	-	-
470	104,289	-	-	470	152,681	104,289	48,392	-	-
762	US$7,357	-	-	823 (Note 2)	US$8,407	US$7,357	US$1,050	-	-
-	-	2,667	US$3,500	-	-	-	-	2,667	US$3,500
-	-	87,300	US$87,300	57,000	US$57,000	US$57,000	-	30,300	US$30,300
-	-	22	102,694	-	-	-	-	22	102,694

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party
TSMC	Fab 14	January 20, 2003	$180,665	By the construction progress	United Integrated Services
	Fab 12	May 6, 2003	119,000	By the construction progress	United Integrated Services
	Fab 12	June 17, 2003	134,500	By the construction progress	United Integrated Services
	Fab 12	June 18, 2003	110,055	By the construction progress	Liquid Air Far East Co. Ltd.
	Fab 12	December 2, 2003	230,000	By the construction progress	China Steel Structure Co.
	Fab 12	December 2, 2003	285,000	By the construction progress	Fu Tsu Construction Co. Ltd

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details		
			Purchase/Sale	Amount	% to Total
TSMC	TSMC-North America	Subsidiary	Sales	$117,758,911	57
	Philips and its affiliates	Major shareholder	Sales	3,577,054	2
	GUC	Investee	Sales	549,471	-
	WaferTech	Subsidiary	Purchases	11,433,083	36
	SSMC	Investee	Purchases	5,519,805	17
	VIS	Investee	Purchases	4,910,810	15

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate
TSMC	TSMC-North America	Subsidiary	$13,946,638	37 days
	Philips and its affiliates	Major shareholder	895,063	64 days

Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
	Owner	Relationship	Transfer Date	Amount			
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Transaction Details	Abnormal Transaction		Note/Accounts Payable or Receivable		Note
Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	
Net 30 days from invoice date	None	None	$13,946,638	48	-
Net 30 days from invoice date	None	None	895,063	3	-
30 days after monthly closing	None	None	15,339	-	-
Net 30 days from invoice date	None	None	1,184,642	11	-
Net 30 days from invoice date	None	None	634,647	6	-
Net 30 days from invoice date	None	None	1,034,074	10	-

Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
Amount	Action Taken		
$3,907,505	-	$4,831,330	$-
97,618	Accelerate demand on account receivables	40	-

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
			December 31, 2003	December 31, 2002	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note1)			
Investor Company: TSMC										
TSMC-North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$417,858	$234,639	$227,062	Subsidiary
TSMC-Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	2,960	-	100	24,622	(13)	(13)	Subsidiary
TSMC-Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	101,722	2,451	2,451	Subsidiary
TSMC Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	-	-	100	1,901,428	(1,306)	(1,306)	Subsidiary
VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	6,503,640	787,016	28	4,077,198	179,359	50,351	Investee
TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	22,654,743	876,814	876,814	Subsidiary
Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000	-	36	42,941	(840)	108	Investee
Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000	-	36	42,006	(1,290)	1,252	Investee
TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,116,934	199,401	197,394	Subsidiary
SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	2,759,376	(971,314)	(310,821)	Investee
Emerging Alliance	Cayman Islands	Investment	1,179,690	1,005,660	-	99	704,744	(219,190)	(218,094)	Subsidiary
GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	341,250 (Note 3)	39,040	47	368,434	(88,517)	(33,005)	Investee
VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	-	5,100	25	50,231	(3,076)	(769)	Investee

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

Note 3: *TSMC's investee, Ya Xin, merged with GUC in January 2003. GUC is the surviving company.*

11. U.S. GAAP Financial Information

Please be advised that our 2003 full annual report that includes complete U.S. GAAP reconciled financial statements and footnotes will be avaliable when we file Form 20-F with the U.S. SEC. Our Form 20-F, or our 2003 full annual report, can be found at the U.S. SEC and on TSMC's website no later than June 30, 2004.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
(In Thousand New Taiwan Dollars)

ASSETS	2002	2003
CURRENT ASSETS		
Cash and cash equivalents	$67,790,204	$102,988,896
Short-term investments	170,012	13,611,536
Receivables from related parties	439,659	1,052,175
Notes receivable	60,240	9,893
Accounts receivable-net	16,225,194	25,339,028
Other financial assets	1,010,453	1,373,705
Inventories-net	11,201,446	12,135,324
Deferred income tax assets	3,401,729	8,398,205
Prepaid expenses and other current assets	2,238,221	1,632,908
Total Current Assets	102,537,158	166,541,670
LONG-TERM INVESTMENTS	10,635,496	10,748,014
PROPERTY, PLANT AND EQUIPMENT-NET	246,498,311	211,854,263
GOODWILL	10,158,845	8,720,917
OTHER ASSETS		
Deferred charges-net	9,873,825	7,992,016
Deferred income tax assets	9,773,226	1,111,367
Refundable deposits	557,266	199,522
Idle assets	339,400	94,296
Assets leased to others	87,246	84,347
Miscellaneous	81,626	54,119
Total Other Assets	20,712,589	9,535,667
TOTAL ASSETS UNDER ROC GAAP	$390,542,399	$407,400,531

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECONCILIATIONS OF TOTAL ASSETS

DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars)

	2002	2003
TOTAL ASSETS UNDER ROC GAAP	$390,542,399	$407,400,531
U.S. GAAP Adjustments:		
- Adjustment of market value - trading securities	2,116,432	448,730
- Adjustment of long-term investments		
- U.S. GAAP adjustments on equity-method investees	(1,414,756)	(1,403,846)
- Adjustment to market value - available-for-sale securities		
- TSMC	18,611	379,665
- Equity investees	7,083	130,706
- Loss on impairment of assets	(10,916,070)	(11,090,909)
- Reversal of depreciation of assets impaired under U.S. GAAP	2,910,952	4,435,842
- Goodwill		
- Carrying value difference for 68% purchase of TASMC	52,212,732	52,212,732
- Accumulated amortization	(14,895,672)	(13,647,022)
- Effect of U.S. GAAP adjustments on deferred income tax	(4,061)	37,802
- Consolidation of GUC	-	773,038
- Consolidation of VisEra	-	175,523
- Capital stock payment for technology transfer	(49,500)	-
	29,985,751	32,452,261
TOTAL ASSETS UNDER U.S. GAAP	$420,528,150	$439,852,792

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars)

LIABILITIES	**2002**	**2003**
CURRENT LIABILITIES		
Short-term bank loans	$729,813	$407,736
Payable to related parties	1,776,149	3,248,289
Accounts payable	5,138,592	6,438,604
Payables to contractors and equipment suppliers	14,132,100	7,232,103
Accrued expenses and other current liabilities	5,947,229	8,820,776
Current portion of long-term liabilities	12,107,899	5,000,000
Total Current Liabilities	39,831,782	31,147,508
LONG-TERM LIABILITIES		
Long-term bank loans	11,051,454	8,800,302
Long-term bonds payables	35,000,000	30,000,000
Other long-term payables	4,281,665	3,300,829
Total Long-term Liabilities	50,333,119	42,101,131
OTHER LIABILITIES		
Accrued pension cost	2,211,560	2,601,450
Guarantee deposits	1,395,066	763,889
Others	822,167	1,483,245
Total Other Liabilities	4,428,793	4,848,584
TOTAL LIABILITIES UNDER ROC GAAP	$94,593,694	$78,097,223

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECONCILIATIONS OF TOTAL LIABILITIES

DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars)

	2002	2003
TOTAL LIABILITIES UNDER ROC GAAP	$94,593,694	$78,097,223
U.S. GAAP Adjustments:		
- Derivative financial instruments	516,278	(39,048)
- Bonuses to employees, directors and supervisors	1,597,497	3,530,225
- Accrued pension expense	39,772	40,263
- Consolidation of GUC	-	323,340
- Consolidation of VisEra	-	24,830
	2,153,547	3,879,610
TOTAL LIABILITIES UNDER U.S. GAAP	$96,747,241	$81,976,833
MINORITY INTEREST IN SUBSIDIARIES UNDER ROC GAAP	$95,498	$88,999
U.S. GAAP Adjustment:		
- Shareholders' equity	62,689	613,839
MINORITY INTEREST IN SUBSIDIARIES UNDER U.S. GAAP	$158,187	$702,838

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars, Except Par Value)

SHAREHOLDERS' EQUITY	2002	2003
Capital stock, $10 par value;		
Authorized-24,600,000 thousand shares		
Issued:		
Common stock-20,266,619 thousand shares in 2003 and 18,622,887 thousand shares in 2002	$186,228,867	$202,666,189
Preferred stock-1,300,000 thousand shares in 2002	13,000,000	-
Capital surplus	57,004,789	56,855,885
Retained earnings:		
Appropriated as legal reserve	18,641,108	20,802,137
Appropriated as special reserve	-	68,945
Unappropriated earnings	22,151,089	50,229,008
Unrealized loss on long-term investments	(194,283)	(35)
Cumulative translation adjustments	945,129	225,408
Treasury stock	(1,923,492)	(1,633,228)
TOTAL SHAREHOLDERS' EQUITY UNDER ROC GAAP	295,853,207	329,214,309
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER ROC GAAP	$390,542,399	$407,400,531

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECONCILIATIONS OF SHAREHOLDERS' EQUITY

DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars)

	2002	2003
TOTAL SHAREHOLDERS' EQUITY UNDER ROC GAAP	$295,853,207	$329,214,309
U.S. GAAP Adjustments:		
- Adjustment to market value for trading securities	2,116,431	448,730
- U.S. GAAP adjustments on equity-method investees	(1,414,756)	(1,403,846)
- Adjustment to market value - available-for-sale securities		
- TSMC	18,611	379,664
- Equity-method investees	7,083	130,706
- Loss on impairment of assets	(10,916,070)	(11,108,126)
- Reversal of depreciation on assets impaired under U.S. GAAP	2,910,952	4,453,059
- Effect of U.S. GAAP adjustments on deferred income tax	(4,061)	37,802
- Goodwill		
- Carrying value difference for 68% purchase of TASMC	52,212,732	52,212,732
- Accumulated amortization	(14,895,672)	(13,647,022)
- Capital stock payment for technology transfer	(49,500)	-
- Derivative financial instruments	(516,278)	39,048
- Bonuses to employees, directors and supervisors	(1,597,497)	(3,530,225)
- Accrued pension expense	(39,772)	(40,263)
- Minority interest	(62,688)	(13,447)
- Mandatory redeemable preferred stock	(13,000,000)	-
	14,769,515	27,958,812
TOTAL SHAREHOLDERS' EQUITY UNDER U.S. GAAP	310,622,722	357,173,121
MANDATORY REDEEMABLE PREFERRED STOCK	13,000,000	-
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY UNDER U.S. GAAP	$420,528,150	$439,852,792

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars)

	2002	2003
GROSS SALES	$166,187,670	$207,279,137
SALES RETURNS AND ALLOWANCES	(3,886,462)	(4,282,325)
NET SALES	162,301,208	202,996,812
COST OF SALES	(109,988,058)	(128,113,334)
GROSS PROFIT	52,313,150	74,883,478
OPERATING EXPENSES		
Research and development	11,725,035	12,712,695
General and administrative	6,767,756	8,199,965
Marketing	2,231,320	2,670,237
Total Operating Expenses	20,724,111	23,582,897
INCOME FROM OPERATIONS	31,589,039	51,300,581
NON-OPERATING INCOME AND GAINS		
Gain on sales of investments-net	-	3,538,081
Interest	1,094,724	888,107
Gain on sales of property, plant and equipment	273,998	438,809
Technical service income	162,149	209,764
Royalty income	527,126	-
Other	291,860	594,551
Total Non-Operating Income and Gains	2,349,857	5,669,312
NON-OPERATING EXPENSES AND LOSSES		
Interest	2,616,740	1,891,009
Loss on impairment of property, plant and equipment and idle assets	244,430	1,506,199
Foreign exchange loss-net	120,568	755,100
Loss on impairment of long-term investments	795,674	652,718
Loss on sales of property, plant and equipment	221,955	374,126
Investment loss recognized by equity method-net	1,976,847	294,244
Amortization of premium from option contracts-net	419,513	153,783
Loss on sales of investment-net	101,221	-
Casualty loss-net	119,485	-
Other	100,315	164,069
Total Non-Operating Expenses and Losses	6,716,748	5,791,248
INCOME BEFORE INCOME TAX	27,222,148	51,178,645
INCOME TAX EXPENSE	(5,636,648)	(3,922,957)
INCOME BEFORE MINORITY INTEREST	21,585,500	47,255,688
MINORITY INTEREST IN LOSS OF SUBSIDIARIES	24,791	3,012
CONSOLIDATED NET INCOME	$21,610,291	$47,258,700

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECONCILIATIONS OF NET INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(In Thousand New Taiwan Dollars)

	2002	2003
NET INCOME UNDER ROC GAAP	$21,610,291	$47,258,700
U.S. GAAP Adjustments:		
- Adjustment to market value for trading securities	(1,819,760)	(1,667,701)
- U.S. GAAP adjustments on equity-method investees	61,677	(70,567)
- Reversal of depreciation on assets impaired under U.S. GAAP	1,455,476	1,483,526
- Reversal of additional write-off under ROC GAAP	-	104,614
- Income tax effect of U.S. GAAP adjustments	(1,421)	42,409
- Amortization of goodwill	1,290,733	1,281,730
- Amortization of capital stock payment for technology transfer	54,000	59,609
- Adjustment to market value for derivative financial instruments	445,938	555,326
- Bonuses to employees, directors and supervisors		
- Current year accrual	(1,597,497)	(3,530,225)
- Fair market value adjustment of prior year accrual	(6,911,423)	(6,441,054)
- Pension expense	8,587	(490)
- Stock-based compensation	-	(463,743)
- Minority interest effect of U.S. GAAP adjustments	(62,689)	49,241
	(7,076,379)	(8,597,325)
NET INCOME UNDER U.S. GAAP	14,533,912	38,661,375
Cumulative preferred dividends	(455,000)	(184,493)
INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS UNDER U.S. GAAP	$14,078,912	$38,476,882

12. Financial Forecast and Operation Results from 2002 to 2003: Not Applicable

TSMC is not required by Taiwan law to provide 2002 and 2003 financial forecast (see "Guidelines for Disclosure of Financial Forecast by Public Companies").

SPECIAL NOTES

1. Affiliates Information

(1) TSMC Affiliated Companies Chart



Taiwan Semiconductor Manufacturing Company, Ltd.
TSMC North America Shareholding: 100%
TSMC Europe B.V. Shareholding: 100%
TSMC Japan K.K. Shareholding: 100%
TSMC International Investment Ltd. Shareholding: 100%
TSMC Partners, Ltd. Shareholding: 100%
Emerging Alliance Fund Shareholding: 99.5%
Chi Cherng Investment Co., Ltd. Shareholding: TSMC: 35.7% Hsin Ruey: 64.3%
TSMC Shanghai Shareholding: 100%
Global Unichip Corp. Shareholding: 47.32%
VisEra Technology Co. Shareholding: 25%
TSMC Development, Inc. Shareholding: 100%
TSMC Technology, Inc. Shareholding: 100%
InveStar Semiconductor Development Fund (I) Shareholding: 97%
InveStar Semiconductor Development Fund (II) Shareholding: 97%
Hsin Ruey Investment Co., Ltd. Shareholding: TSMC: 35.7% Chi Cherng: 64.3%
WaferTech, LLC Shareholding: 99.996%

(2) TSMC Affiliated Companies
DECEMBER 31, 2003

Unit: NT(US, EUR, JPY) $K

Company	Date of Incorporation	Place of Registration	Capital Stock	Business Activities
TSMC North America	Jan. 18, 1988	San Jose, California, USA	US$11,000	Marketing & engineering support
Taiwan Semiconductor Manufacturing Company Europe B.V.	Mar. 04, 1994	Amsterdam, The Netherlands	EUR90.76	Marketing & engineering support
TSMC Japan K.K.	Sep. 10, 1997	Yokohama, Japan	JPY300,000	Marketing & engineering support
TSMC (Shanghai) Company Limited	Aug. 04, 2003	Shanghai, China	RMB463,512	IC and other wafer equipment manufacturing and marketing
TSMC International Investment Ltd.	Apr. 09, 1996	Tortola, British Virgin Islands	US$987,968	Investment
TSMC Technology, Inc.	Feb. 20, 1996	Delaware, USA	US$0.001	Investment
InveStar Semiconductor Development Fund, Inc.	Sep. 10, 1996	Cayman Islands	US$46,350	Investment
InveStar Semiconductor Development Fund, Inc.(II) LDC.	Aug. 25, 2000	Cayman Islands	US$52,839	Investment
TSMC Development, Inc.	Feb. 16, 1996	Delaware, USA	US$0.001	Investment
Wafertech, LLC	Jun. 03, 1996	Washington, USA	US$892,566	Wafer manufacturing, testing and marketing
TSMC Partners, Ltd.	Mar. 26, 1998	Tortola, British Virgin Islands	US$300	Investment
Emerging Alliance Fund, L.P.	Jan. 10, 2001	Cayman Islands	US$35,101	Investment
Hsin Ruey Investment Co., Ltd.	Jul. 13, 1998	Taipei, Taiwan	NT$840,000	Investment
Chi Cherng Investment Co., Ltd.	Jul. 15, 1998	Taipei, Taiwan	NT$840,000	Investment
Global Unichip Corporation	Jan. 22, 1998	Hsin-Chu, Taiwan	NT$825,000	IC research,development, manufacturing, testing and marketing
VisEra Technology Company Ltd.	Dec. 05, 2003	Hsin-Chu, Taiwan	NT$204,000	Electronic spare parts manufacturing, material wholesaling and retailing

(3) Business Scope of TSMC and its Affiliated Companies

TSMC and its affiliates work together to provide dedicated foundry services to our customers around the world. In addition, several of TSMC's affiliate companies are focused on investing in companies involved in design, manufacture, and other related business in semiconductor industries. In general, TSMC and its affiliates provide cross support in technology, capacity, marketing and services with an aim to maximize the synergy within the group, enabling TSMC to provide its customers with the best dedicated foundry services worldwide. The ultimate goal of this strategy is to ensure TSMC's leading position in the global foundry market.

(4) TSMC Shareholders Representing Both Holding Comapnies and Subordinates
DECEMBER 31, 2003

Unit: NT$K, except Shareholding

Reasoning	Name (Note1)	Shareholding (Note 2)		Date of Incorporation	Place of Registration	Capital	Business Activities
		Shares	Holding %				
				None			

The presumed interested parties representing both holding companies and subordinates include the company's Director, the shareholders conducting business on behavior of the company, and the shareholders holding more than 50% shares of the company.

Note 1: The same legal and natural persons apply a company name and a personal name, respectively.

Note 2: It shows the shareholdings to the holding company (excluding the holdings to the subordinates).

(5) Rosters of Directors, Supervisors, and Presidents of TSMC's Affiliated Companies

DECEMBER 31, 2003

Unit : NT$, except shareholding

Company	Title	Name	Shareholding Amount	%
TSMC North America	Director	F. C. Tseng	-	-
	Director	Rick Tsai	-	-
	President	Edward C. Ross	-	-
			(TSMC holds 11,000,000 shares)	(100%)
Taiwan Semiconductor Manufacturing Company Europe B.V.	Director	Morris Chang	-	-
	Director	Rick Tsai	-	-
	Director	Quincy Lin	-	-
	Director	Kees den Otter	-	-
	President	Kees den Otter	-	-
			(TSMC holds 200 shares)	(100%)
TSMC Japan K.K.	Chairman	Sachiaki Nagae	-	-
	Director	Morris Chang	-	-
	Director	F. C. Tseng	-	-
	Director	Rick Tsai	-	-
	Director	Makoto Onodera	-	-
	Director	Hisao Baba	-	-
	Supervisor	Lora Ho	-	-
	President	Hisao Baba	-	-
			(TSMC holds 6,000 shares)	(100%)
TSMC (Shanghai) Company Limited	Chairman	F. C. Tseng	-	-
	Director	C. C. Wei	-	-
	Director	Y. C. Chao	-	-
	Supervisor	Lora Ho	-	-
	President	Y. C. Chao	-	-
			(TSMC's investment US$56,000,000)	(100%)
TSMC International Investment Ltd.	Director	Morris Chang	-	-
	President	F. C. Tseng	-	-
			(TSMC holds 987,968,244 shares)	(100%)
TSMC Technology, Inc.	Chairman	Morris Chang	-	-
	President	Morris Chang	-	-
			(TSMC International Investment Ltd. holds 1,000 shares)	(100%)
InveStar Semiconductor Development Fund, Inc.	Director	Wendell Huang	-	-
			(TSMC International Investment Ltd. holds 45,000,000 shares)	(97.09%)
InveStar Semiconductor Development Fund,Inc. (II) LDC.	Director	Wendell Huang	-	-
			(TSMC International Investment Ltd. holds 51,300,000 shares)	(97.09%)
TSMC Development, Inc.	Chairman	Morris Chang	-	-
	President	Morris Chang	-	-
			(TSMC International Investment Ltd. holds 1,000 shares)	(100%)
WaferTech, LLC	Chairman	Morris Chang	-	-
	Director	Rick Tsai	-	-
	Director	Steve Tso	-	-
	President	Steve Tso	-	-
			(TSMC Development, Inc. holds 293,636,833 Preferred shares)	(99.996%)
TSMC Partners, Ltd.	Director	F. C. Tseng	-	-
	Director	Rick Tsai	-	-
	Director	Quincy Lin	-	-
	Director	Steve Tso	-	-
	Director	Richard L. Thurston	-	-
	Director	Lora Ho	-	-
			(TSMC holds 300,000 shares)	(100%)

(Continued)

Unit : NT$, except shareholding

Company	Title	Name	Shareholding	
			Amount	%
Emerging Alliance Fund, L.P.	NIL	NIL	(TSMC's investment US$34,925,000)	(99.50%)
Hsin Ruey Investment Co., Ltd.	Director	Rick Tsai (Representative of Chi Cherng Investment Co., Ltd.)	(Chi Cherng's investment NT$540,000,080)	(64.29%)
			(TSMC's investment NT$299,999,880)	(35.71%)
Chi Cherng Investment Co., Ltd.	Director	F. C. Tseng (Representative of Hsin Ruey Investment Co., Ltd.)	(Hsin Ruey's investment NT$540,000,080)	(64.29%)
			(TSMC's investment NT$299,999,880)	(35.71%)
Global Unichip Corporation	Chairman	F. C. Tseng	-	-
	Director	Ping Yang	-	-
	Director	Jim Lai	-	-
	Supervisor	Lora Ho	-	-
	President	Jim Lai	-	-
			(TSMC holds 39,040,000 shares)	(47.32%)
VisEra Technology Company Ltd.	Director	C. C. Wei	-	-
	Supervisor	Lora Ho	-	-
	President	N. S. Tsai	-	-
			(TSMC holds 5,100,000 shares)	(25%)

(6) Operational Highlights for TSMC Affiliated Companies

DECEMBER 31, 2003

Unit: NT$K, except EPS($)

Company	Capital Stock	Assets	Liabilities	Net Worth	Net Sales	Income from Operation	Net Income (net of tax)	Basic EPS (net of tax)	Note
TSMC North America	373,758	16,301,874	15,067,729	1,234,145	1,847,704	234,535	159,522	14.50	*
Taiwan Semiconductor Manufacturing Company Europe B.V.	3,869	57,388	32,766	24,622	166,633	14,040	(13)	(65.27)	
TSMC Japan K.K.	95,340	123,337	21,616	101,721	214,652	10,222	2,451	408.48	
TSMC (Shanghai) Company Limited	1,902,717	2,629,072	727,644	1,901,428	-	(1,306)	(1,306)	N/A	
TSMC International Investment Ltd.	33,569,185	33,753,498	11,098,755	22,654,743	1,035,940	1,035,940	876,814	0.89	
TSMC Technology, Inc.	0.034	986,917	1,255,971	(269,054)	58,159	11,038	(8,239)	(8,239.43)	*
InveStar Semiconductor Development Fund, Inc.	1,574,880	1,647,509	11,471	1,636,038	663,654	100,746	158,913	3.43	
InveStar Semiconductor Development Fund, Inc. (II) LDC.	1,795,364	1,292,541	1,108	1,291,433	33,652	(227,889)	(224,683)	(4.25)	
TSMC Development, Inc.	0.034	12,302,981	6,804,077	5,498,904	-	(22,480)	377,790	377,789.51	*
Wafertech, LLC	30,327,595	18,876,007	7,596,057	11,279,950	11,097,686	742,283	528,818	N/A	*
TSMC Partners, Ltd.	10,193	13,305,493	9,188,559	4,116,934	-	(5,589)	199,401	664.67	
Emerging Alliance Fund, L.P.	1,192,645	708,286	-	708,286	7,658	(26,965)	(219,190)	N/A	
Hsin Ruey Investment Co., Ltd.	840,000	1,405,450	1,200	1,404,250	1,665	1,486	(1,290)	N/A	
Chi Cherng Investment Co., Ltd.	840,000	1,405,002	787	1,404,215	(824)	(1,002)	(840)	N/A	
Global Unichip Corporation	825,000	1,182,439	328,779	853,660	918,875	(85,843)	(88,517)	(1.20)	
VisEra Technology Company Ltd.	204,000	225,754	24,830	200,924	23,607	(3,084)	(3,076)	(0.15)	

* Based on US GAAP

NOTE: Foreign exchange rate for balance sheet amounts are as follows:

$1 USD=$33.978 NT
$1 EUR=$42.63 NT
$1 JPY=$0.3178 NT
$1 RMB=$4.105 NT

Foreign exchange rate for income statement amounts are as follows:

$1 USD=$34.423 NT
$1 EUR=$39.0 NT
$1 JPY=$0.2974 NT
$1 RMB=$4.159 NT

2. Combined Financial Statements & Independent Accountants' Report

REPRESENTATION LETTER

The combined balance sheet as of December 31, 2003 and the combined statement of income for the year ended December 31, 2003 of Taiwan Semiconductor Manufacturing Company Ltd., and affiliates are in conformity with the requirements on public companies and their affiliates, taken as a whole, of Securities and Futures Commission (SFC) in the Republic of China (ROC), the ROC regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

The accounting records underlying the combined balance sheet and the combined statement of income accurately and fairly reflect, in reasonable detail, the transactions of the Taiwan Semiconductor Manufacturing Company Ltd., its consolidated subsidiaries and affiliates. There are no plans or intentions that may materially affect the carrying values or classifications of assets and liabilities.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

By

MORRIS CHANG
Chairman

English Translation of a Report Originally Issued in Chinese

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the combined balance sheet as of December 31, 2003 and the related combined statement of income for the year then ended of Taiwan Semiconductor Manufacturing Company Ltd. and affiliates. Our review was made in accordance with the Guidelines for the Review of Combined Financial Statements of Affiliates. It is substantially less in scope than an examination in accordance with auditing standards generally accepted in the Republic of China (ROC), the objective of which is the expression of an opinion regarding the combined balance sheet and the combined statement of income taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the combined balance sheet and the combined statement of income referred to above in order for them to be in conformity with "Regulations Governing the Preparation of Affiliates' Combined Operating Report, Combined Financial Statements and Relationship Report" in the ROC, and the ROC regulation governing the preparation of financial statements of public company and the generally accepted accounting principles in the ROC.

Deloitte & Touche

Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
Established Deloitte & Touche Effective June 1, 2003)
Taipei, Taiwan
Republic of China
January 12, 2004

Notice to Readers

The accompanying combined financial statements were not prepared with a view to comply with the published guidelines of the United States Securities and Exchange Commission or the American Institute of Certified Public Accountants (AICPA) and have not been examined or otherwise reported upon under AICPA guidelines. They are not presented in accordance with generally accepted accounting principles in the United States of America for consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES
COMBINED BALANCE SHEET
(UNAUDITED)
DECEMBER 31, 2003
(In Thousand New Taiwan Dollars, Except Par Value)

ASSETS	2003	
	Amount	%
CURRENT ASSETS		
Cash and cash equivalents (Notes 2 and 4)	$103,426,957	26
Short-term investments (Notes 2 and 5)	13,922,621	3
Receivables from related parties (Note 21)	1,036,836	-
Notes receivable	10,021	-
Accounts receivable	28,644,803	7
Allowance for doubtful receivables (Note 2)	(1,020,398)	-
Allowance for sales returns and others (Note 2)	(2,135,843)	-
Other financial assets (Note 24)	1,389,123	-
Inventories-net (Notes 2 and 6)	12,195,066	3
Deferred income tax assets (Notes 2 and 15)	8,398,205	2
Prepaid expenses and other current assets (Note 2)	1,650,709	-
Total current assets	167,518,100	41
LONG-TERM INVESTMENTS (Notes 2, 7, and 19)		
Equity method	6,836,574	2
Cost method	3,222,159	1
Funds	270,616	-
Total long-term investments	10,329,349	3
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8, 11 and 21)		
Cost		
Land and land improvements	855,394	-
Buildings	79,778,533	19
Machinery and equipment	372,186,920	91
Office equipment	7,458,561	2
Total cost	460,279,408	112
Accumulated depreciation	(275,075,106)	(67)
Advance payments and construction in progress	26,890,519	7
Net property, plant and equipment	212,094,821	52
GOODWILL (Note 2)	8,685,388	2
OTHER ASSETS		
Deferred charges-net (Notes 2 and 9)	8,163,414	2
Deferred income tax assets (Notes 2 and 15)	1,111,367	-
Refundable deposits (Notes 21 and 23)	200,390	-
Idle assets (Note 2)	94,296	-
Assets leased to others (Note 2)	84,347	-
Miscellaneous	67,620	-
Total other assets	9,721,434	2
TOTAL ASSETS	$408,349,092	100

The accompanying notes are an integral part of the combined financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	2003 Amount	%
CURRENT LIABILITIES		
Short-term bank loans (Note 10)	$407,736	-
Payables to related parties (Note 21)	3,248,289	1
Accounts payable	6,517,548	2
Payables to contractors and equipment suppliers	7,356,310	2
Accrued expenses and other current liabilities (Note 24)	8,930,551	2
Current portion of long-term liabilities (Notes 11 and 12)	5,005,489	1
Total current liabilities	31,465,923	8
LONG-TERM LIABILITIES		
Long-term bank loans (Note 11)	8,817,506	2
Long-term bonds payables (Note 12)	30,000,000	7
Other long-term payables (Note 13)	3,306,388	1
Total long-term liabilities	42,123,894	10
OTHER LIABILITIES		
Accrued pension cost (Notes 2 and 14)	2,608,443	1
Guarantee deposits (Note 23)	763,888	-
Others	1,483,245	-
Total other liabilities	4,855,576	1
MINORITY INTEREST IN AFFILIATES (Note 2)	689,390	-
Total liabilities	79,134,783	19
SHAREHOLDERS' EQUITY (Notes 2 and 17)		
Common stock-$10 par value		
Authorized: 24,600,000 thousand shares		
Issued: 20,266,619 thousand shares	202,666,189	50
Capital surplus:		
Merger and others (Note 2)	56,802,829	14
Treasury stock (Notes 3 and 19)	53,056	-
Retained earnings:		
Appropriated as legal reserve	20,802,137	5
Appropriated as special reserve	68,945	-
Unappropriated earnings	50,229,008	12
Others:		
Unrealized loss on long-term investments (Note 2)	(35)	-
Cumulative translation adjustments (Note 2)	225,408	-
Treasury stock (at cost)-40,597 thousand shares (Notes 2 and 19)	(1,633,228)	-
Total shareholders' equity	329,214,309	81
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$408,349,092	100

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES
COMBINED STATEMENT OF INCOME
(UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2003
(In Thousand New Taiwan Dollars, Except Combined Earnings Per Share)

	2003	
	Amount	%
GROSS SALES (Notes 2, 21 and 25)	$207,675,137	
SALES RETURNS AND ALLOWANCES (Note 2)	(4,285,314)	
NET SALES	203,389,823	100
COST OF SALES (Notes 16 and 21)	128,363,461	63
GROSS PROFIT	75,026,362	37
OPERATING EXPENSES (Notes 21 and 25)		
Research and development	12,864,899	6
General and administrative	8,241,084	4
Marketing	2,700,103	2
Total operating expenses	23,806,086	12
INCOME FROM OPERATIONS	51,220,276	25
NON-OPERATING INCOME AND GAINS (Note 25)		
Gain on sales of investments-net (Note 2)	3,540,249	2
Interest (Notes 2 and 24)	894,381	1
Gain on sales of property, plant and equipment (Note 2)	438,809	-
Technical service income (Notes 21 and 22)	209,764	-
Other (Note 21)	595,959	-
Total non-operating income and gains	5,679,162	3

(Continued)

	2003	
	Amount	%
NON-OPERATING EXPENSES AND LOSSES (Note 25)		
Interest (Notes 2, 8 and 24)	$1,891,450	1
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,506,199	1
Foreign exchange loss-net (Notes 2 and 24)	758,269	1
Loss on impairment of long-term investments (Note 2)	652,718	-
Loss on sales of property, plant and equipment (Note 2)	374,132	-
Investment loss recognized by equity method-net (Notes 2 and 7)	260,470	-
Amortization of premium from option contracts-net (Notes 2 and 24)	153,783	-
Other	172,708	-
Total non-operating expenses and losses	5,769,729	3
INCOME BEFORE INCOME TAX (Note 25)	51,129,709	25
INCOME TAX EXPENSE (Notes 2 and 15)	3,922,957	2
INCOME BEFORE MINORITY INTEREST	47,206,752	23
MINORITY INTEREST IN LOSS OF AFFILIATES (Notes 2 and 25)	51,948	-
COMBINED NET INCOME	$47,258,700	23

	Income Before Income Tax and Minority Interest	Combined Net Income
COMBINED EARNINGS PER SHARE (Note 20)		
Basic earnings per share	$2.52	$2.33
Diluted earnings per share	$2.52	$2.33

The accompanying notes are an integral part of the combined financial statements.

(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (ROC) corporation, was incorporated as a venture among the Government of the ROC, acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries: TSMC International Investment Ltd. (TSMC International), TSMC North America (TSMC-North America), Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe), TSMC Japan K.K. (TSMC-Japan), TSMC Shanghai Company Limited (TSMC Shanghai; a newly established entity in 2003), and TSMC Partners Ltd. (TSMC Partners). In addition, TSMC has the following consolidating subsidiaries: A 99.5% owned subsidiary, Emerging Alliance Fund, L.P. (Emerging Alliance) and two 36% owned affiliates-Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries-TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97% owned subsidiaries-InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.996% owned subsidiary, WaferTech, LLC (WaferTech). TSMC has two affiliates over which TSMC exercises significant influence: A 47% owned affiliate, Global UniChip Corporation (GUC), and a 25% owned affiliate, VisEra Technology Co., Ltd. (VisEra, a newly established entity in 2003). GUC signed a merger agreement with TSMC's 100% owned subsidiary, Ya Xin Technology, Inc. in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its affiliates as of December 31, 2003:


TSMC
100%
TSMC-North America
100%
TSMC- Japan
100%
TSMC International
100%
TSMC-Europe
100%
TSMC Partners
100%
TSMC Shanghai
36%
Chi Cherng
64%
64%
36%
Hsin Ruey
99.5%
Emerging Alliance
47%
GUC
25%
VisEra
100%
TSMC Technology
100%
TSMC Development
97%
InveStar
97%
InveStar II
99.996%
WaferTech

TSMC-North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC-Europe, TSMC-Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Shanghai is engaged in integrated circuits and other wafer equipment manufacturing and marketing. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. TSMC International is engaged in providing investment in companies involved in design, manufacture, and other related business in semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices. GUC is engaged in the designing, developing, manufacturing, testing and marketing of integrated circuits. VisEra is engaged in electronic spare parts manufacturing, material wholesaling and retailing activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements are presented in conformity with the "Regulations Governing the Preparation of Affiliates' Combined Operating Report, Combined Financial Statements and Relationship Report" in ROC and the ROC regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the ROC. Significant accounting policies are summarized as follows:

Combination

All significant inter-company balances and transactions have been eliminated in combined financial statements. The combined financial statements include, as of and for the year ended December 31, 2003, the accounts of all majority (directly and indirectly) owned subsidiaries of TSMC, and the accounts of GUC and VisEra that TSMC exercised significant influence on. Vanguard International Semiconductor Corporation (VIS), which was a combined entity in 2002, was already terminated the significant controlled relationship with TSMC, the combined financial statements as of and for the year ended December 31, 2003 do not include the accounts of VIS. TSMC and the foregoing's affiliates are hereinafter referred to collectively as the "Company".

Minority interests in the forementioned affiliates are presented separately in the combined financial statements.

Classification of Current and Non-current Assets and Liabilities

Current assets are those which expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, money market funds, government bonds acquired under repurchase agreements, bond funds and listed stocks. The investments are carried at the lower of cost or market value. Cash dividends are recorded as investment income in the current period. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value. The cost of investments sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the average of bid and ask prices of the government bonds. The market value of funds is determined using the net asset value of the funds, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and write-off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less. Scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company's proportionate share in the net income or net loss of investee companies is recognized as components of the "Investment income/loss recognized by equity method-net" account. When equity investments are made, the difference, if any, between the cost of investment and the Company's proportionate share of investee's net book value is amortized using the straight-line method over five years and is recorded as a component of the "investment income/loss recognized by equity method-net" account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. In the event an investee uses its capital surplus (excluding any reserve for asset revaluation) to offset its accumulated deficit, the Company records a corresponding entry equivalent to its proportionate share of the investee's adjustment.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount recorded as a reduction to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of investments sold are determined using the weighted-average method.

When investments in publicly-traded stocks are reclassified from long-term to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying value.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders' equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company's ownership percentage in the investee companies until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company's ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements-20 years; buildings-10 to 20 years; machinery and equipment-2 to 10 years; and office equipment-3 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of software and system design costs, technology license fees and other charges. The amounts are amortized as follows: software and system design costs-2 or 5 years, technology license fees-the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

TSMC and GUC record net periodic pension costs on the basis of actuarial calculations. TSMC and GUC amortize unrecognized net gains or losses and unrecognized net transition obligation over 25 years and 15 years, respectively.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the current method.

Adjustments to prior years' tax liabilities are added to or deducted from the current year's tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Foreign-Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage its currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

Translation of Foreign-Currency Financial Statements

ROC SFAS No. 14, "Accounting for Foreign-Currency Transactions," applies to foreign subsidiaries that use the local foreign currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities-current rate on balance sheet date; shareholders' equity-historical rate; income and expenses-weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

3. SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with affiliates that have been eliminated upon combination are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payables to related parties	$1,184,642	WaferTech
		16,026	TSMC-Europe
		28,150	TSMC-Japan
		12,241	TSMC-North America
		10,792	TSMC Technology
	Receivables from related parties	13,946,638	TSMC-North America
		1,232	TSMC Technology
		15,339	GUC
	Sales	117,758,911	TSMC-North America
		549,471	GUC
	Purchases	11,433,083	WaferTech
	Marketing expenses-commissions	215,202	TSMC-Japan
		154,262	TSMC-Europe
	Other non-operating income	2,794	WaferTech
TSMC International	Other receivables	2,038,680	TSMC Development
	Other receivables	339,780	TSMC Technology
	Interest receivable	198,805	TSMC Technology
	Interest receivable	1,787	TSMC Development
	Deferred revenue	670,970	TSMC Technology
	Interest income	14,343	TSMC Technology
	Interest income	1,810	TSMC Development
TSMC Partners	Other receivables	10,427,786	TSMC International
	Other receivables	2,718,240	TSMC Development
	Interest receivable	2,382	TSMC Development
	Deferred revenue	9,188,559	TSMC International
	Interest income	174,579	TSMC International
	Interest income	2,414	TSMC Development
TSMC Technology	Accounts receivable	2,194	WaferTech
	Management service income	25,112	WaferTech
	Technical service income	13,229	WaferTech

4. CASH AND CASH EQUIVALENTS	2003
Cash and bank deposits	$97,479,598
Government bonds acquired under repurchase agreements	5,947,359
	$103,426,957

5. SHORT-TERM INVESTMENTS	2003
Government bonds	$7,692,595
Money market funds	3,068,213
Government bonds acquired under repurchase agreements	1,800,000
Bond funds	1,311,085
Listed stocks	50,728
	$13,922,621
Market value	$14,366,355

6. INVENTORIES-NET	2003
Finished goods	$2,896,769
Work in process	9,155,981
Raw materials	465,745
Supplies and spare parts	1,052,075
	13,570,570
Less-allowance for losses	(1,375,504)
	$12,195,066

7. LONG-TERM INVESTMENTS	2003	
	Carrying Value	% of Ownership
Shares of stock		
Equity method:		
Publicly traded stocks		
VIS	$4,077,198	28
Non-publicly traded stocks		
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,759,376	32
	6,836,574	
Cost method:		
Common stocks		
Publicly traded stocks		
RichTek Technology Corp.	26,728	5
Non-publicly traded stocks		
United Gas Co., Ltd.	193,584	11
Global Testing Corp.	179,905	10
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7
Global Investment Holding, Inc.	104,144	6
EoNex Technologies, Inc.	103,580	6
Hong Tung Venture Capital	83,916	10
Procoat Technology Co., Ltd.	65,922	10
W.K. Technology Fund IV	50,000	2
Advanced Power Electronics Corp.	46,761	5
Conwise Technology Co., Ltd.	33,268	14
EON Technology, Inc.	32,788	8
TrendChip Technologies, Corp.	29,262	5
Auden Technology Mfg. Co., Ltd.	28,341	4
Ralink Technologies, Inc.	26,889	5
Goyatek Technology, Inc.	24,689	8
ChipStrate Technology, Inc.	10,451	9
Signia Technologies, Inc.	10,442	6
Programmable Microelectronics (Taiwan) Corp.	8,612	4
eChannel Option Holding, Inc.	8,515	6
Capella Microsystems, Inc.	5,306	-
GeoVision, Inc.	4,477	1
eLCOS Microdisplay Technology, Ltd.	917	1
	1,183,497	
Preferred stocks		
Non-publicly traded stocks		
Sonics, Inc.	224,646	10
Reflectivity, Inc.	142,436	15
Monolithic Power Systems, Inc.	134,092	16
Atheros Communications, Inc.	122,086	-
Tropian, Inc.	119,306	5
eLCOS Microdisplay Technology, Ltd.	118,920	-

(Continued)

	2003	
	Carrying Value	% of Ownership
Memsic, Inc.	$103,964	23
Quicksilver Technology	84,548	4
Pixim, Inc.	80,932	3
Kilopass Technology, Inc.	67,956	19
Fang Tek, Inc.	67,956	44
NanoAmp Solutions, Inc.	62,946	4
NetLogic Microsystems, Inc.	62,859	1
Alchip Technologies, Ltd.	57,763	-
Ikanos Communication, Inc.	55,206	3
SiRF Technology Holdings, Inc.	49,753	1
OEpic Inc.	44,741	8
Advanced Analogic Technologies, Inc.	42,844	2
Integrated Memory Logic, Inc.	41,480	12
Axiom Microdevices Inc.	33,978	5
Optichron Inc.	33,978	6
NuCORE Technology, Inc.	33,978	2
Silicon Data, Inc.	25,484	7
XHP Microsystem, Inc.	25,483	6
Newport Opticom Inc.	22,139	15
Angstron Systems, Inc.	16,996	6
Iridigm Display, Co.	16,989	1
NextIO, Inc.	16,989	3
Zenesis Technologies, Inc.	16,989	4
IP Unity	16,781	2
Accelerant Networks, Inc.	15,630	1
Match Lab, Inc.	14,866	11
Quake Technologies, Inc.	11,340	1
LightSpeed Semiconductor Corp.	11,172	2
Sensory, Inc.	10,618	5
Oridus, Inc.	10,193	8
Audience, Inc.	8,495	2
LeadTONE Wireless, Inc.	4,462	6
Capella Microsystems, Inc.	4,134	3
Incentia Design Systems, Inc.	3,126	2
Mosaic Systems	408	6
	2,038,662	
Funds		
Horizon Ventures	229,669	-
Crimson Asia Capital	40,947	-
	270,616	
	$10,329,349	

The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees for the same period as the Company. The investment gains (losses) of the investee companies consisted of the following:

	2003
SSMC	($310,821)
VIS	50,351
	($260,470)

The aggregate market value of the publicly traded stocks accounted for using the cost method was $510,995 thousand as of December 31, 2003.

On January 8, 2003, TSMC's investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share of which TSMC purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

8. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2003
Land improvements	$154,062
Buildings	31,665,779
Machinery and equipment	238,453,889
Office equipment	4,801,376
	$275,075,106

Information on the status of expansion or construction plans of the Company's manufacturing facilities as of December 31, 2003 is as follows:

Construction/ Expansion Plan	Estimated Complete Costs	Accumulated Expenditures	Actual Date of Starting Operations	Expected Date of Starting Operations
Fab 12 Phase 1	$85,364,800	$82,722,100	March 2002	-
Fab 14 Phase 1	67,047,200	27,189,600	-	2nd half of 2004 at the earliest
Three in one construction (Note 23n)	202,719	154,630	-	May 2004

For the year ended December 31, 2003, interest expense (before deducting capitalized amounts of NT$139,516 thousand in 2003) was NT$2,030,966 thousand. The interest rates used for the purposes of calculating the capitalized amount were between 1.770% and 5.283% in 2003.

9. DEFERRED CHARGES-NET	2003
Technology license fees	$5,084,684
Software and system design costs	2,764,305
Others	314,425
	$8,163,414

10. SHORT-TERM BANK LOANS	2003
Unsecured loan in US dollars:	
US$12,000 thousand, annual interest at 1.52%	$407,736

As of December 31, 2003, TSMC provided NT$1,359,120 thousand (US$40,000 thousand) guarantee for the benefit of TSMC-North America for the above loan.

Unused credit lines as of December 31, 2003 aggregated approximately US$38,000 thousand.

11. LONG-TERM BANK LOANS	2003
Secured loan:	
US$199,000 thousand, repayable by February 2005, annual floating interest at 1.8275%	$6,761,622
Science Park Administration (SPA), repayable by October 2008, annual interest is zero	22,693
Unsecured loan:	
US$60,000 thousand, repayable by December 2006, annual interest at 1.56%	2,038,680
	8,822,995
Current portion	(5,489)
	$8,817,506

As of December 31, 2003, TSMC provided NT$16,989,000 thousand (US$500,000 thousand) guarantee for the benefit of TSMC Development and WaferTech's US$ secured loan above. In addition, all assets of WaferTech with carrying amount of approximately NT$18,876,007 thousand (US$555,536 thousand) are pledged for the US$ secured loan. WaferTech is required to be in compliance with certain financial covenants beginning December 31, 2002 under the US$ secured loan agreement above. As of December 31, 2003, WaferTech was in compliance with all such financial covenants. Under the unsecured loan agreement above, the Company is required to be in compliance with certain financial covenants which, if violated, could result in the payment of this obligation becoming due prior to the originally scheduled maturity date. The Company was in compliance with these financial covenants as of December 31, 2003. As of December 31, 2003, NT$17,250 thousand of time deposits of GUC is pledged for the aforementioned loan from SPA.

Unused credit lines for long-term bank loans as of December 31, 2003 aggregated approximately US$241,000 thousand.

As of December 31, 2003, future minimum principal payments under the Company's long-term bank loan arrangements are as follows:

Year	Amount
2004	$5,489
2005	6,767,111
2006	2,044,169
2007	4,137
2008	2,089
	$8,822,995

12. BONDS	2003
Domestic unsecured bonds:	
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	$5,000,000
Issued from December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000
Issued from January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3% annual interest payable annually, respectively	15,000,000
	$35,000,000

As of December 31, 2003, future principal payments for TSMC's bonds are as follows:

Year of Repayment	Amount
2004	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000
	$35,000,000

13. OTHER LONG-TERM PAYABLES

Other long-term payables consist primarily of license arrangements entered by TSMC for certain semiconductor-related patents. Future minimum payments under the agreements as of December 31, 2003 are as follows:

Year	Amount
2004	$1,603,090
2005	1,284,698
2006	458,703
2007	475,692
2008	271,824
2009 and thereafter	815,471
	$4,909,478

14. PENSION PLAN

TSMC and GUC have defined benefit plans for all regular employees that provide benefits based on length of service and average monthly salary for the six-month and one-month period prior to retirement, respectively.

TSMC and GUC contribute at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee's name with the Central Trust of China.

For the year ended December 31, 2003, the changes in the Fund and accrued pension costs are summarized as follows:

	2003
a. Components of pension cost	
Service cost	$505,554
Interest cost	110,094
Projected return on plan assets	(41,261)
Amortization	2,657
Net pension cost	$577,044
b. Reconciliation of the fund status of the plan and unfunded accrued pension cost	
Benefit obligation	
Vested benefit obligation	$27,856
Nonvested benefit obligation	2,190,233
Accumulated benefit obligation	2,218,089
Additional benefits based on future salaries	1,762,504
Projected benefit obligation	3,980,593
Fair value of plan assets	(1,212,553)
Funded status	2,768,040
Unrecognized net transitional obligation	(144,064)
Unrecognized net loss	(15,533)
Unfunded accrued pension cost	$2,608,443
c. Actuarial assumptions	
Discount rate used in determining present values	3.25%-3.50%
Future salary increase rate	3.00%-5.00%
Expected rate of return on plan assets	2.75%-3.25%
d. Contributions to pension fund	$183,012
e. Payments from pension fund	$3,490

15. INCOME TAX

a. A reconciliation of income tax expense based on income before income tax and minority interest at the statutory rate and current income tax expense before income tax credits is as follows:

	2003
Income tax expense based on income before income tax and minority interest at the statutory rate	$12,881,547
Tax-exempt income	(5,255,750)
Temporary and permanent differences	(732,518)
Current income tax expense before income tax credits	$6,893,279

b. Income tax expense consists of:

	2003
Current income tax expense before income tax credits	$6,893,279
Additional 10% tax on the unappropriated earnings	1,273,482
Income tax credits	(7,917,070)
Other income tax	7,988
Net change in deferred income tax liabilities (assets)	
Net operating loss	(520,780)
Investment tax credits	872,403
Temporary differences	(2,388,217)
Valuation allowance	5,701,814
Adjustment of prior years' taxes	58
Income tax expense	$3,922,957

c. Deferred income tax assets (liabilities) consist of the following:

	2003
Current	
Investment tax credits	$8,339,288
Temporary differences	387,285
Net operating loss	3,093
Valuation allowance	(331,461)
	$8,398,205
Noncurrent	
Net operating loss	$8,438,732
Investment tax credits	17,414,604
Temporary differences	(6,267,041)
Valuation allowance	(18,474,928)
	$1,111,367

d. Integrated income tax information:

The balance of TSMC's imputation credit account as of December 31, 2003 was NT$2,832 thousand.

The expected creditable ratio for 2003 was 0.01%.

The amount of imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the distribution of the imputation credits are made.

e. All retained earnings generated prior to December 31, 1997 were appropriated as of December 31, 2003.

f. As of December 31, 2003, the Company's investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchases of machinery and equipment	$8,205,151	$3,939,939	2004
		3,792,734	3,792,734	2005
		4,823,863	4,823,863	2006
		1,680,360	1,680,360	2007
		$18,502,108	$14,236,896	
Statute for Upgrading Industries	Research and development expenditures	$2,274,496	$2,274,496	2004
		3,131,141	3,131,141	2005
		3,342,245	3,342,245	2006
		2,322,213	2,322,213	2007
		$11,070,095	$11,070,095	
Statute for Upgrading Industries	Personnel training	$48,097	$48,097	2004
		28,886	28,886	2005
		27,357	27,357	2006
		378	378	2007
		$104,718	$104,718	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$203,319	$203,319	2004
		138,864	138,864	2005
		$342,183	$342,183	

As of December 31, 2003, the net operating loss carryforwards were generated from WaferTech, TSMC Development, TSMC Technology and GUC, and will expire at various dates from 2008 to 2023.

g. The sales attributable to the following expansion and construction of TSMC's manufacturing plants are exempt from income tax for the following period:

	Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8-modules B	2002 to 2005
Expansion of Fab 2-modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

h. The tax authorities have examined income tax returns of TSMC through 2000. However, TSMC is contesting the assessment by the tax authority for 1992, 1993, 1997 and 1998. TSMC believes that any additional assessment would not have a material adverse effect on TSMC.

16. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE	For the Year Ended December 31, 2003		
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost			
Salary	$9,023,743	$4,744,710	$13,768,453
Labor and health insurance	477,299	251,547	728,846
Pension	380,210	197,355	577,565
Other	339,547	305,127	644,674
Depreciation	61,990,348	2,423,189	64,413,537
Amortization	1,385,961	3,418,395	4,804,356
	$73,597,108	$11,340,323	$84,937,431

17. SHAREHOLDERS' EQUITY

Capital, Capital Surplus and Retained Earnings

TSMC has issued 585,898 thousand ADSs, which are traded on the NYSE as of December 31, 2003. The total number of common shares represented by all issued ADSs is 2,929,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be distributed as stock dividends.

TSMC's Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a. 10% legal reserve; until the amount of total legal reserve equals TSMC's total paid-in capital;

b. Special reserve in accordance with relevant laws or regulations;

c. Remunerations to directors and supervisors and bonuses to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d. Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, TSMC amended its Articles of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e. The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are usually made in the form of a stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of TSMC's outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of TSMC.

A special reserve equivalent to the debit balance of any account shown in the shareholder's equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the ROC Securities and Futures Commission (SFC). The special reserve is allowed to be appropriated when the debit balance of such account is reversed.

The appropriations of earnings for 2002 were approved in the shareholders' meeting on June 3, 2003. The appropriations and dividends per share are as follows:

	Appropriation of Earnings	Dividend Per Share (NT$)
Legal reserve	$2,161,029	-
Special reserve	68,945	-
Bonus paid to employees-in stock	1,539,013	-
Preferred stock dividend-in cash	455,000	0.35
Common stock dividend-in stock	14,898,309	0.80
Remuneration to directors and supervisors-in cash	58,485	-
	$19,180,781	

The above appropriation of earnings for 2002 is consistent with the resolution of the March 4, 2003 board of directors meeting. If the above employee bonus and remuneration to directors and supervisors had been paid in cash and charged against income for 2002, the basic earnings per share for the year ended December 31, 2002 would decrease from NT$1.14 to NT$1.05. The shares distributed as a bonus to employees represented 0.83% of TSMC's total outstanding common shares as of December 31, 2002.

As of January 12, 2004, the board of directors had not resolved the earnings appropriation for fiscal year 2003.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the TSMC on earnings generated as of January 1, 1998. An imputation credit account is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

Preferred Stock

TSMC issued 1,300,000 thousand shares of unlisted Series A-preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC's Articles of Incorporation, as amended on June 3, 2003, TSMC is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and the related terms and conditions prior to redemption:

Preferred Shareholders

a. Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b. Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c. Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d. Have voting rights similar to that of the holders of common shares.

e. Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the TSMC's related obligations remain the same until the preferred shares are redeemed by the TSMC.

18. STOCK-BASED COMPENSATION PLANS

On October 29, 2003 and June 25, 2002, the SFC approved TSMC's Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan was 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC and its subsidiaries, including TSMC-North America and WaferTech. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of TSMC's common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 51,485 thousand option rights that were never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired as of December 31, 2003.

Information of outstanding stock option rights under the 2003 Plan and the 2002 Plan is as follows:

	2003 Plan		2002 Plan	
	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Prices (NT$)	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Prices (NT$)
Balance, January 1, 2003	-	-	19,369	46.86-48.70
Options granted	843	66.5	32,031	38.23-53.76
Options cancelled	(1)	66.5	(2,885)	38.23-53.76
Balance, December 31, 2003	842		48,515	

For the 2002 Plan, the number of outstanding option rights and their exercise prices have been adjusted to reflect the issuance of stock dividends in accordance with the 2002 Plan.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the WaferTech Plans) under which officers, key employees and non-employee directors may be granted stock option rights. The WaferTech Plans provide for 15,150 thousand option rights available for grant. For option rights granted to date, the option purchase price was equal to or exceeded the fair market value at the date of grant. As of December 31, 2003, 672 thousand stock options remain outstanding. The options will expire if not exercised at specified dates ranging from May 2006 and June 2011. No options were granted during the years ended December 31, 2003 as a result of the implementation of the Stock Option Buyback Program as described below.

WaferTech Buyback Program

In December 2000, WaferTech implemented a Stock Option Buyback Program (Buyback). The Buyback program provides employees with the right to sell back to WaferTech all vested stock options and outstanding ownership interests granted under the WaferTech Plans. The repurchase price for outstanding ownership interests is US$6. The repurchase price for vested stock options is US$6 less the exercise price of the option. As of December 31, 2003, WaferTech has repurchased 3,253 thousand outstanding ownership interests at a cost of US$19,519 thousand, and 6,913 thousand vested stock option rights at a cost of US$34,483 thousand. As of December 31, 2003, 164 thousand stock options are vested and may be sold back to WaferTech, and US$2,681 thousand was accrued in connection with the Buyback program.

Stock Appreciation Rights

In December 2000, WaferTech and TSMC-North America implemented a stock appreciation rights program (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through Stock Appreciation Rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech and TSMC-North America that is the excess of the market price of TSMC common stock on TSE on the date of exercise over the exercise price. As of December 31, 2003, WaferTech and TSMC-North America accrued US$1,735 thousand and US$3,032 thousand, respectively, in connection with the Appreciation. During 2002, benefits under the Appreciation plan for TSMC-North America were replaced by the stock option plans as described in Note 17. Accordingly, TSMC-North America does not intend to provide additional Appreciation plan benefits subsequent to the adoption of the stock option plans.

19. TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Dividend Distributed	Share Sold	Ending Shares
Year ended December 31, 2003				
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597

Proceeds from the sale of treasury stock for the year ended December 31, 2003 were NT$331,945 thousand. As of December 31, 2003, the book value of the treasury stock was NT$1,633,228 thousand and the market value was NT$2,548,788 thousand. TSMC's capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

20. EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)			EPS (Dollars)	
	Income Before Income Tax and Minority Interest	Combined Net Income	Share (Denominator) (Thousand)	Income Before Income Tax and Minority Interest	Combined Net Income
Year ended December 31, 2003					
Income	$51,129,709	$47,258,700			
Less-preferred stock dividends	(184,493)	(184,493)			
Basic earnings per share					
Income available to common shareholders	50,945,216	47,074,207	20,223,457	$2.52	$2.33
Effect of diluted securities-stock options	-	-	8,282		
Diluted earnings per share					
Income available to common shareholders	$50,945,216	$47,074,207	20,231,739	$2.52	$2.33

The potential common shares issuable under the employee stock option plans (see Note 18) are included in the denominator of the diluted EPS computation by using the treasury stock method under SFAS No. 24, "Earnings Per Share"; such shares resulted in a dilutive per share amount for the year ended December 31, 2003.

21. RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the financial statements, the following is a summary of significant related party transactions:

a. Industrial Technology Research Institute (ITRI), the Chairman of TSMC serves as one it its directors

b. Philips, a major shareholder of TSMC

c. Investees of TSMC

VIS

SSMC

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2003	
	Amount	%
For the year ended		
Sales		
Philips and its affiliates	$3,577,054	2
ITRI	60,171	-
SSMC	873	-
VIS	19	-
	$3,638,117	2
Purchase		
SSMC	$5,519,805	17
VIS	4,910,810	15
	$10,430,615	32
Manufacturing expenses-technical assistance fees		
Philips	$3,023,741	3
Sales of property, plant and equipment		
VIS	$15,125	3
Non-operating income and gains		
SSMC (primarily technical service income, see Note 23f)	$201,869	4
VIS	251	-
	$202,120	4
At December 31		
Receivables		
Philips and its affiliates	$895,063	86
VIS	118,503	11
SSMC	14,489	2
ITRI	8,781	1
	$1,036,836	100
Payables		
Philips and its affiliates	$1,579,568	49
VIS	1,034,074	32
SSMC	634,647	19
	$3,248,289	100
Refundable deposits-VIS (see Note 23h)	$150,840	76

Sales to related parties are based on normal selling prices and collection terms, except for sales of property, plant and equipment and technical assistance fees, which were in accordance with the related contracts.

22. SIGNIFICANT LONG-TERM LEASES

TSMC leases land from the SPA where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

TSMC-North America leases its office premises and certain equipment under non-cancelable operating agreements. TSMC-Europe and TSMC-Japan entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. Current annual rent payments aggregate to NT$118,787 thousand. The agreements can be renewed upon their expiration.

GUC leases land from the SPA. The agreement will expire in December 2021 and has annual rent payment of NT$1,892 thousand.

As of December 31, 2003 future remaining lease payments are as follows:

Year	Amount
2004	$351,128
2005	352,012
2006	351,759
2007	341,141
2008	320,271
2009 and thereafter	1,822,420
	$3,538,731

23. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2003 are as follows:

a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts TSMC pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC's production capacity.

c. Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d. Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2003, TSMC has a total of US$22,557 thousand of guarantee deposits.

e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2003, TSMC's equity interest in SSMC was 32%. TSMC and Philips are committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f. TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net sales of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, TSMC is relieved of further obligation to transfer additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h. TSMC entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for TSMC and agrees to manufacture certain logic devices or other products for TSMC's customers at prices agreed upon by TSMC and VIS. TSMC paid NT$1,200,000 thousand to VIS as a guarantee deposit for the capacity reservation. VIS shall return portions of the guarantee deposit without any interest to TSMC upon reaching certain purchase commitment by TSMC. The contract will remain in force for five years. As of December 31, 2003, the refundable deposit was NT$150,840 thousand.

i. Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to the cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

j. In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

k. In December 2003, TSMC entered into a Technology Development and License Agreement with Motorola Inc. to jointly develop 65nm SOI (silicon on insulator) technology. TSMC will also license related 90nm SOI technology from Motorola. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Motorola, Inc. and share a portion of the costs associated with the joint development project.

l. In December 2003, the Company filed a lawsuit in the US District Court of Northern California against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court. The probable outcome cannot be reasonably estimated.

m. Under an agreement with a certain company, TSMC Shanghai has the obligation to purchase certain assets within a specific period at the price agreed upon by both parties. TSMC Shanghai will compensate the other party in case of a breach of the agreement.

n. GUC, DAVICOM Semiconductor Inc and AMIC Technology Inc entered into a joint construction project for offices and facilities (three in one construction). Under the joint construction project, GUC is required to pay NT$202,719 thousand.

o. Amounts available under unused letters of credit as of December 31, 2003 were NT$6,480 thousand, US$1,294 thousand, EUR21 thousand and Singapore dollar $85 thousand. Among the unused letters of credit, TSMC-North America has an outstanding irrevocable standby letter of credit with a financial institution for US$1,294 thousand. The standby letter of credit was entered into as security to the landlord of TSMC-North America's office spaces in San Jose, California. In the event TSMC-North America defaults under this lease agreement, the landlord will draw on the standby letter of credit up to the amount of the default, but not to exceed the amount of the standby letter of credit. The standby letter of credit expires in October, 2004, and is renewable on an annual basis.

24. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f. Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

i. Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 8 attached;

j. Financial instrument transactions:

1) Derivative financial instruments

The Company entered into derivative financial instruments transactions for the year ended December 31, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a) Outstanding forward exchange contracts as of December 31, 2003

Financial Instruments	Maturity Period	Contract Amount (Nominal) (In Thousand)
Sell	January 2004 to July 2004	US$1,805,000 (US$/NT$)
Buy	January 2004	EUR7,500 (EUR/US$)
Buy	January 2004	JPY748,405 (JPY/US$)

As of December 31, 2003, receivables from forward exchange contracts (included in the "other financial assets" account) aggregate NT$76,385 thousand, and payables from forward exchange contracts (included in the "other current liabilities" account) aggregate NT$174,019 thousand. Net exchange gain for the year ended December 31, 2003 was NT$321,033 thousand.

As of December 31, 2003, the underlying assets and liabilities related to the above forward exchange contracts are as follows:

Assets and Liabilities	(In Thousand)
Time deposits	US$1,137,704
Accounts and notes receivable	US$789,927
Accounts payable	JPY889,850
Accounts payable	EUR9,364

b) Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest expense on these transactions for the year ended December 31, 2003 was NT$141,007 thousand.

Outstanding contracts as of December 31, 2003 were as follows:

Contract Date	Period	Contract Amount (In Thousand)
July 1, 1999	July 1, 1999 to June 28, 2004	US$2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$500,000

c) Option contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen and European currency obligations for purchases of machinery and equipment.

As of December 31, 2003, there were no outstanding option contracts.

For the year ended December 31, 2003, the Company realized premium income of NT$50,273 thousand and premium expense of NT$204,056 thousand.

d) Transaction risk

i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company's foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii) Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of December 31, 2003, the Company's future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

Term	Forward Exchange Contracts	
	Inflow (In Thousand)	Outflow (In Thousand)
Within one year	NT$61,230,306	US$1,821,340
	EUR7,500	
	JPY748,405	

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company's cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2) Fair value of financial instruments

	December 31, 2003	
	Carrying Amount	Fair Value
Non-derivative financial instruments		
Assets		
Cash and cash equivalents	$103,426,957	$103,426,957
Short-term investments	13,922,621	14,366,355
Receivables from related parties	1,036,836	1,036,836
Notes and accounts receivable	28,654,824	28,654,824
Other financial assets	1,389,123	1,389,123
Long-term investments	10,329,349	17,361,252
Refundable deposits	200,390	200,390
Liabilities		
Short-term bank loans	407,736	407,736
Payables to related parties	3,248,289	3,248,289
Accounts payable	6,517,548	6,517,548
Payables to contractors and equipment suppliers	7,356,310	7,356,310
Long-term bank loans (includes current portion)	8,822,995	8,822,995
Bonds payable (includes current portion)	35,000,000	35,850,377
Other long-term payables (includes current portion and other liabilities-others)	5,666,138	5,666,138
Guarantee deposits	763,888	763,888
Derivative financial instruments		
Forward exchange contracts (buy)	2,351	3,037
Forward exchange contracts (sell)	(99,984)	40,638
Interest rate swaps	-	2,093
Options	-	-

Fair values of financial instruments were determined as follows:

a) The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b) Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

c) Fair value of refundable deposits and guarantee deposits is based on carrying values.

d) The fair value of long-term bank loans is its carrying value with the floating interest rate. The fair value of bonds payable is the quoted market value. Fair value of other long-term payables approximates the carrying value.

e) Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3) Investment in Mainland China:

TSMC filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the aforementioned project and permitted direct investment in mainland China. Subsequently, TSMC entered into an investment related agreement with Shanghai Songjiang District People's Government on June 8, 2003. On August 4, 2003, TSMC Shanghai, a wholly-owned subsidiary of TSMC, was established. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. TSMC made a capital investment in TSMC Shanghai in the amount of US$56,000 thousand on October 8, 2003.

25. SEGMENT FINANCIAL INFORMATION

a. Geographic information:

2003	Overseas	Taiwan	Adjustments and Elimination	Combined
Sales to unaffiliated customers	$119,640,412	$83,749,411	$-	$203,389,823
Transfers between geographic areas	11,494,868	118,308,382	(129,803,250)	-
Total sales	$131,135,280	$202,057,793	($129,803,250)	$203,389,823
Gross profit	$2,476,145	$72,951,581	($401,364)	$75,026,362
Operating expenses				(23,806,086)
Non-operating income and gains				5,679,162
Non-operating expenses and losses				(5,769,729)
Income before income tax				$51,129,709
Minority interest loss				$51,948
Identifiable assets	$52,276,269	$359,859,703	($14,116,229)	$398,019,743
Long-term investments				10,329,349
Total assets				$408,349,092

b. Gross export sales

The export sales information is determined based on billed regions. Gross export sales for the year ended December 31, 2003 were NT$60,633,527 thousand. There were no export sales to a region that accounted for more than 10% of the Company's total sales.

c. Major customer

The Company only has one customer that accounts for more than 10% of its total sales. The sales to such customer amounted to NT$31,220,104 thousand in 2003, representing 15% of its total sales.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)
1	TSMC International	TSMC Technology	Other receivables	$538,585 (US$15,851)	$538,585 (US$15,851)
		TSMC Development	Other receivables	2,038,680 (US$60,000)	2,038,680 (US$60,000)
2	TSMC Partners	TSMC Development	Other receivables	2,718,240 (US$80,000)	2,718,240 (US$80,000)

Note 1: Not exceeding the issued capital of the Company.
Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

ENDORSEMENT/GUARANTEE PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement/ Guarantee Amounts
		Name	Nature of Relationship (Note 2)	
0	TSMC	TSMC Development	3	Not exceed 10% of the net worth of TSMC, and also limiting to the total paid-in capital of the endorsement/ guarantee company, unless otherwise approved by Board of Directors.
		TSMC-North America	2	
		WaferTech	3	

Note 1: 25% of the net worth of TSMC as of December 31, 2003.
Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Interest Rate	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousand)
				Item	Value		
4.25%	$-	Operating capital	$-	-	$-	N/A	$33,569,117 (US$987,968)
1.50%	-	Operating capital	-	-	-		(Note 1)
1.50%	-	Operating capital	-	-	-	N/A	(Note 2)

Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
$6,795,600 (US$200,000)	$2,038,680 (US$60,000)	$-	0.62%	$82,303,577
1,359,120 (US$40,000)	1,359,120 (US$40,000)	-	0.41%	
14,950,320 (US$440,000)	14,950,320 (US$440,000)	-	4.54%	

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
TSMC	Government bonds		
	2002 Government Bond Series A	-	Short-term investment
	2002 Government Bond Series E	-	Short-term investment
	1994 Government Bond Series C	-	Short-term investment
	Bonds with Repurchase Agreement	-	Short-term investment
	Money market funds		
	BOA Funds	-	Short-term investment
	GS Funds	-	Short-term investment
	Bond funds		
	JF Taiwan Bond Fund	-	Short-term investment
	ABN AMRO Bond Fund	-	Short-term investment
	Stock		
	Taiwan Mask Corp.	-	Short-term investment
	TSMC-North America	Subsidiary	Long-term investment
	TSMC-Europe	Subsidiary	Long-term investment
	TSMC-Japan	Subsidiary	Long-term investment
	VIS	Investee	Long-term investment
	TSMC International	Subsidiary	Long-term investment
	TSMC Partners	Subsidiary	Long-term investment
	SSMC	Investee	Long-term investment
	Emerging Alliance	Subsidiary	Long-term investment
	GUC	Investee	Long-term investment
	VisEra	Investee	Long-term investment
	United Gas Co., Ltd.	-	Long-term investment
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Long-term investment
	W.K. Technology Fund IV	-	Long-term investment
	Hon Tung Ventures Capital	-	Long-term investment

December 31, 2003				
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
-	$3,157,331	N/A	$3,169,046	
-	3,113,067	N/A	3,126,273	
-	1,422,197	N/A	1,426,995	
-	1,800,000	N/A	1,802,572	
40,000	1,359,120 (US$40,000)	N/A	1,359,120 (US$40,000)	
20,000	679,560 (US$20,000)	N/A	679,560 (US$20,000)	
34,343	500,000	N/A	503,421	
34,794	500,000	N/A	503,490	
7,094	27,744	2	132,967	
11,000	417,858	100	1,133,011	Treasury stock of NT$715,153 thousand is deducted from the carrying value.
-	24,622	100	24,622	
6	101,722	100	101,722	
787,016	4,077,198	28	10,465,676	
987,968	22,654,743	100	22, 654,743	
300	4,116,934	100	4,116,934	
382	2,759,376	32	2,759,376	
-	704,744	99	704,744	
39,040	368,434	47	403,962	
5,100	50,231	25	50,231	
16,783	193,584	11	282,754	
10,500	105,000	7	147,999	
5,000	50,000	2	57,051	
8,392	83,916	10	66,447	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Certificate		
	Chi Cherng	Investee	Long-term investment
	Hsin Ruey	Investee	Long-term investment
	Equity		
	Crimson Asia Capital	-	Long-term investment
	Horizon Ventures	-	Long-term investment
TSMC-North America	Stock		
	TSMC	Parent company	Long-term investment
Chi Cherng	Stock		
	TSMC	Parent company	Short-term investment
	Certificate		
	Hsin Ruey	Major shareholder	Long-term investment
Hsin Ruey	Stock		
	TSMC	Parent company	Short-term investment
	Certificate		
	Chi Cherng	Major shareholder	Long-term investment
TSMC International	Stock		
	InveStar	Subsidiary	Long-term investment
	InveStar II	Subsidiary	Long-term investment
	TSMC Development	Subsidiary	Long-term investment
	TSMC Technology	Subsidiary	Long-term investment
	3DFX Interactive Inc.	-	Long-term investment
	Money market fund		
	BOA Fund	-	Short-term investment
TSMC Development	Stock		
	WaferTech	Subsidiary	Long-term investment
InveStar	Stock		
	PLX Technology, Inc.	-	Short-term investment
	RichTek Technology Corp.	-	Short-term investment
	Programmable Microelectronics (Taiwan), Inc.	-	Long-term investment
	Global Testing Corp.	-	Long-term investment
	Chipstrate Technologies, Inc.	-	Long-term investment
	Capella Microsystems, Inc.	-	Long-term investment
	Signia Technologies, Inc.	-	Long-term investment

December 31, 2003				
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
-	$42,941	36	$501,505	Treasury stock of NT$458,564 thousand is deducted from the carrying value.
-	42,006	36	501,517	Treasury stock of NT$459,511 thousand is deducted from the carrying value.
N/A	40,947	N/A	40,947	
N/A	229,669	N/A	229,669	
13,101	715,153	-	822,491	
13,735	458,564	-	862,340	
-	902,033	64	902,033	
13,761	459,511	-	863,957	
-	902,909	64	902,909	
45,000	US$46,403	97	US$46,403	
51,300	US$36,901	97	US$36,901	
1	US$537,716	100	US$537,716	
1	(US$7,918)	100	(US$7,918)	
68	-	-	-	
30,300	US$30,300	N/A	US$30,300	
-	US$341,972	99	US$341,972	
93	US$180	-	US$786	
947	US$121	2	US$5,799	
575	US$203	3	US$203	
13,268	US$5,295	10	US$5,295	
6,660	US$308	9	US$308	
530	US$156	-	US$156	
701	US$206	4	US$206	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Advanced Power Electronics Corp.	-	Long-term investment
	RichTek Technology Corp.	-	Long-term investment
	Preferred stock		
	Integrated Memory Logic, Inc.	-	Long-term investment
	SiRF Technology Holdings, Inc.	-	Long-term investment
	Sensory, Inc.	-	Long-term investment
	LightSpeed Semiconductor Corporation	-	Long-term investment
	Tropian, Inc.	-	Long-term investment
	Sonics, Inc.	-	Long-term investment
	Atheros Communications, Inc.	-	Long-term investment
	NanoAmp Solutions, Inc.	-	Long-term investment
	Monolithic Power Systems, Inc.	-	Long-term investment
	Memsic, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Match Lab, Inc.	-	Long-term investment
	Oridus, Inc. (Creosys, Inc.)	-	Long-term investment
	Incentia Design Systems, Inc.	-	Long-term investment
	IP Unity	-	Long-term investment
InveStar II	Stock		
	WatchGuard Technologies, Inc.	-	Short-term investment
	RickTek Technology Corp.	-	Short-term investment
	eChannel Option Holding, Inc.	-	Long-term investment
	Elcos Microdisplay Technology, Ltd.	-	Long-term investment
	Signia Technologies, Inc.	-	Long-term investment
	Procoat Technology	-	Long-term investment
	Programmable Microelectronics (Taiwan), Inc.	-	Long-term investment
	Auden Technology MFG Co., Ltd.	-	Long-term investment
	GeoVision, Inc.	-	Long-term investment
	EoNex Technologies, Inc.	-	Long-term investment
	Conwise Technology Co., Ltd.	-	Long-term investment
	Eon Technology, Inc.	-	Long-term investment
	Goyatek Technology, Inc.	-	Long-term investment
	TrendChip Technologies Corp.	-	Long-term investment
	Ralink Technologies, Inc.	-	Long-term investment
	RickTek Technology Corp.	-	Long-term investment
	Preferred stock		
	Capella Microsystems, Inc.	-	Long-term investment
	Memsic, Inc.	-	Long-term investment
	Oepic, Inc.	-	Long-term investment
	NanoAmp Solutions, Inc.	-	Long-term investment
	Advanced Analogic Technology, Inc.	-	Long-term investment
	Monolithic Power Systems, Inc.	-	Long-term investment
	Sonics, Inc.	-	Long-term investment
	Newport Opticom, Inc.	-	Long-term investment
	Silicon Data, Inc.	-	Long-term investment

December 31, 2003				
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
2,750	US$1,376	5	US$1,376	
1,671	US$204	3	US$10,235	
1,831	US$1,221	12	US$1,221	
306	US$1,333	1	US$1,333	
1,404	US$312	5	US$312	
2,252	US$329	2	US$329	
1,758	US$1,916	3	US$1,916	
2,686	US$3,530	5	US$3,530	
1,607	US$3,593	-	US$3,593	
541	US$853	3	US$853	
2,521	US$2,000	12	US$2,000	
2,727	US$1,500	12	US$1,500	
1,064	US$1,192	5	US$1,192	
1,875	US$375	9	US$375	
1,500	US$300	8	US$300	
286	US$92	2	US$92	
1,008	US$494	2	US$494	
5	US$30	-	US$30	
465	US$346	1	US$2,848	
358	US$251	6	US$251	
270	US$27	1	US$27	
351	US$101	2	US$101	
4,165	US$1,940	10	US$1,940	
177	US$50	1	US$834	
953	US$834	4	US$1,151	
287	US$132	1	US$132	
55	US$3,048	6	US$3,048	
2,800	US$979	14	US$979	
2,800	US$965	8	US$965	
2,088	US$727	8	US$727	
2,000	US$861	5	US$861	
1,833	US$791	5	US$791	
785	US$583	2	US$4,804	
419	US$122	3	US$122	
2,289	US$1,560	10	US$1,560	
4,997	US$1,317	8	US$1,317	
250	US$1,000	1	US$1,000	
948	US$1,261	2	US$1,261	
804	US$1,946	4	US$1,946	
3,082	US$3,082	5	US$3,082	
1,157	US$402	9	US$402	
2,000	US$750	7	US$750	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account
	Reflectivity, Inc.	-	Long-term investment
	Angstron Systems, Inc.	-	Long-term investment
	Tropian, Inc.	-	Long-term investment
	SiRF Technology, Inc.	-	Long-term investment
	LeadTONE Wireless, Inc.	-	Long-term investment
	Match Lab, Inc.	-	Long-term investment
	Kilopass Technology, Inc.	-	Long-term investment
	Fang Tek, Inc.	-	Long-term investment
	Alchip Technologies Ltd.	-	Long-term investment
	Elcos Microdisplay Technology, Ltd.	-	Long-term investment
Emerging Alliance	Stock		
	Global Investment Holding, Inc.	Investee	Long-term investment
	Preferred stock		
	Quake Technologies, Inc.	-	Long-term investment
	Pixim, Inc.	-	Long-term investment
	Newport Opticom, Inc.	-	Long-term investment
	NetLogic Microsystems, Inc.	-	Long-term investment
	Ikanos Communication, Inc.	-	Long-term investment
	Quicksilver Technology, Inc.	-	Long-term investment
	Mosaic Systems, Inc.	-	Long-term investment
	Accelerant Networks, Inc.	-	Long-term investment
	Zenesis Technologies, Inc.	-	Long-term investment
	Reflectivity, Inc.	-	Long-term investment
	Iridigm Display, Co.	-	Long-term investment
	XHP Microsystems, Inc.	-	Long-term investment
	Axiom Microdevices, Inc.	-	Long-term investment
	Optichron, Inc.	-	Long-term investment
	Audience, Inc.	-	Long-term investment
	Next IO, Inc.	-	Long-term investment
	NuCORE Technology Inc.	-	Long-term investment
GUC	Bond funds		
	Entrust KIRIN	-	Short-term investment
	Entrust Phoenix	-	Short-term investment
	TISC	-	Short-term investment
	Ta-Hua	-	Short-term investment
	E. Sun New Era	-	Short-term investment
	Shenghua 1699	-	Short-term investment
	Jihsun	-	Short-term investment
	Shenghua 5599	-	Short-term investment
	Mega Diamond	-	Short-term investment
	Polar	-	Short-term investment
	Ta-Hua GC Dollar	-	Short-term investment
	Taiwan Security Overseas Fund	-	Short-term investment

December 31, 2003				
Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
1,596	US$1,500	6	US$1,500	
1,567	US$500	6	US$500	
1,464	US$1,595	2	US$1,595	
20	US$131	-	US$131	
433	US$131	6	US$131	
313	US$63	2	US$63	
3,887	US$2,000	19	US$2,000	
5,556	US$2,000	44	US$2,000	
2,125	US$1,700	-	US$1,700	
2,667	US$3,500	-	US$3,500	
10,000	$100,000	6	$100,000	
467	US$334	1	US$334	
1,721	US$2,382	3	US$2,382	
962	US$250	6	US$250	
602	US$1,850	1	US$1,850	
5,116	US$1,625	3	US$1,625	
963	US$2,488	4	US$2,488	
2,481	US$12	6	US$12	
441	US$460	1	US$460	
861	US$500	4	US$500	
1,596	US$1,500	5	US$1,500	
254	US$500	1	US$500	
2,280	US$750	6	US$750	
1,000	US$1,000	5	US$1,000	
714	US$1,000	6	US$1,000	
1,654	US$250	2	US$250	
800	US$500	3	US$500	
1,821	US$1,000	2	US$1,000	
2,106	22,324	-	22,334	
1,399	20,207	-	20,216	
2,210	30,000	-	30,012	
2,412	30,003	-	30,013	
962	10,000	-	10,004	
1,009	12,000	-	11,995	
764	10,000	-	10,157	
931	10,000	-	10,004	
2,734	30,105	-	30,118	
1,968	20,060	-	20,068	
38	13,691	-	13,732	
22	102,694	-	103,190	

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship
TSMC	Money market funds			
	BOA Fund	Short-term investment	BOA	-
	GS Fund	Short-term investment	Goldman Sachs	-
	Bond funds			
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	-
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	-
	Government bonds			
	Bonds with Repurchase Agreement	Short-term investment	Several financial institutions	-
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	-
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	-
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-
	Stock			
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary
	VIS	Long-term investment	VIS	Investee
	Amkor Technology	Long-term investment	-	-
	Monolithic System Tech.	Long-term investment	-	-
TSMC Partners	ADR			
	TSMC	Short-term investment	-	-
InveStar II	Preferred stock			
	Elcos Microdisplay Technology, Ltd.	Long-term investment	Elcos Microdisplay Technology, Ltd.	-
TSMC International	Money market fund			
	BOA Fund	Short-term investment	BOA	-
GUC	Bond funds			
	Taiwan Securities Overseas Fund	Short-term investment	-	-

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company's ownership percentage in investees.

Note 2: Including stock dividend of 61 thousand units.

Beginning Balance		Acquisition		Disposal				Ending Balance	
Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Carrying Value (US$ in Thousand)	Gain (Loss) on Disposal (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand) (Note 1)
-	$-	120,000	$4,161,760	80,000	$2,785,760	$2,785,760	$-	40,000	$1,359,120
			(US$120,000)			(US$80,000)			(US$40,000)
-	-	140,000	4,852,300	120,000	4,165,140	4,165,140	-	20,000	679,560
			(US$140,000)			(US$120,000)			(US$20,000)
-	-	34,343	500,000	-	-	-	-	34,343	500,000
-	-	97,782	1,400,000	62,988	902,881	900,000	2,881	34,794	500,000
-	-	81,744	879,000	81,744	881,719	879,000	2,719	-	-
-	-	-	1,800,000	-	-	-	-	-	1,800,000
-	-	-	3,157,331	-	-	-	-	-	3,157,331
-	-	-	3,113,067	-	-	-	-	-	3,113,067
-	-	-	1,422,197	-	-	-	-	-	1,422,197
-	767,239	-	174,030	-	-	-	-	-	704,744
677,471	3,264,657	109,545	766,815	-	-	-	-	787,016	4,077,198
505	280,748	-	-	505	301,209	280,748	20,461	-	-
470	104,289	-	-	470	152,681	104,289	48,392	-	-
762	US$7,357	-	-	823 (Note 2)	US$8,407	US$7,357	US$1,050	-	-
-	-	2,667	US$3,500	-	-	-	-	2,667	US$3,500
-	-	87,300	US$87,300	57,000	US$57,000	US$57,000	-	30,300	US$30,300
-	-	22	102,694	-	-	-	-	22	102,694

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party
TSMC	Fab 14	January 20, 2003	$180,665	By the construction progress	United Integrated Services
	Fab 12	May 6, 2003	119,000	By the construction progress	United Integrated Services
	Fab 12	June 17, 2003	134,500	By the construction progress	United Integrated Services
	Fab 12	June 18, 2003	110,055	By the construction progress	Liquid Air Far East Co. Ltd.
	Fab 12	December 2, 2003	230,000	By the construction progress	China Steel Structure Co.
	Fab 12	December 2, 2003	285,000	By the construction progress	Fu Tsu Construction Co. Ltd

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details		
			Purchase/Sale	Amount	% to Total
TSMC	TSMC-North America	Subsidiary	Sales	$117,758,911	57
	Philips and its affiliates	Major shareholder	Sales	3,577,054	2
	GUC	Investee	Sales	549,471	-
	WaferTech	Subsidiary	Purchases	11,433,083	36
	SSMC	Investee	Purchases	5,519,805	17
	VIS	Investee	Purchases	4,910,810	15

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate
TSMC	TSMC-North America	Subsidiary	$13,946,638	37 days
	Philips and its affiliates	Major shareholder	895,063	64 days

Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
	Owner	Relationship	Transfer Date	Amount			
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Transaction Details	Abnormal Transaction		Note/Accounts Payable or Receivable		Note
Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	
Net 30 days from invoice date	None	None	$13,946,638	48	-
Net 30 days from invoice date	None	None	895,063	3	-
30 days after monthly closing	None	None	15,339	-	-
Net 30 days from invoice date	None	None	1,184,642	11	-
Net 30 days from invoice date	None	None	634,647	6	-
Net 30 days from invoice date	None	None	1,034,074	10	-

Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
Amount	Action Taken		
$3,907,505	-	$4,831,330	$-
97,618	Accelerate demand on account receivables	40	-

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Location	Main Businesses and Products	Original Investment Amount	
			December 31, 2003	December 31, 2002
Investor Company: TSMC				
TSMC-North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178
TSMC-Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	2,960
TSMC-Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760
TSMC Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	-
VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	6,503,640
TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780
Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000
Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000
TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350
SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190
Emerging Alliance	Cayman Islands	Investment	1,179,690	1,005,660
GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	341,250 (Note 3)
VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	-

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

Note 3: TSMC's investee, Ya Xin Technology, Inc., merged with GUC in January 2003. GUC is the surviving company.

Balance as of December 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
Shares (Thousand)	Percentage of Ownership	Carrying Value (Note1)			
11,000	100	$417,858	$234,639	$227,062	Subsidiary
-	100	24,622	(13)	(13)	Subsidiary
6	100	101,722	2,451	2,451	Subsidiary
-	100	1,901,428	(1,306)	(1,306)	Subsidiary
787,016	28	4,077,198	179,359	50,351	Investee
987,968	100	22,654,743	876,814	876,814	Subsidiary
-	36	42,941	(840)	108	Investee
-	36	42,006	(1,290)	1,252	Investee
300	100	4,116,934	199,401	197,394	Subsidiary
382	32	2,759,376	(971,314)	(310,821)	Investee
-	99	704,744	(219,190)	(218,094)	Subsidiary
39,040	47	368,434	(88,517)	(33,005)	Investee
5,100	25	50,231	(3,076)	(769)	Investee

3. Internal Control System Execution Status

3.1 Taiwan Semiconductor Manufacturing Company Limited
Statement of Internal Control System (Translation)
Date: February 17, 2004

TSMC has conducted a self-assessment of internal controls for the period of January 1, 2003 to December 31, 2003. The results are as follows:

1. TSMC acknowledges that the Board of Directors and management personnel are responsible for establishing, performing, and maintaining an Internal Control System. The said system has already been duly established at TSMC. The purpose of the Internal Control System is to provide a reasonable assurance of the Company's (1) efficient and effective operations (including profit, performance, and safeguard of assets, etc.), (2) reliability of financial reports, and (3) compliance with applicable laws and regulations.

2. TSMC also acknowledges that the Internal Control System possesses inherent constraints irrespective of the intended impeccability of the system design and therefore could only provide a reasonable assurance of the aforementioned goals. Due to the changes in environment and circumstances, the effectiveness of the internal control system may vary accordingly. Nevertheless, the Internal Control System is equipped with self-monitoring mechanisms. Should any flaws be recognized, the Company would enforce corrective measures immediately.

3. TSMC evaluates the effectiveness of its Internal Control System in accordance with the Guidelines for the Establishment of Internal Control System by Public Companies (the "Guidelines") set forth by the Securities and Futures Commission of the Ministry of Finance. The said Guidelines divide internal control system into five components: (1) Control Environment, (2) Risk Assessments, (3) Control Operations, (4) Information and Communication, and (5) Monitoring. Each component comprises certain factors. More information regarding the said factors is available in the aforesaid Guidelines.

4. TSMC has assessed and evaluated the design and effectiveness in the design and performance of the aforementioned System.

5. On the basis of the self-assessment, TSMC is of the opinion that the aforementioned Internal Control System (includes subsidiary governance), including the efficiency and effectiveness of operations, reliability of financial reports, and compliance with applicable laws and regulations, is effective and provides a reasonable assurance of achieving the abovementioned goals during the period of January 1, 2003 to December 31, 2003.

6. The Statement of Internal Control System will be a prominent feature of TSMC's annual report and prospectus, and will be released to the public. Should any statement herein involve forgery, concealment or any other illegality, Articles 20, 32, 171 and 174 of the Security Exchange Law shall apply.

7. This Statement of Internal Control System has been approved by TSMC's Board of Directors at the meeting of February 17, 2004 with nine directors present at the meeting and no director disagreeing with this Statement of Internal Control System.

Taiwan Semiconductor Manufacturing Company Limited

Morris Chang
Chairman of the Board of Directors

Rick Tsai
President

3.2 The Securities & Futures Commission may request companies to commission CPAs to audit the said internal control system. Disclosure of the audit report(s) is mandatory: Not Applicable

4. Major issues of record or written statements made by any director or supervisor which specified his/her dissent to important resolutions passed by the Board of Directors during 2003 or the period from January 1, 2003 to March 12, 2004: None

5. Private Placement Securities: None

6. Balance of TSMC Common Shares/ADR Acquired, Disposed of and Held by Subsidiaries

Unit: NT$ thousand / US$ thousand

Name of Subsidiary (Note 1)	Paid-in Capital	Fund Source	Percentage of Ownership	Transaction Date	Acquisition (Note 3)		Disposal		Investment Income (Loss)	Balance as of Period End		Balance of Pledged Shares	Balance of Guarantee Provided by TSMC	Balance of Financing Provided by TSMC
					Shares	Amount	Shares	Amount		Shares	Amount			
Chi Cherng Investment Co., Ltd.	840,000	Retained earnings	36%	Year 2003	1,017,442	-	20,000	939	217	13,735,471	458,564	-	-	-
				Year 2004 (Note 2)	-	-	-	-	-	13,735,471	458,564	-	-	-
Hsin Ruey Investment Co., Ltd.	840,000	Retained earnings	36%	Year 2003	1,019,349	-	20,000	939	217	13,761,218	459,511	-	-	-
				Year 2004 (Note 2)	-	-	-	-	-	13,761,218	459,511	-	-	-
TSMC Partners, Ltd. (Note 1)	US$300	Retained earnings	100%	Year 2003	60,948	-	822,809	US$8,407	US$1,050	-	-	-	-	-
				Year 2004 (Note 2)	-	-	-	-	-	-	-	-	-	-
TSMC North America	US$11,000	Retained earnings	100%	Year 2003	1,015,380	-	606,890	40,707	7,578	13,100,748	715,153	-	-	-
				Year 2004 (Note 2)	-	-	146,337	9,268	1,279	12,954,411	707,164	-	-	-

Note 1: TSMC Partners, Ltd. Shares are in ADRs. Each ADR represents five TSMC common shares.
Note 2: As of 02/29/2004
Note 3: Stock dividend distributed in 2003.

7. Major Decisions of Shareholders' Meetings and Board Meetings

Review of Shareholder Meetings

TSMC's 2003 Regular Shareholders' Meeting was held at the Auditorium of the Activity Center of the Hsinchu Science Park on June 3, 2003. At the meeting, shareholders present in person or by proxy passed following resolutions: (1) Acceptance of the 2002 business report and financial statements; (2) Distribution of 2002 profits; (3) Capitalization of 2002 profits; (4) Revisions to Articles of Incorporation; (5) Revisions to Procedures for Acquisition or Disposal of Assets; (6) Revisions to Policies and Procedures for Financial Derivative Transactions; (7) Revisions to Procedures for Lending Funds to Other Parties; (8) Revisions to Procedures for Endorsement and Guarantee; (9) Election of nine directors and three supervisors; and (10) Release the directors elected from non-competition limitation.

Review of Board Meetings

During the 2003 calendar year, and the period from January 1, 2004 to March 12, 2004, the Board held five regular meetings and one special meeting. Major resolutions passed at these meetings are summarized below:

(1) The 2002 business report and financial statements; (2) Distribution of 2002 profits; (3) Convening the 2003 Annual Shareholders' Meeting; (4) Redemption and cancellation of TSMC's 1,300,000,000 Preferred A shares, and reduction of the paid-in capital by NT$13,000,000,000; (5) 2003 R&D project and sustaining capital appropriation; (6) Revisions to TSMC's 2002 Employee Stock Options Plan; (7) Election of Dr. Morris Chang as the Chairman of the Board of Directors; (8) The change of TSMC's registered address; (9) The establishment of a Compensation Committee; (10) TSMC's sponsorship of the issuance of ADRs by the Development Fund and certain other shareholders; (11) The 2003 semi-annual financial statement; (12) The Compensation Committee Charter; (13) TSMC's 2003 Employee Stock Options Plan; (14) The promotion of Ms. Lora Ho as Vice President and Chief Financial Officer; (15) The appointment of Mr. James Chen as Controller; (16) TSMC's sponsorship of the issuance of ADRs by Koninklijke Philips Electronics N.V.; (17) The 2003 business report and financial statements; (18) Distribution of 2003 profits; (19) 2004 R&D project and sustaining capital appropriation; (20) Convening the 2004 Annual Shareholders' Meeting; and (21) The promotion of Mr. P. H. Chang as Vice President, etc.

8. Legal Penalties

Regulatory authorities' legal penalties to the Company, and the Company's resulting punishment on its employees: None

9. Other Necessary Supplement

Any events in 2003 that had significant impacts on shareholders' right or security prices as stated in Item 2 Paragraph 2 of Article 36 of Securities and Exchange Law of Taiwan: None

Taiwan Semiconductor
Manufacturing Company, Ltd.

8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.
Tel: 886-3-5636688 Fax: 886-3-5637000
http://www.tsmc.com

Taiwan Semiconductor Manufacturing Company, Ltd.



Morris Chang, Chairman

